SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For December 31, 2011

MetroGas Inc.

(Translation of registrant's name into English)

MetroGAS S.A.

Gregorio Araoz de Lamadrid 1360

(1267) Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F    X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to

Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes         No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

METROGAS S.A.

Dated: March 14, 2012

By: __________________________________

Name: Eduardo Villegas Contte

Title: Finance Director

Free translation from the original financial statements prepared in Spanish for publication in Argentina

METROGAS S.A.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2011 AND 2010

Free translation from the original financial statements prepared in Spanish for publication in Argentina

METROGAS S.A.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2011 AND 2010

INDEX

Annual Report

Report of Independent Accountants

Consolidated Balance Sheets

Consolidated Statements of Operations

Consolidated Statements of Cash Flows

Notes to Consolidated Financial Statements

Exhibits A, D, E, F, G and H

Balance Sheets

Statements of Operations

Statements of Changes in Shareholders' Equity

Statements of Cash Flows

Notes to Financial Statements

Exhibits A, C, D, E, F, G and H

Summary of Activity

ANNUAL REPORT

To the Shareholders:

Pursuant to applicable legal provisions and to the Company's bylaws, we submit for your consideration the documentation related to the Company's financial statements for the twentieth fiscal year, ended on December 31, 2011.

  MACROECONOMIC CONTEXT

During 2010, developed and emerging countries tried to recover from the financial crisis and consequent recessions that took place in 2008 and 2009. During 2011 world growth slowed down and according to preliminary estimates it would have been over 5.1% in 2010 and 4.0% in 2011.

World growth slows down due to some factors that were observed during the year. First of all, conflicts in Egypt and Libya fostered a price increase in petrol which varied from US$ 90 a barrel (WTI) to US$ 110 in April 2011. In the same way, Japan's earthquake in February 2011 made this country fall into recession and affected the world offer of some manufactured goods. Finally financial problems in the Euro zone caused some turbulence in financial markets and affected the European recovery especially of its periphery countries.

In face of this uncertainty in financial markets and most of all in the second semester, investors tried to make it safe by getting free risk assets such as American Treasury Bonds, pushing interest rates to historically low levels. On the other hand, raw materials showed different behaviors, basically with a price increase in oil and a decrease in agricultural raw materials.

The main questions for 2012 lies on core countries' low growth and on continuous financial turbulences in the Euro-zone .The United States shows a low increase that is below its potential, with unemployment levels that reached historical high levels (8.6%) and a real state market with high stocks. The Euro-zone is implementing measures to make its members fiscal and financial situation stable and sustainable.

In December 2011, the European Commission announced some measures to increase economic integration and the creation of a European Financial Stability Fund of Euros 1,000 MM to help countries undergoing trouble and to capitalize commercial banks. The European Central Bank decided to lower the rate to its 1% minimum historical level. It remains to be seen if these measures shall calm tensions in financial markets and if this effect shall be translated into an economic recovery during 2012

Although the international context was not favorable, domestic macro-economical conditions were not significantly affected.

Although the first semester was similar to 2010 and there was a slight slowing down during the second semester, the argentine economy achieves to perform within the group of emerging countries. According to the National Institute of Statistics and Censuses ("INDEC"), the GDP (Gross Internal Product) of 2011 increased by 9.3% compared to 2010. The main contribution to the mentioned increase came from private consumption, which continues to be the most important component of the GDP, representing 65% of the argentine economy.

Public investment and consumption are within the most dynamic components. Investment grew by nearly 17% and public expenditure by 32%. Public expenditure was decoupled from incomes increase, which caused 2011 to end with a primary deficit four times higher than the one in 2010.

In the context of foreign trade, exports, which kept the same volumes they had last year but observed better international prices, increased by 23%, reaching US$ 84,000 million. Imports grew by 31% to US$ 74,000 million, showing a balance of US$ 10,000 in the balance of trade.

Finally, as regards inflation official statistics (INDEC) showed that the rise in prices in 2011 reached 9.5% - below the 10.9% registered in 2010-. Estimates from provincial institutions and other private sources registered a price increase in the consumer sector- around 24%. Once again in 2011 salaries from the formal unionized private sector grew at a quicker pace than inflation and the nominal exchange rate. During the last two years (2010 and 2011) salaries rose by 72%, prices by 57% and exchange rate by 12%.

2. COMPANY PROFILE

MetroGAS S.A ("MetroGAS or "the Company") is the largest gas distribution company in Argentina in terms of number of customers and of delivered gas volumes. MetroGAS distributes approximately 21.5% (*) of the total natural gas supplied by the nine distribution companies licensed after the privatization of Gas del Estado in late 1992, and currently has approximately 2.2 million customers in its service area (Buenos Aires City and eleven municipalities in the south of Greater Buenos Aires), a densely populated area including major power plants and other industrial and commercial users.

During 2005, due to new rules, (see Note 8.4.1 to individual accounting statements), MetroGAS' Board decided to constitute MetroENERGIA S.A ("MetroENERGIA"); MetroGAS holds 95% of this corporation's share capital and its social objective is to act as a natural gas trading company and / or a gas transporting company on its own behalf, on third parties behalf or associated to third parties.

Since 1993 natural gas consumption in Argentina increased by approximately 74%. In that year consumption was approximately 21,828 MMm3 (million of cubic meters) and it increased to 37,898 MMm3 in 2011 (*). This increase is due to natural gas low relative prices compared to other energy sources, an increased capacity of major gas pipelines and the expansion of distribution networks.

Argentina's proven gas reserves amount to 358,726 MMm3 (**), with an 8-year supply guarantee. There are 19 known sedimentary basins in the country, 10 of which are on-shore, 3 are off-shore and 6 are both on and off-shore. Production is concentrated in 5 basins: the Northwest basin; the Neuquén and Cuyo basins in central Argentina; Gulf of San Jorge and Austral basins in the south of the country. In 2011, the estimated annual production of natural gas reached 46,977 MMm3 (***) mainly coming from the Neuquén basin. Approximately 61% of all gas purchased by MetroGAS during 2011 came from the Neuquén basin and the remaining 39% from the Austral and Gulf of San Jorge basins.

(*) According to the latest available information provided by the National Gas Regulatory Authority ("ENARGAS") - December 2011.

(**) According to the latest available information provided by the Energy Secretariat- December 2010.

(***) According to the latest available information provided by the Energy Secretariat- December 2011.

3. ORGANIZATIONAL STRUCTURE

MetroGAS' current organizational structure is as shown below:

4. LICENSE CONTRACT RENEGOTIATION

The Public Emergency and Exchange Regime Reform Law No. 25,561 ("Emergency Law") from January 7, 2002, affected the legal framework in force for license contracts of utility services companies.

The main provisions of the above mentioned Law that have an impact on the License duly granted to MetroGAS by the National Government and that modify express provisions of Law No. 24,076 (the "Gas Law") are the following: "pesification" of tariffs that were fixed in convertible dollars at the exchange rate specified in the Convertibility Law (Law No. 23,928), the prohibition of tariff adjustments based on any foreign index, thus not allowing the application of the international index specified in the Regulatory Framework (US Producer Price Index-PPI), and the government's unilateral decision to renegotiate the license granted to the Company in 1992.

Furthermore, the Emergency Law established the beginning of a renegotiation process of utility contracts granted by the National Executive Power ("PEN") without detriment to the requirements that utility services companies must go on complying with all their obligations. The process began in 2002 and the Economy and Production Ministry ("EM") was entitled to carry out the renegotiation through the Committee for the Renegotiation of Contracts for Public Works and Services ("CRC"), this committee was then replaced by the "Unit for the Renegotiation and Analysis of Utility Contracts" ("UNIREN") by means of Executive Order No. 311 in 2003. The UNIREN was presided by the EM and by the Ministry of Federal Planning, Public Investment and Services (MPFIPyS).

The Emergency Law, which was originally to be due in December 2003, was extended several times until December 31, 2013. Consequently, the terms for renegotiating licensees and public services concessions were also extended.

Although MetroGAS strictly complied with the submittance of all required information, the process of renegotiation was still delayed and the Company was not able to reach a consensus. It is important to point out that MetroGAS' distribution tariffs have been frozen since 1999.

Although several draft copies with proposals have been exchanged with the UNIREN during the last years (last one was received in January 2012), the Company has not been able to reach a definite agreement since, the Government strictly requires that Company's direct and indirect shareholders suspend and eventually release any domestic or international claim against the National State as a consequence of the emergency condition and, that the Company grants an indemnity for the National State as regards any measure, decision or judgment consisting in a compensation of damages or an economic indemnity, whatever origin, based on or related to actions or measures stated as a consequence of the emergency situation stipulated by Law No. 25,561 and /or the annulment of the PPI index as regards the License agreement. Among the relevant issues where no consensus has been reached to move forward in the process to subscribe to a Letter of Understanding, we can mention, the amount of tariffs' increases and the lack of certainty as regards the effective perception of those increases by the Company within a deadline in accordance with the special situation that the Company is undergoing. Without ruling out other alternatives, and taking into account that the Company is in a delicate situation, negotiations are still being fostered aiming at reaching an agreement that envisages tariff increases from the beginning allowing the Company to make a proposal to its creditors and overcome the legal proceedings it is going through, thus re-establishing the business feasibility. According to the opinion of the Company's legal advisors, an Agreement Act with the characteristics proposed by the UNIREN has to be authorized by the judge in charge of the insolvency proceedings.

A Temporary Agreement was signed with the UNIREN on October 1, 2008, which was ratified by MetroGAS' Shareholders Assembly on October 14, 2008 and approved by the PEN on March 26, 2009 through Executive Order No. 234 (Official Gazette 04/14/2009). Such Temporary Agreement establishes a Transition Tariff Regime as from September 1, 2008, with a readjustment of prices and tariffs including variations in the price of gas, transport and distribution. The amounts collected due to the increase of prices and tariffs resulting from the readjustment of distribution tariffs will have to be deposited by the Company in a specific (trust) fund destined to the construction of infrastructure works within the License area.

As regards the Trust Fund that would be destined to the construction of infrastructure works, MetroGAS has complied with all the necessary steps to constitute an Administration Trust Fund with Nación Fideicomisos S.A. On March 22, 2010 the Letter of Understanding subscribed by both parties was sent to the ENARGAS and the MPFIPyS.

In June, 2010 MetroGAS sent to the ENARGAS and the UNIREN the data backup corresponding to all investments made since September 2008 up to December 2009 together with the 2010 Investment Plan as stipulated in the Temporary Agreement.

ENARGAS has not yet issued the tariff schemes, as a consequence, as of the date of issuance of these financial statements, the Company has neither invoiced nor entered the effects of the said Temporary Agreement.

In face of the difficult financial situation affecting MetroGAS and the lack of response from State bodies to the proceedings started, on June 8, 2010 the Company filed a legal protection proceeding against the ENARGAS and the Undersecretary of Coordination and Management Control under the authority of the Ministry of Federal Planning, Public Investment and Services ("MINPLAN"), as a consequence of their omission to implement the "Temporary Tariff Scheme" (RTT) established in the Temporary Agreement subscribed on October 1, 2008 and approved by the National Executive Power (PEN) through Executive Order No. 234/09.

When filing the appeal, the Company stated that both the ENARGAS and the Undersecretary of Coordination, within the sphere of their respective responsibilities, have had to implement, since March 2009, the tariff scheme derived from the Temporary Tariff Scheme. However, they omitted to carry out due actions to implement the said scheme, resulting in prejudice of the Company's constitutional rights. Therefore, it was requested that the defendants carry out, without delay, the necessary actions to put in force the tariff increase before mentioned. On November 30, 2010 the Judge rejected the legal protection proceeding, decision which was then appealed by the Company on December 7, 2010.

During the course of the year, the Company sent notes to the ENARGAS, UNIREN and the MPFIPyS insisting on the Company's need to reach a definite consensus to successfully end the legal proceedings that the Company is undergoing.

Considering the situation the Company is going through, and the fact that on January 6, 2012 the Emergency Law No. 25,561 had been in force for 10 years and so as to efficiently protect its rights, on December 29, 2011, MetroGAS filed a lawsuit to interrupt the prescription of damages resulting from the breakdown of the economic financial equation stipulated in the gas distribution License as well as a previous administrative claim with the same purpose.

5. MEETING OF CREDITORS AND THE PARTICIPATION OF THE COMPANY

During the last twelve years the Company has made great efforts to get a tariff readjustment which reestablishes its economical-financial equation. The Company suffered an economical and financial unbalance as a consequence of the fact that there was no distribution tariff increase, no allocation of municipal rates to tariffs and no recognition of the rise of monetary fixed costs regarding operation, administration and commercialization that, since 2001 up to this date have been increased by 359%. Although improvements regarding efficiency have been achieved along the years, this scenario significantly affected the Company's ability to generate enough fund flows to satisfy payments to its suppliers and financial creditors so on June 17, 2010 MetroGAS' Board of Directors requested a Call for Creditors' Meeting which was filed before the National Court for Commercial Matters No. 26, Secretariat No. 51, case record No. 056999. On July 15, 2010 the court approved to call for creditors' meeting, stating measures stipulated by law and due terms for each stage of the process. It is worth emphasizing some of the relevant measures: a) the end of the verification period originally scheduled until February 21, 2011, was then brought forward to November 10, 2010 by court resolution, b) the last date for MetroGAS to suggest a categorization of verified creditors originally scheduled until September 20, 2011, was then brought forward to April 20, 2011, and c) the due date of the exclusivity period originally scheduled for August 21, 2012, was then brought forward to March 9, 2012. The Company's Shareholders Assembly called on August 2, 2010 ratified the decision taken by the Board of Directors.

As of the date of issuance of these financial statements, the term for verification of credits has ended as well as the period for credits observance, and the trustees in bankruptcy have issued the individual report as stipulated by Section 35 from the Bankruptcy Law. On April 20, 2011 the judge issued the resolution stated by section 36 of the same law and cleared up the origin of the said credits. On May 3, 2011 MetroGAS suggested a sole category of unsecured creditors, and finally on June 21, 2011 the trustee in bankruptcy in charge submitted the general report stipulated by section 39 indicating the causes of the economic unbalance, the assets and liabilities, time and causes of the suspension of payments, irrevocable actions, opinions about the categorization, etc.

On July 12, 2011, the Company submitted before the Court a preventive agreement proposal. On October 3, 2011 MetroGAS submitted the commercial creditors' consent to this proposal in the legal proceedings record, representing the absolute majority of verified creditors. The proposal was improved in November 21, 2011 and in February 2, 2012.

So as to continue with the trial process, on December 1, 2011, MetroGAS requested the call for bondholders' meeting stated in section 45 bis of the Bankruptcy Law; the Court ordered, on December 6, 2011, that the meeting was to be held on February 24, 2011 at 11.00 a.m. at the Company's headquarters, in order the current preventive agreement proposal at the time of the assembly to be accepted or rejected. The Court appointed Dr. Cristian Fox to chair the Assembly.

On February 16, 2012, alleging that the non-financial creditors had a very short time to understand the last submitted proposal, which was quite complex, that it was necessary to complete the reorganization proceedings of the parent company (Gas Argentino S.A.) and considering the re-start of the negotiations with UNIREN to achieve a tariff reschedule, the Company filed with the National Commercial Court that hears its reorganization proceedings, a petition to extend the exclusivity period for ninety working days and, consequently, to annul the informative hearing established initially for March 2, 2012 and schedule a new hearing to that effect five days before the maturity of the extended exclusivity period. Furthermore, the Company requested the postponement of the noteholders' meeting called by the Court for February 24, 2012 at 11.00 a.m.

At the same date, the Court solved favorably the request mentioned before and, consequently, the informative hearing was established for July 11, 2012 and the noteholders' meeting was postponed until June 18, 2012.

Without detriment to what was said before, it is yet neither possible to foresee the results of the process nor determine its final consequences over the Company's operations and results.

On June 17, 2010 MetroGAS was notified of the ENARGAS Resolution No. I-1,260 that it would be under intervention for a 120-day term appointing Engineer Antonio Gomez as official receiver. This measure followed the decision taken by MetroGAS' Board of Directors to call for creditors' meeting.

The above mentioned Resolution established that the intervention has to be in charge of supervising and controlling all regular administrative and disposal activities that may affect the normal rendering of the gas distribution public service that is subject to the License. In addition, it stipulated to perform an integral audit of MetroGAS and within the framework of the said audit, to determine and assess the value of all MetroGAS' assets transferred by the PEN through Executive Order No. 2,459/92 and those added at a later date.

On July 14, 2010, MetroGAS filed a direct appeal before the National Chamber of Appeals for Federal Administrative Litigations pursuant to Section 70 of the Law No. 24,076 as regards the ENARGAS Resolution No. I-1,260, together with a request for an injunction to suspend the effects of the intervention during the process of the said direct appeal. This request for injunction was rejected by court resolution notified to MetroGAS on September 8, 2010.

The intervention has been extended in different opportunities for a hundred an twenty days appointing Engineer Antonio Gomez as Official Receiver. The last extension was stipulated by the ENARGAS through Resolution I/16,154 from February 7, 2012, in the same terms as previously mentioned.

6. REGULATORY FRAMEWORK

Natural gas distribution is an activity regulated by the ENARGAS. Its jurisdiction is extended to transportation, sale, storage and distribution of natural gas. Within its sphere of responsibilities, according to what is expressed in the Gas Law, the ENARGAS has to protect customers, pay attention to competition in the natural gas supply and demand and encourage long-term investments in the industry.

6.1 Natural gas unbundling

In line with regulatory changes made in the gas sector as from 2005, the process informally denominated "natural gas unbundling" took place by which different categories of consumers (except for residential customers and small stores, as well as non-profit civil associations, labor unions, trade associations or mutual benefit associations, health institutions and private or public educational institutions ) had to start purchasing natural gas volumes at the point of entry into the transportation system directly from natural gas producers and/or marketers, thus zonal distributors were limited to render natural gas transport service and /or distribution exclusively.

In addition, and during the same year, a Mechanism for Assigning Natural gas to Compressed Natural Gas ("CNG") stations was established. By means of this mechanism CNG stations get natural gas through a system of periodical assignments of gas volumes within the Electronic Gas Market ("EGM").

In this context, MetroENERGIA was conformed as a natural gas trading company in 2005; it was created in order to keep the biggest number of customers as possible and count on a better tool in accordance with the new context where the Company had to perform.

MetroENERGIA, was authorized by the ENARGAS to act as a natural gas trading company and /or gas transporting company, and subscribed as agent of the EGM.

MetroENERGIA has been carrying out actions since its creation which made it possible to retain most of the industrial and commercial customers duly contemplated in the "unbundling" process of the Company's area, thus being able to maintain the participation of these categories of customers within MetroGAS' sales portfolio.

6.2 Complementary Agreement with Natural Gas Producers

Resolution No. 1,070/08 by the ES was published on October 1, 2008 approving the "Complementary Agreement with Natural Gas Producers" subscribed on September 19, 2008 mainly aimed at restructuring gas prices at well head, segmenting residential demand for natural gas, and establishing natural gas producers' contribution to the Trust Fund created by Law No. 26,020 to finance the sale of LPG cylinders for residential use at differential prices.

In accordance with the Complementary Agreement approved by ES Resolution No. 1,070/08, ENARGAS Resolution No. I/409/08, published on September 19, 2008, established the segmentation of the category of residential customers "R" in 8 subcategories according to their consumption levels and based on such segmentation an increase of the value of natural gas at the point of entry into the transportation system was stipulated ; such increase did not apply to the first three residential subcategories and sub-distributors.

As in virtue of the Complementary Agreement approved by ES Resolution No. 1,070/08 increases on the price of natural gas had to be fairly allocated on the different components of the users' final tariff so as to guarantee that the distributors' equation was kept unaltered after this increase, then the ENARGAS made the necessary tariff adjustments, issuing as regards the Company, ENARGAS Resolution No. I/446/08 by means of which it approved a new tariff scheme reflecting the mentioned increases in force as from September 1, 2008 (as from October 1, 2008 for NCG increases) without considering in this tariff scheme the readjustment of the distribution tariff.

Afterwards, on December 23, 2008, ES Resolution No. 1,417/08 was Published by means of which and based on the Complementary Agreement approved by ES Resolution No. 1,070/08, the ES fixed new natural gas prices at the point of entry into the transportation system. As a result of this the ENARGAS issued Resolution No. I/566/08, published on the same day, approving the new tariff scheme to be applied reflecting those new increased prices for natural gas.

6.3 Total Energy Plans and Gas Plus

The National Government implemented the Total Energy Plan in 2007; the said plan aimed at guaranteeing the supply of energetic resources, of both liquid and gas fuels, and at encouraging the replacement of natural gas and/or electrical energy consumption for the use of alternative fuels. As a matter of fact, Resolution No. 459/07 by the Ministry of Federal Planning, Public Investment and Services (MPFIPyS) created the above mentioned Total Energy Plan which was then ruled by different resolutions that enlarged it and extended its enforcement.

The Total Energy Plan includes a propane-air provision plan under the responsibility of ENARSA. In connection to this last issue, ENARGAS Resolution No. I/831/09 was published on August 20, 2009 by means of which new specifications were set for synthetic natural gas to be injected into the system of distribution. The plant that injects gas (propane-air) into MetroGAS' system of distribution, which is operated by ENARSA, is running at present. MetroGAS is responsible for controlling that all quality measures, which are required by the ENARGAS to ensure a safe operation, are met at all times.

In the same way, through ES Resolution No. 24/08, modified by ES Resolutions No. 1,031/08 and 695/09, the government launched in 2008 a program called "Gas Plus" to encourage production of natural gas in virtue of which every new gas volume produced under the said program shall neither be considered part of the volumes included in the 2007-2011 Agreement nor it shall be under its price conditions, however, it can not be exported and its price has to cover associated costs and generate a reasonable profitability.

6.4 Trust Fund

Regarding the so called "specific charges" for financing extension works of the natural gas transportation system that natural gas distribution companies charge their industrial customers and thermoelectric generators (and CNG stations, only in the case of trust charges I) on behalf and order of Nación Fideicomisos S.A according to the provisions that created and ruled them (among others, Law No. 26,095, PEN Executive Order No 180/04 and No. 1,216/06, MPFIPyS Resolutions No. 185/04, No. 2,008/06 and No. 409/07, No. 161/08, ENARGAS Resolution No. 3,689/07 and ENARGAS Notes No. 6,398 /07, No. 4,381/07, No. 808/07, No. 1,989/05 and No. 3,937/05 and No.14,942), there are cases in which MetroGAS' customers who, being compelled to pay such charges have resorted to justice in order to determine such charge as unconstitutional and asked for a non-innovative precautionary measure until reaching a solution. In some cases, justice has effectively granted the requested precautionary measures, compelling MetroGAS not to invoice or collect such charges. MetroGAS has been complying with this measure up to this date. In other cases, the said precautionary measures were judicially revoked at subsequent proceedings. In mid June, 2009 and after many discussions with the ENARGAS and Nación Fideicomisos S.A., the latter authorized the Company to offer payment plans to its customers who had debts under the concept of specific charges.

Moreover, Executive Order No. 2,067/08, published on December 3, 2008, established the creation of a Fund Trust to take care of natural gas imports that are necessary to complete the natural gas injection required to meet all national needs, while MPFIPyS Resolution No. 1,451/08 published on December 23, 2008, ruled the activities of the said Trust Fund stating the creation of the corresponding trust system, and ENARGAS Resolution No. I/563/08, also published on December 23, 2008, stipulated the implementation, as from November 1, 2008, of the corresponding tariff charges for financing the trust fund at issue being those charges payable by residential customers with annual consumptions over 1,000 m3.

On June 4, 2009, the ENARGAS issued Resolution No. 768, stipulating that from May 1 to August 31, 2009, MetroGAS' residential customers from categories R3 1o. and R3 2o. that is, those customers with annual consumptions between 1,001 and 1,500 m3, will be exempted from charges imposed by Executive Order No. 2,067/08.

On August 18, 2009, the ENARGAS notified Resolution No. 828/08 which extended the exemption implemented by Resolution No. 768 mentioned before up to October 1, 2009, and for customers obliged to pay charges imposed by the mentioned Resolution it stipulated a 100% subsidy for consumptions between June and July, 2009, and 70% subsidy for consumptions between August and September 2009.

Provisions mentioned in the two previous paragraphs were repeated in winter 2010 through ENARGAS Resolution No. 1,179/10, and for 2011 winter through ENARGAS Resolution No. 1,707/11 and ENARGAS Note No. 4,496/11.

On August 19, 2009, the ENARGAS notified Note No. 9,097 through which MetroGAS was requested to highlight in its invoices the amount corresponding to the subsidy derived from the implementation of Resolution No. 828, to incorporate diagonally and with a special typography the legend that reads "Consumption subsidized by the National State", and finally to attach to the invoice a document with the specification of the cost of the service if it had been provided in certain cities from Brazil, Uruguay and Chile, as well as the indication of the hypothetical consumption of the volume invoiced by the purchase of gas bottles of liquefied fuel gas. This provision was repeated in winter 2010 by ENARGAS Note No. 4,862/10.

Finally, through Note No. 11,821 the ENARGAS notified the precautionary measure issued in the case "Defensor del Pueblo de la Nación- Inc Med C/ Estado Nacional- Decree No. 2,067/08- Resolución 1,451/08 y Otro S/ Proceso de Conocimiento " Case Record No. 6,530/09 before the V Chamber of the Federal Administrative Court of Appeals reporting the continuity of the applicability and enforcement of the regime set up by Executive Order 2,067/08 and the obligation to implement the corresponding means to allow those customers obliged to payment to call off invoices excluding the Charge 2,067/08 plus the resulting VAT, in which case the payment to be made shall be considered a down payment and, if the applicability of the said charge is confirmed, every amount not paid for Charge 2,067/08 plus VAT may be demanded as appropriate. The said court resolution does not apply to customers obliged to pay the charge at issue who are domiciled within the jurisdiction of the municipalities of Avellaneda and Quilmes, as these users are affected by several court resolutions issued within the framework of the court measures requested and obtained by the said municipalities' Ombudsmen, in virtue of which MetroGAS is prevented from invoicing the specific charge arising from Executive Order No. 2,067/08. Moreover, in a proceeding filed by a customer from MetroGAS' distribution area, there is at least one first instance court ruling declaring the unconstitutionality of the previously mentioned Executive Order and that is why the Company is prevented from invoicing, as regards this customer, the specific charge at issue.

In December 2010, through Resolution MPFIPyS No. 2,289/10 and ENARGAS Note No. 14,924, individual values of trust charges I and II were modified, without modification of the joined values.

On November 8, 2011, the ENARGAS notified Resolution I/1,982 through Note No. 12,800, by means of which new values for the Charge 2,067/08 are stipulated together with the extension of its enforcement to all customers' categories for all consumptions as from December 1, 2011. Moreover, in subsequent consistent and complementary Resolutions there is detail of the residential areas' geographical zones where the subsidy is not to be applied as they are considered to have a high economic standard, and others which will receive letters including a form in a sworn statement format that comes together with each invoice issued by MetroGAS, where customers must indicate the reasons why they need to maintain the subsidy as regards gas consumption. Those who do not answer within 30 calendar days shall be automatically excluded from the subsidy. Aiming at neutralizing increases, an estimate was made from a flat invoice to avoid peak consumptions so that customers do not suffer significant variations especially during winter months, as it is a volumetric charge. To this effect, the Company shall consider the accumulated consumption from the last twelve-month period.

In case customers respond in an affirmative way as regards the need to maintain the subsidy, the State shall make an analysis over the effective granting of the said subsidy by requesting information and sending social workers. In addition and previous to this, customers were given the possibility to voluntarily decline the subsidy.

According to Annex III of the Resolution, there is a group of customers who are immediately going to loose the subsidy because of the kind of activities they perform.

Every six months each customer is going to have an adjustment based on their consumption and category so as to calculate the best value of the flat fee accurately.

The total charge collected is going to be assigned to finance imported gas by ENARSA.

Finally, it is important to point out that on December 28, 2011 Law No. 26,728 which approved the National Administration Budget for 2012 was published in the Official Gazette, this budget contemplates the creation of two new charges to be invoiced, collected and settled by natural gas transporting companies and distributors so as to finance, guarantee, pay and/or repay investments, taxes and the necessary related expenses corresponding to the Northeast Pipeline and main gas pipelines, regional gas pipelines, important residential networks and/or internal installations in terms of socioeconomic and humanitarian parameters, for the distribution of natural gas that allow and/or had allowed new natural gas users. The mentioned law has not yet been regulated, consequently, it is unknown if it will have any impact on the Company.

6.5 Municipal rates

The regulatory framework in force and duly applicable to gas distribution contemplates the reallocation on tariffs of all new taxes or levies or rate increases, applicable as from the operations start date on December 29, 1992, as well as, under certain conditions, the free use of public space concerning the laying of natural gas pipelines. Notwithstanding this, and without detriment to the many requests presented by MetroGAS and the right it posses, as of the date of issuance of these financial statements, the ENARGAS has not yet authorized any reallocation on tariffs of payments made to different municipalities, not only of the Province of Buenos Aires but also of the Autonomous City of Buenos Aires, regarding these concepts.

As there was no approval as regards the reallocation on tariffs of the Study, Revision and Inspection of Works in Public Spaces Levy of the GCABA and of the Occupation of Public Space Levy of the GCBA as well as of the Municipalities of the Province of Buenos Aires already mentioned, MetroGAS, during 2009 and 2010, filed legal protection proceedings concerning default payments against the Sub-secretary of Coordination and Management Control who has to answer in accordance with the terms of MPFIPyS Resolution No. 2,000/05 and against the ENARGAS as regards the Study, Revision and Inspection of Works in Public Spaces Levy and the Occupation of Public Spaces Levy of the GCABA and the Occupation of Public Spaces Levy of the Municipalities of the Province of Buenos Aires. The Company is still dealing with the legal proceedings before the different courts.

6.6 Regulatory Authority

The ENARGAS intervention originally stipulated by Executive Order No. 571/07 for a 180 day-term was extended for equal periods by means of Executive Order No. 1,646/07, 80/07, 953/08, 2,138/08, 616/09 and 1,847/09, 1,038/10 and 1,688/10 and 692/11.

During the last years there has been a strong and regular increase in the ENARGAS' annual budget reflected in a bigger personnel number and technological resources. As a result the ENARGAS' Management structure was reorganized and this structure became official through Resolution No. I/1,456 from November 2010. Some management departments from the previous structure remained the same and new management departments were incorporated related to specific issues. As a result of this,the ENARGAS started a new stage having more control over the Licensees's activities. As an example of this a new Management Department was set up specifically for Regulatory Economic Control ("GCER") and a strong investment was made to acquire a computer software capable of incorporating all of the information concerning the invoicing of customers from all the Distributing Companies. In this way audits that were carried out by the ENARGAS by sampling, are currently absolutely directed to situations that a priori can presume inconsistencies in the information provided by the Licensees. For this reason the GCER implemented a monthly remission system of detailed information through a web application that validates information provided by controlled companies before allowing this information to be sent. This system is called SARI. Each concept in each invoice of each of MetroGAS' customers is dully reported and kept in a big information repository that is available to the ENARGAS for its analysis .Similar systems have been created for invoices received from gas producers, for invoices adjustments and for reports regarding the administration of the trust funds for financing imported gas (charge Executive order No. 2,067/8). During 2011 the ENARGAS' systems department was under the responsibility of its Region Management Department so as to increase the SARI capacity and aiming at implementing in the future similar systems of information remission for controlling other processes of the Licensees.

7. CORPORATE GOVERNANCE

MetroGAS complies with good practices of corporate governance, respecting principles such as total and full information, transparency, efficiency, protection of the investment parties, equal treatment among investors and protection of the stability of the entities and financial brokers.

Within the Company's Board of Directors, MetroGAS has an Audit Committee, composed of three independent Directors, thus the Company complies with local and international provisions in force related to this matter. The Board approved, among other measures related to the Corporate Governance, the Conduct Code, the Fraud and Dishonest Practices Policy and the channel of anonymous complaints.

7.1 Authorities

At MetroGAS' Shareholders Meeting and Board Meeting, on April 29 and May 3, 2011, respectively, Mr. Juan Carlos Fronza was appointed Company President, being an independent member. Mr. Carlos Emilio Rogelio Messi was appointed 1st. Vice-president and Mr. Marcelo Pablo Dominguez 2nd.. Vice-president of the Company.

7.2 Decision Making and Internal Control System

The Company encourages delegation of authority, thus allowing quick and efficient replies to every activity, at the same time there is a clear and explicit definition of the scopes of such delegation by setting limits of approval implemented in a systematized way, which minimize risks.

Furthermore, MetroGAS has an Internal Audit area whose mission is to guarantee the Board of Directors, the Audit Committee, the Directorate Committee and the managerial level of the Company that there are effective and efficient processes of internal control to identify and handle the business' risks.

The existence of standardized processes, administrative proceedings, fluid communications, regular issues of reports on management planning and control, performance assessments, within the framework of policies set by the Directorate Committee, consolidate the internal control system, give reasonable certainty of achieving objectives, provide reliable financial information and ensure the compliance of regulations in force.

7.3 Sarbanes-Oxley Law

MetroGAS is registered in the New York Stock Exchange and is compelled by requirements from the Securities and Exchange Commission ("SEC"). For this reason, the Sarbanes-Oxley Law is applicable to the Company's procedures. This Law, which was passed aiming at providing reasonable reliability for accounting and financial information, requires the CEO and the Director of Administration and Finance to sign an annual certification, where they state, among other things, that they are responsible for establishing, keeping and monitoring an appropriate internal control structure, making an annual report on the effectiveness of this internal control when issuing financial statements.

MetroGAS has already complied with the sections of this law applicable as from fiscal year ended on December 31, 2002 as well as with the provisions regarding management opinion about internal control as from the issuing of financial statements ended on December 31, 2007.

In order to comply with all requirements stated by this Law on due date, MetroGAS has conformed a working team with personnel from the administration and finance area, from the legal area and from the internal audit one, also counting on a high cooperation from those people responsible for processes of all the Company's areas. Moreover, the Company has hired the services of consulting firms to assist in the assessment of control and implementation of improvements.

This process is focused on the assessment of internal controls over the issuing of accounting information. As of this date, MetroGAS has performed the survey and documentation of processes, risks and controls, the assessment of the design and operation of controls and has implemented many remedy plans. During the next fiscal year MetroGAS is going to continue with the survey and documentation of new processes or of processes that have been changed, the assessment of the design of those processes' controls, operation tests of controls and the implementation of remedy actions over all weaknesses found.

7.4 Policy of Compensation to the Board of Directors and to Managerial Staff

Compensation to the Board of Directors is fixed by the Ordinary Meeting of Shareholders.

Compensation to the CEO and to Executive Directors who report to him is fixed by the Compensation Committee conformed by independent Non-Executive Directors and members of the Board who represent majority shareholders.

As of December 31, 2011, the compensation policy for managerial staff consists of a monthly fixed payment and a variable payment based on the fulfillment of objectives fixed on annual basis. The compensation policy neither provides for option plans over the Company's shares nor for long-term incentives.

8. DESCRIPTION OF OPERATIONS

8.1. Commercial Policy, Company Financial and Investment Planning

According to the economic context and provisions issued by the National Government which include the modification of the standards of MetroGAS' Regulatory Framework, and its meeting of creditors, MetroGAS decides as long as it is financially viable, to focus its efforts on ensuring the business continuity, keeping the quality and reliability of all gas supply, complying with the License's basic rules, and finally based on the results of the renegotiation of the License Agreement, MetroGAS is going to define its strategy towards the future and matters such as company planning, commercial policy and development of the investment plan.

8.2. Gas purchase and transportation

In order to satisfy natural gas supply needs, the Company operates with the following suppliers: YPF, Total Austral, Wintershall Energía, Pan American Energy, and other producers from Tierra del Fuego, Neuquén and Santa Cruz.

On June 14, 2007 Resolution No. 599/07 from the Energy Secretariat was published in the Official Gazette thus giving official approval to the "2007-2011 Agreement with Natural Gas Producers", afterwards being ratified by specific natural gas producers; as a result the enforcement of such Agreement was a fact. Basically, The 2007-2011 Agreement stipulates: i) volumes to be injected at points of entry into the transportation system by natural gas producers for residential and commercial users, industries, power plants and CNG stations up to December 31, 2011 ( although with different contractual terms according to user's segment), ii) parameters for graduated and particular adjustment of prices according to users' segments, and iii) mechanisms to redirect and additionally inject natural gas in order to meet the demand of the domestic market, in case it were necessary and in the face of supply shortage. In virtue of 2007-2011 Agreement, natural gas producers and distributors had to celebrate natural gas bargain and sale agreements in accordance to what is stipulated in such agreement. As of the closing of these financial statements, the Company has not entered into any of these agreements because, to the best of its knowledge, all offers to enter into agreements received from natural gas producers did not respect the terms of the 2007-2011 Agreement and besides, regarding contemplated volumes, would not allow MetroGAS to ensure natural gas supply to its uninterruptible customers.

As from 1 August, 2007, on the basis of what was stipulated in the 2007-2011 Agreement and in virtue of different notes from the Undersecretariat of Fuels and of Letters from the EGM, all volumes fixed under such Agreement were put in force as supply arrangements, every time no agreements are entered into with producers.

On September 19, 2008 the ES subscribed with natural gas producers the Complementary Agreement with Natural Gas Producers (Resolution No. 1,070) where prices at well head and segmentation of residential natural gas demand are restructured, serving as a complement to the Agreement approved by Resolution No. 599/07. The enforcement of such Agreement was as from September 1, 2008, except for CNG which was applied as from October 1, 2008.

Finally, on December 16, 2008 the ES issued Resolution No. 1,417/08 stipulating new basin prices, applicable as from November 1, 2008.

Due to the fact that MetroGAS considered that volumes, injection basins and transportation routes stipulated under the 2007-2011 Agreement would not allow meeting the demand from uninterruptible customers, the Company has presented this issue to the ENARGAS, the Energy Secretariat and the Undersecretariat of Fuels aiming at setting forth such situation and requesting a solution.

As from August 2008 a propane/air injection plant ("PIPA") was connected to MetroGAS' network allowing the injection of an additional volume of 1.5 MMm3/day equivalents to natural gas, if it is required by winter's demand and if it is economically convenient, based on other supply alternatives. During 2009, the PIPA only operated injecting trial volumes to the system of distribution. During 2010, the PIPA injected a volume of 32.3 MMm3.

On October 4, 2010, the Resolution through which the Procedure for Gas Applications, Confirmations and Controls is approved; was published in the Official Gazette. As from the enforcement of the said procedure on October 1, 2010, MetroGAS has had, on a daily basis, the volume of natural gas that is necessary to supply the uninterruptible demand.

On January 5, 2012 ES Resolution No. 172/12 was published in the Official Gazette; it extended the effects of ES Resolution No. 599/07 as regards the allocation of natural gas volumes by routes and basins based on the different categories of clients until new resolutions are stipulated to that respect.

As of December 31, 2011, firm transportation capacity contracted up to the City Gate of MetroGAS' service area amounts to 23.65 MMm3/day. To recover heat value, after obtaining by-products, there is 0.41 MMm3/day of firm transportation capacity contracted up to Bahía Blanca. Besides, there is 0.55 MMm3/day of firm transportation capacity contracted from Tierra del Fuego up to Santa Cruz.

8.3 Customers and Market

The Company's sales are highly influenced by Argentina's weather conditions. The demand for natural gas and, as a result, MetroGAS' sales are considerably higher during winter time (May to September) due to volumes of gas sold and the tariffs mix that affects sales profits and net margin.

A summary of the Consolidated Income Statements for fiscal years ended on December 31, 2011 and 2010 is included below in order to reflect MetroGAS' seasonal variation of sales and its level of annual profitability.

	2011 (thousands of pesos)
	For the quarters ended on
	03-31	06-30	09-30	12-31	Total fiscal year
Net sales	231,578	312,777	359,389	257,430	1,161,174
Gross Profits	54,912	97,096	99,284	51,476	302,768
Operating (Loss) income	(13,981)	21,039	16,413	(32,506)	(9,035)
(Loss) income before income tax	(33,152)	15,651	10,462	(57,331)	(64,370)
Net (loss) income	(26,275)	8,562	5,184	(60,592)	(73,121)

	2010 (thousands of pesos)
	For quarters ended on
	03-31	06-30	09-30	12-31	Total fiscal year
Net sales	225,719	293,250	351,116	253,799	1,123,884
Gross profits	65,194	90,038	95,820	62,088	313,140
Operating Income (loss)	17,525	25,477	19,561	(6,091)	56,472
(Loss) income before income tax	(14,329)	(31,675)	(2,705)	(35,813)	(84,522)
Net (loss) income	(15,084)	(23,346)	(4,917)	(28,350)	(71,697)

As mentioned above, MetroGAS provides distribution service to approximately 2.2 million customers within its service area, approximately 63% of which are in the Autonomous City of Buenos Aires.

Sales to residential customers during 2011 and 2010 totaled 24.3% and 24.6%, of sales volume, respectively, and approximately 46.4% and 45.9% of net sales.

Sales to residential customers increased 4.5% from Ps. 515,280 thousand during fiscal year ended on December 31, 2010 to Ps. 538,445 thousand in the present fiscal year; mainly due to an increase of 3.4% in volumes delivered to residential customers in the present year.

MetroGAS strongly depends on its sales to electric power plants to maintain a high utilization of its firm transportation capacity (Load Factor), especially during warmer months, when residential consumption is reduced. Among its customers MetroGAS has electric power plants with 37% of the total thermal power generated in the country's wholesale electricity market.

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Since 1993 electric power plants have implemented an investment program that involved the replacement of their generating units by new technologies called "combined cycles", which imply a much lower generation cost. The following combined-cycle plants have been operating within MetroGAS' service area: Central Térmica Buenos Aires, since 1995; Central Costanera, since 1999; Central Puerto, since 1999 and Central Dock Sud since 2001. Moreover, MetroGAS provides transportation to the marketer that renders such service to AES Paraná, which launched its combined-cycle plant to the market in 2001; thus improving the utilization of its transportation capacity.

In 2009 many new generators such as the thermo-electrical plants with combined cycles from General Belgrano, Gerenal San Martín and Modesto Maranzana were incorporated to the Interconnected Electrical System.

The strong increase in the demand for electricity which started in 2003, continued during 2011. This fact, together with a higher price of alternative fuels, led to a big dispatch from the pool of thermal generation plants of MetroGAS' area, not only of combined-cycles but also of open-cycled steam turbines.

Sales of the transportation and distribution service to electric power plants accounted for 44.2% and 42.8% of delivered gas volume in 2011 and 2010, respectively.

Gas sales and sales of the transportation and distribution service to industrial and commercial customers and to public entities accounted for approximately 15.8% and 16.6% of the Company's sales volume in 2011 and 2010 respectively.

During 2011 all supply contracts with industrial customers, which expired during that same year, were renewed. According to preventive measures taken in the face of winter 2011, the policy developed in 2007 was still continued; this policy includes options that allow a more operational flexibility in the face of potential supply difficulties, extending this concept to all contracts to be renewed during that year.

In line with the objectives set for this year, and regardless of the existing conditions of gas availability and transportation, MetroGAS has been able to continue in good terms with big industrial customers as well as in the market of Small and Medium sized Companies ("PYMES") and of commercial customers. Natural gas demand for these clients' segments was maintained as a result of general market conditions.

The CNG market represented approximately 6.7% and 7.0 % of the Company's sales volume during 2011 and 2010, respectively.

During 2011 deregulation of gas purchase for CNG stations continued according to the modification introduced by ES Resolution No. 275/06 (complementary to Resolution No. 2,020/05). To this regard, through MetroENERGIA, it was possible to continue with the agreements with many natural gas producers for administering their sales commitments in this segment.

    Operation of the distribution system

The crisis that broke at the end of fiscal year 2001 plus the freezing of MetroGAS' tariffs, have still been strongly conditioning the Company's operating activities; for this reason MetroGAS, as a technical operator, has continued managing its resources in order to prioritize the distribution system's security. If this context continued all improvements that have to be made on essential assets and the maintenance, reparation or replacement of those essential assets that have already ended their useful life, could be compromised.

Just like during 2002, MetroGAS was forced to keep on suspending investments on the expansion of the distribution system (K factor works) and only make those necessary investments to incorporate customers to existing networks. During 2011, approximately 15,000 new services were installed (18.0% more compared to 2010). As regards works financed by third parties, the Company controlled the construction of 65.6 Km of distribution networks layout.

Moreover MetroGAS has implemented the assets soundness project which is currently operative and whose planning and follow-up is carried out by means of an annual plan. This methodology's main objective is to secure a systematic management of critical tangible assets corresponding to gas distribution and risks associated to them along the whole cycle of their useful life.

Within the assets integrity program the Company continues to evaluate the 22 bar pressure system as a consequence of certain incidents that took place in 2007 and 2009. As a preventive measure and until evaluations are concluded, the operating pressure of the 22 bar pressure system has been reduced between 15% and 20% without compromising gas distribution to those customers who are supplied by MetroGAS.

Based on risk models previously mentioned, MetroGAS planned and implemented the replacement of 32 Km of low-pressure mains with their associated services.

Aiming at improving the Company's low-pressure system operation, through a quicker and stricter control of supply pressures, MetroGAS implements the "Tele-control of Profiling Units in Regulating Stations". In this way 80% of the total of the pressure regulating stations of the Company's low-pressure system has telecontrol profiling units to control pressure and besides counts on 64 extreme points with telemeasurement.

Additionally, and being an action contemplated in the preventive maintenance plan, MetroGAS completed an inspection type DCVG (Direct Current Voltage Gradient) of 180 Km and CIS (Close Interval Survey) of the Company's high-pressure system, aiming at identifying potential failures in these installations.

Regarding corrective maintenance of the system, approximately 12,600 residential services have been replaced, among other actions intended for short-term maintenance of the distribution system.

The emergency call center registered an annual volume of approximately 58,800 claims, mainly about gas leaks, from which about 6,100 were classified by the Company as high priority. All these claims were taken care of in situ within two hours of the call and 99% within an hour of the call being received, thus exceeding the ENARGAS' indicator that compels the Company to take care of 95% of high priority calls within an hour of the call being received.

8.5 Capital Investment

In order to mitigate the impact of the crisis on MetroGAS' financial position, the Company has optimized its capital investments, reducing them to levels that are compatible with the business continuity and the supply of a safe service in a short term. Detailed information on this issue is found in Exhibit "A" of these financial statements.

The total accumulated amount of investments made by MetroGAS during seventeen years of being operating in the market amounts to approximately U$S 709 million.

    Customer care and Services

During 2011 activities were focused on reinforcing customer care service at Commercial Offices and through the Call Center ("CAT"), these are operation sectors that were affected and are going to be affected by new resolutions issued by the ENARGAS and by the fact that the collection of invoices is no longer made by the collection company services called "Pago Fácil".

As regards the regulatory changes, new definitions by the ENARGAS, impacted on the Customers Administration Department and on the CAT, setting the criterion for claims related to invoices not received; the process for estimating consumption as a case of force majeure and the process of re-invoicing. To mitigate this impact, MetroGAS decided to reformulate certain processes and to strengthen the area's resources.

Additionally, in November 2011, the ENARGAS issued resolutions that made an impact on the operations and the customer care areas, modifying the charge value stipulated by Executive order No. 2,067 to manage natural gas imports and ruled its application, reaching without any exception all categories of tariffs, including customers such as R1, P1, P2, GNC and Electrical Plants too.

When enforcing these Resolutions it was necessary to take some measures, such as:

  To update the data base of Customers SGP1 and SGP2 with their "CUIT" number (Tax Identification Number) and kind of activity, so as to identify all customers reached by activity according to the AFIP codification (Federal Administration of Public Revenues), with 100% of the Charge, as from the invoicing from December 1, 2011.

  To identify residential customers in specific geographical areas previously stipulated by the regulatory entity, that is to say: country residential communities, gated communities, country clubs and farm clubs, that are going to be invoiced the charge, as from consumptions registered on January 1, 2012, consolidated with the rest of the service suppliers in the concession areas of MetroGAS, EDESUR; EDENOR and AySA.

  To create "New Sworn" Statement areas where customers may choose to keep the subsidy.

  To update the ENARGAS' data base of customers who declined the subsidy.

  To increase resources and the reformulation of processes to see to a higher number of customers who request help as regards aspects of this procedure; and to see to a bigger number of commercial dealings compared to the previous year, with peaks in November and December.

  To make important changes in the Company's commercial systems.

As from November 2011, the Company decided to stop collecting invoices by "Pago Fácil" due to a high increase in collection commissions; this resulted in an increase in the number of customers coming to our commercial offices to pay their invoices and therefore in the number of registered transactions.

To mitigate this impact it was decided to strengthen posts in commercial offices' cashiers and to start negotiations with two new collecting entities. This is in the process of being implemented.

Besides, in September 2011 the software system for the CAT was successfully implemented. This project started in May 2010 and provided for the total technological renewal of the Company's call center platform.

The Company was able to meet the ENARGAS' standard for call center services; this means that 90% of the calls during the year have to be answered within 40 seconds of the call being received.

During this fiscal year the Company decided to move the Commercial Office in Belgrano in 2012, so as to reduce rental expenses.

8.7 Human Resources

Company headcount as of December 31, 2011 totals 1,059 employees, from which 4 of them belong to MetroENERGIA. MetroGAS continued prioritizing the redistribution of functions, the stability of personnel with seniority and a conservative handling of the budget.

Considering the variations in the cost of living and salary changes in the market, MetroGAS implemented an extraordinary payment to all the personnel of Ps. 2,200 in January, Ps. 1,200 from April to June and granted an average increase of 29% to all bargaining or non-bargaining unit personnel. This increase was paid in two stages during July and October.

Regarding health plans significant efforts were made to maintain medical service costs without deteriorating the level of professional service. The Company launched a health plan called "Bienestar" focusing on 4 main issues of healthy diet, physical activity, handling of emotions and prevention of accidents - illnesses - addictions. Within these issues, there were some lectures, assistance to employees at specialists' offices, notifications to the personnel and preventive health tests. The Company continued encouraging sports activities to lead a healthy life, that is why it offers its employees medical advice and physical training with qualified professionals to participate in sports activities. In fact, some Company personnel took part in a solidarity marathon.

During the first quarter of 2011, some software was implemented for the Human Resources area consequently optimizing the use of centralized information.

The Human Resources Development Management redefined its structure based on the business operating conditions and took responsibility for the Training Head Office at the Technical Training Center (CET) in Lavallol. The program for training students from the Federal Police Fire Brigade continued and there were teaching practices for different Volunteer Firemen brigades from MetroGAS' concession area; besides the Company continued cooperating with the "Instituto Argentino de Seguridad" (Argentine Security Institute).

Commercialized training activities were focused on claims about pipelines electro-fusion techniques and all requirements from the Government of the City of Buenos Aires regarding the training on safe installations for the city's new party of inspectors were considered.

Training for the Company's own personnel was focalized on the compliance of the Program of Technical Competences and on issues about Safety, Health and Environment. It was possible to deliver Training on Internal Installations both to the Company's personnel and the hired one. Many updates were made with IT experts addressed to the people from the IT and the Gas Quality Lab departments.

As regards employment, the Company carried out some recruitment to fill vacancies so as to back up processes that require the fulfillment of regulatory standards and to fill understaffed departments because of personnel retirement and/or sick leave. Moreover, it was possible to include technical personnel in a Technical Training Program aiming at strengthening work teams from different areas of the Operations Directorate.

Development activities were strictly focused on the Leadership Program for supervisors and coordinators who have been recently appointed, as well as on the Professionals Program, working on the very contents of personal leadership facilitation and work integration. The Security Program based on Behavior was strongly supported and Internal Communication practices continued exclusively focusing on Breakfast meeting with the personnel and on focalized in-service traineeship.

8.8 Health, Safety and Environment

During 2011, MetroGAS started an improvement process over the "Security Program based on Behavior" ("Programa de Seguridad basado en Comportamientos") implemented in 2003. Regarding this issue the Company worked together with leading companies such as Unilever in order to exchange ideas and improvement opportunities that may be implemented in MetroGAS.

In an effort to make regular improvements, some awareness programs and training courses were implemented together with different measures to prevent accidents based on observations not only received from the Company's staff but also from contractors.

As regards the Management System of Security, Health and Environment certified under ISO standards 14001:2004 and OHSAS 18001: 2007, some activities were carried out aimed at retaining the certification obtained through internal audits and an external audit carried out by Det Norske Veritas in December 2011. As a result of a high level of compliance, it was possible to get a recommendation to retain the certification for the said standards for the coming year.

Moreover, it is worth mentioning that MetroGAS has been recognized for its contribution as regards occupational risks prevention by the Honorable mention granted by the last Latin American Association of Occupational Security and Hygiene Congress ("Asociación Latinoamericana de Seguridad e Higiene en el Trabajo" (ALASEHT) )

In addittion, Consolidar ART (an Occupational Risks Insurer) made an analysis of its insured companies' performance, and since its origins, 14 years ago; MetroGAS has been regarded as the company with the highest performance as regards accidents prevention.

8.9 Institutional Relationship

During 2011, political and public opinion was still of great interest for the Company so as to provide for the conditions to develop its business along time.

During the course of this year some specially important activities were carried out as a result of some incidents that happened to take place, some of them had a strong impact on the media such as BG Inversiones Argentinas S.A.' stock in Gas Argentino S.A. purchase option (finally do not excercised) by YPF, agreement proposals made to creditors within the framework of the call for creditors meeting, the interruption of the gas service due to security reasons to the Borda Hospital and incidents in the street caused by third parties.

Taking into account the characteristics of the incidents previously mentioned, a survey to measure the impact on public opinion was carried out by "Carlos Fara & Asociados" consulting agency and CIO, Market & Media Research was in charge of measuring the impact on the media.

Results have been more than promising to the extent that the Company reached an 83% of positive image level by December 2011 being higher than the 75% and 71% reached in 2010 and 2009 respectively. Moreover, MetroGAS is one of the companies with the lowest negative image level (only 3%) and its service quality made it possible to get 82% of positive answers, 5 more points compared to 2010 and 11 more points compared to 2009.

As regards the opinion analysis of the massive media of communication made by the consulting agency CIO, Market & Media Research, it was based on two issues: general media releases about MetroGAS and the impact on the media related to incidents in the street by third parties. MetroGAS was able to throw light on each of these incidents and therefore there was no negative impact on the Company.

In order to continue with the activities started during the last years, government relationships were focused on the National Congress and on executives from municipalities corresponding to our service area, whereas institutional relationships revolved mainly around the Gas Distributors Society (ADIGAS), the Professional Committee of Public Relations of the Argentine Republic, the IDEA Colloquium, the Argentine Institute of Petroleum and Gas (IAPG) and the think tanks and leaders training such as the "Centro de Implementación de Políticas Públicas para la Equidad y el Crecimiento" (CIPPEC) -(Implementation Center of Public Policies for Equity and Growth) and the "Red de Acción Política" (RAP)- (Political Action Network).

8.10 Community Service Activities

During 2011, MetroGAS continued having an active presence in the community by means of "Fundación MetroGAS" and its Corporate Volunteer Program.

Community relationships were channeled through security training programs for the "Bomberos Voluntarios" (Volunteer Firemen) of Lanús Oeste and of the Federal Argentine Police and also through prevention campaigns of monoxide related accidents, carried out together with the ENARGAS and Consumer Protection organizations in Quilmes and Florencio Varela. The Company continued with its support program at the technical school by means of some activities at "Escuelas Técnicas No. 9 in Ing. Luis Huergo, No. 11 in Manuel Belgrano, No. 32 in General San Martín and No. 33 "Fundación Maestranza El Plumerillo", and it sponsored the 2nd "Feria de Ciencias de TecnoSalud del GCBA" (Techno -Health Science Fair of the Government of the City of Buenos Aires). Besides, it continued collaborating with the children's Football School organized by the church "Natividad de María" aiming at integrating kids from squatter settlements and shanty towns in this church's neighborhood.

MetroGAS is still in charge of the gas supply and maintenance of the votive flame from Manuel Belgrano's mausoleum at the "Convento de Santo Domingo" (Convent of Santo Domingo) as part of the Local Settlement Program. During this fiscal year the said Program was strengthened by setting up a place dedicated to Petrona C. de Gandulfo at the "Muestra de Patrimonio Histórico Industrial" (Exhibition of Industrial Heritage) from Barracas, La Boca and Avellaneda located in the cellars of the "Santa Felicitas" School. This place, together with the studio of the artist Marino Santa María, on Lanín Passage, and the historical recreation of the "Procesión de San Martín de Tours" (San Martín de Tours' Procession), arranged together with the Secretariat of Culture of the City of Buenos Aires, took part in the 8th series of "La Noche de los Museos" (The night of the Museums) organized by the Ministry of Culture and Tourism of the Government of the Autonomous City of Buenos Aires. Moreover, regarding the "Proyecto de Recuperación de la Memoria de la Industria del Gas" ( the Project on recalling the memory of gas industrial assets), "Fundación MetroGAS" published, on a monthly basis, stories and tales related to the industry in the magazine called "Todo es Historia" and in MetroGAS' blog denominated "Gas Argentino, Su historia y su gente". In the same way, and as part of the combined work that the Company has been doing with the GACBA (Government of the Autonomous City of Buenos Aires), they covered for the publishing expenses of all material related to the activities of the "Dirección General de Patrimonio e Instituto Histórico " ( General Directorate of Heritage and Historical Institute) and they sponsored the Carlos Gardel Exhibition "Del hombre al mito", that took place together with "Tango Buenos Aires, Festival y Mundial" and the "Festival de Tango de la República de La Boca" (Tango festivals).

Support to MetroGAS' Volunteers was focused on social activities carried out by our employees at Maternidad Sardá, continuing the remodelation of the mothers' residence with the money raised by selling Christmas cards at our commercial offices during 2010).

9. DIVIDEND POLICY

In the past, subject to the Company's results and other relevant factors, the Board of Directors of MetroGAS recommended to pay dividends, during the last quarter of each year on a temporary basis, and in case of the Ordinary Shareholder's Meeting, to pay the final dividend, within the limits set by the Argentine Corporations Law and considering all restrictions established in the debt issue prospectus.

As from fiscal year 2002, and up to this date, the Company has maintained unappropriated accumulated deficit. For this reason, as from that moment on, there has been no distribution of dividends, and in the future, it will not be possible to distribute them unless all losses from previous fiscal years are covered, in compliance with what is stipulated by the Argentine Corporations Law.

10. COMMON STOCK STRUCTURE

Common Stock as of December 31, 2011 is composed of 569,171,208 common shares classified in three different categories; Class "A", "B" and "C", each having a one peso par value and entitled to one vote per share.

Classes of shares	subscribed, registered and paid-in Thousands of Ps.
Class "A"	290,277
Class "B"	221,977
Class "C"	56,917

Common Stock as of December 31, 2011	569,171

The total number of Class "A" shares, representing 51% of the Company's Common Stock is owned by Gas Argentino, and their transferability is subject to the approval of the regulatory authority.

Class "B" shares represent 39% of the Common Stock. Of such percentage, 19% has been owned by Gas Argentino since the privatization process. The remaining 20% was sold at public offering and is owned by approximately 1,173 investors.

Class "C" shares which represent 10% of the Common Stock, were assigned during the privatization process to the Employee Stock Ownership Plan (-PPP-Programa de Propiedad Participada); the beneficiaries were employees from Gas Del Estado transferred to MetroGAS who continued working for the Company up to July 31, 1993, and who chose to participate in the above mentioned plan.

On May 15, 2008 Gas Argentino received a communication by "Fondos Marathon", expressing their will to terminate the agreement to restructure the financial debt entered into by Gas Argentino on December 7, 2005, with all of its creditors, exercising the option contemplated in such agreement, which stated that any creditor was entitled to terminate the agreement if the corresponding approvals were not complied with.

As a result of this, many financial creditors issued claims against Gas Argentino including a petition for bankruptcy notified on May 11, 2009. Consequently on May 19, 2009, by decision of the Board of Directors, Gas Argentino requested to call for creditors' meeting. On June 8, 2009 the presiding judge approved the meeting of creditors, instructing the adjournment of law suits against Gas Argentino's assets.

The period for the verification of credits was ended, the Trustee in bankruptcy submitted its individual report on credits and in February 2010, the Judge issued the resolution as regards the acceptance of verification requests.

Resolution from August 9, 2010, readjusted the terms of the ENARGAS' call for creditors' meeting with MetroGAS' call for creditors' meeting so that the exclusivity period was extended until March 9, 2012, and the informative hearing was scheduled for March 2, 2012, at 12 p.m. and the maximum term to make the offering public was scheduled for February 10, 2012. On February 10, 2012, Gas Argentino presented a reorganization proceeding proposal to the creditors whose claims do not enjoy a priority, verified or declared admissibles.

Gas Argentino requested to the reorganization proceeding court an extension of the exclusivity period, which was resolved favorably. The exclusivity period was fixed for August 16, 2012 and the informative hearing was fixed for August 8, 2012.

11. INCOME ALLOCATION PROPOSAL

The Company's Board of Directors recommends approving as the Board of Directors' fees the amount of Ps. 1,340 thousand, which were allocated to the result of fiscal year 2011, although the present fiscal year showed a loss which was determined according to the CNV (Argentine National Securities Commission) provisions.

Moreover, the Company's Board of Directors recommends that the Shareholders' Meeting keeps in unappropriated retained earnings the net loss for fiscal year ended on December 31, 2011, that amounted to Ps. 73,121 thousand.

12. ACKNOWLEDGEMET

The Board of Directors would like to express its deepest appreciation to all MetroGAS' personnel for their co-operation in their daily tasks, as well as to its customers, suppliers and creditors for their support and their confidence in MetroGAS.

Autonomous City of Buenos Aires, Mach 7, 2012.

Juan Carlos Fronza

President

Annex to the Annual Report

REPORT OF CORPORATE GOVERNANCE

FIELD OF APPLICATION OF THE CODE

  MetroGAS-Economic Group Relationship

  The Board of Directors informs that there are applicable policies regarding the relationship of the Company with the economic group as such and with its composing parties. In the same way, according to regulations in force, the Board of Directors approves and informs the CNV, (Argentine National Securities Commission), of those operations with related parties that involve relevant amounts (more than 1% of net assets according to the last accounting statements approved as long as it exceeds Ps. 300,000 thousand). In those cases, the Board of Directors requires the Audit Committee to state if the conditions of those operations can be reasonably considered appropriate regarding the normal and common conditions of the market.

  On the other hand, operations and balances with related companies are specified in the note to the quarterly and annual accounting statements.

  Inclusion in the Company's Bylaws.

  The Board of Directors does not plan to incorporate the provisions of the Corporate Governance Code in the Company's Bylaws, as both the above mentioned provisions and the general and specific responsibilities of the Board are included in the Company's policies and in the Board of Directors' Rules of Procedures.

  The Company's Bylaws do not contain rules regarding conflicts resulting from personal interests of the Directors. However, the Company counts on a Conduct Code and a Policy of Conflicts of Interests which ensure that directors are obliged to declare their personal interests related to decisions that are under their responsibility, in order to avoid conflicts of interests.

  FROM THE BOARD OF DIRECTORS IN GENERAL

  Responsible for the Company's Strategy

  The Board of Directors is responsible for the Company's management and approves general policies and strategies. Specifically, the Board of Directors approves the Company's Objectives, the Strategic Plan and the Annual Budget.

  The Directorate Committee, led by the C.E.O and composed of the people in charge of each area of the Company, is responsible for the approval, among others, of the following policies: Operations with the Economic Group and Related Parties, Administration of Risks, Investments and Finance, Corporate Social Responsibility and the Training Program for Managerial Executives.

  Management Control

  The Directorate Committee, led by the C.E.O and composed of the people in charge of each area of the Company, controls the implementation of those strategies and policies.

  Additionally, the Board of Directors verifies the implementation of those strategies and policies, monitors the observance of the budget and of the plan of operations, and controls management performance, seeing that objectives are met.

  Internal Information and Control. Risks Management

The Company counts on policies of risks control and management, and these are continuously updated according to the best practices related to this matter; besides it counts on other policies that, with the same characteristic, aim at a regular follow up of the internal systems of information and control.

There are several methodologies followed by the Company for analyzing and assessing different kinds of risks:

  Rules for analyzing strategic risks

  Rules for assessing risks of financial information: Adopting the COSO-based Approach (implementation of criteria suggested by the SEC and the PCAOB). Tests on key controls to assess efficiency of internal control so as to provide information in a proper way.

  Anti-fraud Policies and Procedures: annual implementation of the methodology for assessing fraud risks.

  Development of the Annual Plan of Internal Audit: The areas to be audited are established on the basis of a risk analysis. This risk analysis includes aspects related to the observance of rules, effectiveness and efficiency of operations, etc.

  Policies and Procedures related to ISO Standards 9001/14001 and 18001 regarding quality risks, the environment and occupational safety.

The Board of Directors quarterly monitors the evolution of the Company's risk.

  Audit Committee

In order to fulfill its duties The Audit Committee of the Company is organized according to the provisions of its Rules of Procedure approved by the Board of Directors.

The Audit Committee is composed of three independent directors who are nominated by a member of the Board of Directors.

  Number of Members of the Board of Directors.

  The Company's Board of Directors is currently composed of 11 directors appointed by the Shareholders' Assembly, within the limits set by the Company's Bylaws, the number of members is considered suitable according to the given present circumstances.

  The Board of Directors includes 5 independent directors and counts on the necessary committees to carry out its mission in an effective and efficient way.

  Composition of the Board of Directors

  The Board of Directors considers that it is not necessary, according to the present circumstances, to count on a policy related to the composition of the administrative body with former executives of the Company.

  Belonging to Different Companies.

  The Board considers that it is not necessary to limit the number of companies in which directors and / or members of the Supervisory Committee can participate in and perform their functions.

  Performance Assessment of the Board of Directors

  The Shareholders Assembly annually assesses the performance of the Board of Directors; it also approves the Annual Report in which the Board of Directors brings forward the results of its administration. Additionally, the Board of Directors will assess the possibility to perform its own-assessment in the future. For this purpose, it will previously develop a written document as a guide for such assessment and to establish the criteria to measure the said performance.

  Directors' Training and Development.

  The Directorate Committee is responsible for the approval of a Training Program for managerial executives.

  On the other hand, the Board of Directors annually approves a program of ongoing training for its members who are also members of the Audit Committee, aiming at keeping and updating their knowledge and skills. The Company considers that is it not necessary to have a Program of specific training for directors in general as all of them are highly experienced as regards the energetic market. However, the Board constantly assesses the training needs by carrying out all actions they deem appropriate in each opportunity.

  DIRECTORS' INDEPENDENCE

  Independent Directors

  The Board of Directors of the Company meets the criteria of Independence of directors and administrators set out in Chapter III Section 11 of the regulations of the CNV, consolidated text 2001.

  Appointment of Executive Managers

  The Board of Directors considers that it is necessary, when appointing executive managers, to uphold such appointment and to communicate it through the relevant mechanism of information.

  Proportion of Independent Directors

  The Company's policy is to keep a minimum of 3 independent directors in its Board of Directors. At present the Board of Directors counts on 5 independent directors appointed by the last Annual Shareholders' Assembly.

  Independent Directors' Meeting

  Exclusive meetings take place for independent directors who compose the Audit Committee.

  RELATIONSHIP WITH SHAREHOLDERS

  Briefings to Shareholders.

  The Company holds briefing sessions with shareholders, besides the assemblies.

  Response to Shareholders' concerns and questions

  The Company has a specific office to receive shareholders in order to respond to their concerns and questions, except for the ones that may affect the strategy or future plans of the Company.

  The Company issues regular reports on those matters it considers relevant so that shareholders, social bodies and control authorities may be well-informed.

  Participation of Minority Shareholders in the Assembly

  The Company adopts the necessary measures to encourage attendance and participation of minority shareholders in assemblies. Among other measures taken, the notice for calling a shareholders' meeting is published in several newspapers with national circulation, a copy of such notice is distributed among holders of ADS's (American Depositary Shares) and the accounting information to be considered by shareholders is made available to them, not only in writing but also through the Web page.

  Market of Corporate Control

  The Company's Bylaws establishes that "The Company is not adhered to the optional statutory system for the mandatory acquisition of shares in public offering".

  Dividend Policy.

  The Company does not have a written policy regarding the distribution of dividends. However, until 2001 the Company paid dividends based on the results of each fiscal year, according to investment plans and financial obligations taken by the Company, all of this within a framework of financial prudence. At present, the Company has unappropriated accumulated deficit, for this reason the Board of Directors considers that given these circumstances it is not necessary to elaborate a policy on dividend payment .

  RELATIONSHIP WITH THE COMMUNITY

  Communication through Internet

  The Company has its own Website (www.metrogas.com.ar); it is of free access and provides updated information and information of interest to different users (customers, suppliers, investors and public in general) in an easy way and also receives questions from these users.

  Site Requirements

  The Company guarantees that all information provided by electronic means is protected by the highest standards of confidentiality and integrity aiming at keeping and registering such information.

  COMMITTEES

  Chairmanship of the Committee by an Independent Director

  The Audit Committee is wholly composed of independent directors being one of them its President.

  Members of the Supervisory Committee and/or External Auditors Rotation

  The Company counts on a policy regarding the rotation of partners of the auditing company, which establishes that those partners shall rotate every 5 years. On the other hand, the Company considers it is not necessary to set a policy either on the rotation of external auditors or of the members of the Supervisory Committee.

  The Audit Committee annually assesses the external auditors' suitability, independence and performance.

  Double Role as Member of the Supervisory Committee and External Auditor

  The Board of Directors considers it is not convenient that members of the Supervisory Committee act as external auditors or that they work for the company that supplies external audit services to the Company.

  System of Compensation

  The Board of Directors has appointed a Compensation Committee composed of 3 independent Directors and 2 of which are non-independent.

  The Company has not offered Employee Stock Option Plans.

  Appointment Commission and Corporate Governance

  The Board of Directors considers it is not necessary to have an Appointment Commission and Corporate Governance, as those functions are under the CEO's general responsibilities who counts on the cooperation of two managerial executives of the Company, the Human Resources Director and the Legal and Regulatory Affairs Director, respectively.

  On the other hand, both the appointments of managerial executives and all topics related to the corporate governance are dealt with by the Board of Directors as a whole.

  Anti-discrimination policy in the Composition of the Board of Directors.

The Company's Code of Conduct, approved by the Board of Directors and also applicable to its members, contains provisions to avoid discrimination in all its forms.

Juan Carlos Fronza

President

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

MetroGAS S.A.

We have audited the accompanying consolidated balance sheets of MetroGAS S.A. at December 31, 2011 and 2010, and the related consolidated statements of operations, of changes in shareholders' equity and of cash flows for each of the two years in the period ended December 31, 2011. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of MetroGAS S.A. as of December 31, 2011 and 2010, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2011 in conformity with accounting principles generally accepted in Argentina.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As indicated in Note 2, the uncertainties related to the suspension of the original regime for tariff adjustments and the Company's petition for voluntary reorganization in an Argentine Court on June 17, 2010 raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to this matter are also described in Note 2. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Autonomous City of Buenos Aires, Argentina

March 7, 2012

PRICE WATERHOUSE & CO. S.R.L. By (Partner)
Dra. Gabriela I. Slavich

METROGAS S.A.

Legal address: Gregorio Aráoz de Lamadrid 1360 - Autonomous City of Buenos Aires

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2011 AND 2010

Fiscal year No. 20 commenced January 1, 2011

Principal activity: Provision of natural gas distribution services

Registration with the Public Registry of Commerce:

By-laws: December 1, 1992

Last amendment: July 29, 2005

Duration of Company: Until December 1, 2091

Parent company: Gas Argentino S.A.

Legal address: Gregorio Aráoz de Lamadrid 1360 - Autonomous City of Buenos Aires

Principal activity: Investment

Percentage of votes held by the parent company: 70%

Composition and changes in Common Stock as of December 31, 2011

Composition
Classes of shares	Subscribed, registered and paid-in
Outstanding:	Thousands of Ps.

Ordinary certified shares of Ps. 1 par value and 1 vote each:
Class "A"	290,277
Class "B"	221,977
Class "C"	56,917

Common Stock as of December 31, 2011	569,171

METROGAS S.A.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2011 AND 2010

Changes in Common Stock
Subscribed, registered and paid-in
Thousands of Ps.
Common Stock as per charter of November 24, 1992 registered with the Public Registry of Commerce on December 1, 1992 under No. 11,670, Corporations Book 112, Volume A.	12
Common Stock increase approved by the Shareholders' Meeting held on December 28, 1992 and registered with the Public Registry of Commerce on April 19, 1993 under No. 3,030, Corporations Book 112, Volume A.	388,212
Common Stock increase approved by the Shareholders' Meeting held on June 29, 1994 and registered with the Public Registry of Commerce on September 20, 1994 under No. 9,566, Corporations Book 115, Volume A.	124,306
Capitalization of the Adjustment to Common Stock approved by the Shareholders' Meeting held on March 12, 1997 and registered with the Public Registry of Commerce on June 17, 1997 under No. 6,244, Corporations Book 121, Volume A.	56,641
Common Stock as of December 31, 2011	569,171

METROGAS S.A.

CONSOLIDATED BALANCE SHEETS

December 31,	
	2011	2010
	Thousands of Ps.	
ASSETS		
CURRENT ASSETS		
Cash and banks (Note 4 a))	54,763	49,559
Investments (Exhibit D)	152,515	261,789
Trade receivables, net (Note 4 b))	238,036	207,305
Other receivables (Note 4 c))	17,730	13,319
Inventories, net (Note 4 d))	7,649	4,592
Total current assets	470,693	536,564
NON-CURRENT ASSETS		
Investments (Exhibit D)	445	668
Other receivables (Note 4 e))	279,613	250,791
Fixed assets, net (Exhibit A)	1,752,923	1,722,877
Total non-current assets	2,032,981	1,974,336
Total assets	2,503,674	2,510,900
LIABILITIES		
CURRENT LIABILITIES		
Debts		
Accounts payable (Note 4 f))	243,322	307,824
Payroll and social security payable	39,425	29,245
Taxes payable (Note 4 g))	45,499	37,699
Other liabilities	10,892	9,195
Total debts	339,138	383,963
Contingencies provision (Exhibit E)	91,067	79,098
Total current liabilities	430,205	463,061
NON-CURRENT LIABILITIES		
Reorganization liabilities (Note 4 h))	1,319,615	1,220,331
Total non-current liabilities	1,319,615	1,220,331
Total liabilities	1,749,820	1,683,392
MINORITY INTEREST	1,071	1,604
SHAREHOLDERS' EQUITY	752,783	825,904
Total	2,503,674	2,510,900

Notes 1 to 6 and Exhibits A, D, E, F, G and H are an integral part of these consolidated financial statements.

AS OF DECEMBER 31, 2011 AND 2010

METROGAS S.A.

CONSOLIDATED STATEMENTS OF OPERATIONS

December 31,	
	2011	2010
	Thousands of Ps., except for per share information	
Sales (Note 4 i))	1,161,174	1,123,884
Operating cost (Exhibit F)	(858,406)	(810,744)
Gross profit	302,768	313,140
Administrative expenses (Exhibit H)	(158,746)	(123,831)
Selling expenses (Exhibit H)	(153,057)	(132,837)
Operating (loss) income	(9,035)	56,472
Financing and holding results generated by assets		
Holding results	9,569	5,115
Result on present-valuing long term other receivables	(3,688)	(34,293)
Interest on commercial operations	4,235	4,874
Interest on financial operations	5,945	311
Exchange gain on commercial operations	2,995	815
Exchange gain (loss) on financial operations	13,620	(2,651)
Financing and holding results generated by liabilities		
Interest on commercial operations	(3,235)	(495)
Interest on financial operations	(7)	(33,137)
Result on present-valuing long term financial debt	-	(48,003)
Exchange loss on commercial operations	(75)	(706)
Exchange loss on financial operations	(82,046)	(35,380)
Others	(9,691)	(5,751)
Other income net	7,249	8,565
Minority interest	(206)	(258)
Loss before income tax	(64,370)	(84,522)
Income tax (Note 3.5.h))	(8,751)	12,825
Net loss for the year	**(73,121)**	**(71,697)**
Basic loss per share (Note 3.6.)	(0.13)	(0.13)
Diluted loss per share (Note 3.6.)	(0.13)	(0.13)

Notes 1 to 6 and Exhibits A, D, E, F, G and H are an integral part of these consolidated financial statements.

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

METROGAS S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS

December 31,	
	2011	2010
	Thousands of Ps.	
Cash flow from operating activities		
Net loss for the year	(73,121)	(71,697)
Financial debt interest expense accrued during the year	-	33,137
Income tax accrued during the year	8,751	(12,825)
Adjustments to reconcile net income to net cash provided by operating activities:		
Minority interest	206	258
Depreciation of fixed assets	71,961	74,421
Net book value of fixed assets retired	565	1,574
Allowance for doubtful accounts	(1,856)	6,973
Allowance for inventory obsolescence	453	43
Allowance for disposal of fixed assets	6,129	8,581
Contingencies provision	12,087	9,464
Materials consumed	4,926	3,966
Exchange differences on financial operations	82,046	35,380
Result on present-valuing long term financial debt	-	48,003
Result on present-valuing long term other receivables	3,688	34,293
Other financial results	2,729	(2,565)
Changes in assets and liabilities		
Trade receivables	(28,875)	(45,823)
Other receivables	(34,264)	(32,111)
Inventories	(8,009)	(4,679)
Non current investments	223	(297)
Accounts payable	(50,672)	206,527
Payroll and social security payable	10,180	9,727
Taxes payable	2,614	13,598
Other liabilities	959	1,140
Contingencies provision	(118)	(1,142)
Income tax paid for the year	(5,544)	(13,741)
Net cash provided by operating activities	5,058	302,205
Cash flow used in investing activities		
Purchase of fixed assets	(109,128)	(119,111)
Net cash used in investing activities	(109,128)	(119,111)
Cash flow used in financing activities		
Payment of loans	-	(31)
Net cash used in financing activities	-	(31)
(Decrease) Increase in cash and cash equivalents	(104,070)	183,063
Cash and cash equivalents at the beginning of the year	311,348	128,285
Cash and cash equivalents at the end of the year	207,278	311,348

Notes 1 to 6 and Exhibits A, D, E, F, G and H are an integral part of these consolidated financial statements.

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

NOTE 1 - CONSOLIDATION BASES

As a consequence of the constitution of MetroENERGÍA S.A. ("MetroENERGÍA") on April 20, 2005, registered in the Public Registry of Commerce on May 16, 2005, a company in which MetroGAS S.A. ("MetroGAS" or the "Company") holds 95% of the Common Stock, the Company has consolidated its balance sheets line by line as of December 31, 2011 and 2010 as well as its statements of operations and cash flows for the year ended December 31, 2011 and 2010 with the financial statements of the controlled company, following the procedure established in the Technical Resolution No. 21 of the Argentine Federation of Professional Councils in Economic Sciences ("FACPCE"), approved by the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires ("CPCECABA").

The consolidated financial statements includes assets, liabilities and results of the following controlled company:
	Percentage participation on
Issuing company	Capital	Votes
MetroENERGÍA S.A.	95	95

NOTE 2 - EMERGENCY LAW - IMPACTS ON THE COMPANY'S BUSINESS

Since December 2001 the Government adopted a number of measures in order to face up to the crisis the country was undergoing, which implied a deep change in the economic model effective so far.

The most important mentioned measures were: (i) the implementation of a floating rate of exchange that resulted in a significant devaluation during the first months of 2002, (ii) the pesification of certain assets and liabilities in foreign currency deposited in the country, and (iii) the pesification of public services prices and tariffs.

As part of the mentioned measures, on January 9, 2002, was enacted Law No. 25,561 Public Emergency Law ("Emergency Law"), rule that was complemented with other Laws, decrees and regulations issued by different Government organism. This group of rules have implied for MetroGAS a substantial change in terms of the License and its relation with the National Government, modifying the program of tariff reward accorded in the Law No. 24,076 (or "Gas Act") and its complementary regulations.

The Emergency Law authorized the Government to renegotiate public utility licenses taking into account the following: (a) the impact of the tariffs on the competitiveness of the economy, (b) the quality of services and the contractually required investment programs, (c) the interest of users as well as service access conditions, (d) the safety of the systems involved, and (e) the company profitability. The evolution of tariff renegotiation with the Government is described in Note 8 to the primary financial statements.

NOTE 2 - EMERGENCY LAW - IMPACTS ON THE COMPANY'S BUSINESS (Contd.)

Although on October 1, 2008, pursuant to the renegotiation process of public service contracts and licenses established by the Public Emergency Law No. 25,561, we subscribed a Transition Agreement with the UNIREN (Unidad de Renegociación y Análisis de Contratos de Servicio Públicos), which was approved by the Executive Power on April 14, 2009 through Decree No. 234/09, the Company tariffs have been frozen for twelve years. The tariff schedule resulting from the Transition Agreement has yet not been approved by the ENARGAS (Ente Nacional Regulador del Gas) and since more than two year, it has been reviewed by the MPFIPS (Ministerio de Planificación Federal, Inversión Pública y Servicios). In addition, neither the MPFIPS nor the ENARGAS have granted to MetroGAS the pass trough to tariffs of the municipal levies, contributions and other charges, which significantly and increasingly impact on our cash flow generation. It is worth mentioning that all of the increases granted for all customer categories that the Company has invoiced to its customers have had no effect on its income as the Company has acted as a collections agent, and the resources have been used to expand the main gas pipeline capacity, compensate for the natural gas price increases from producers and to pay for the natural gas imports to cope with the internal demand. Moreover, for twelve years when the Company has operated with frozen tariffs it has not received any subsidies from the Government. From 2001 until today, operating costs have been increased approximately by 359%.

During the past twelve years, since the distribution tariffs have been frozen, MetroGAS was able to successfully restructure its foreign currency financial debt as a result of the voluntary tender offer in 2006.

In addition, and despite that the Company has hired a financial advisor to find alternatives that would allow the Company to renegotiate its financial debt, the suggested actions have not been successful as the proposals do not fit the current situation of the Company. As a result, the Company has not been able to generate enough free cash flow to meet its financial debt payments due on June 30, 2010, nor the funds to pay its commercial and fiscal obligations.

On June 17, 2010, given the current scenario, the Board of Directors of MetroGAS decided to file for a reorganization proceeding under Argentine Law No. 24,522 (see Note 2 to the primary financial statements).

On the same date, through Resolution ENARGAS No. I-1,260, MetroGAS was notified that starting managing its business under the supervision of an ENARGAS-appointed supervisor (the "Interventor") (also described in Note 2 to the primary financial statements).

This renegotiation filing generated an event of default under its outstanding debt obligations (see Note 9 to the primary financial statements).

MetroGAS' Consolidated Financial Statements have been prepared assuming that the Company will continue as a going concern. As of the date of issuance of these financial statements, it is neither possible to foresee the outcome of the process nor to determine its final consequences on the Company's results and operations. The above mentioned circumstances raise substantial doubt about the Company's ability to continue as a going concern. However, the Company's Consolidated Financial Statements do not include any adjustments or reclassifications that might result either from the successful outcome of the voluntary reorganization proceeding (concurso preventivo) described above

NOTE 2 - EMERGENCY LAW - IMPACTS ON THE COMPANY'S BUSINESS (Contd.)

or from the non occurrence of the event.

Considering the situation the Company is going through, and the fact that on January 6, 2012 the Emergency Law No. 25,561 had been in force for 10 years and so as to efficiently protect its rights, on December 29, 2011, MetroGAS filed a lawsuit to interrupt the prescription of damages resulting from the breakdown of the economic financial equation stipulated in the gas distribution License as well as a previous administrative claim with the same purpose.

NOTE 3 - ACCOUNTING STANDARDS

Below are the most relevant accounting standards used by the Company to prepare its consolidated financial statements, which were applied consistently with those for the previous year.

3.1. Preparation and presentation of consolidated financial statements

The consolidated financial statements are stated in Argentine pesos and were prepared in accordance with accounting disclosure and valuation standards contained in the technical pronouncements issued by the FACPCE approved by the CPCECABA and in accordance with the resolutions of the National Securities Commission ("CNV"), assuming that the Company will continue as a going concern. However, the Company's Annual Consolidated Financial Statements do not include any adjustments or reclassifications that might result either from the successful outcome of the voluntary reorganization proceeding (concurso preventivo) described above or from the non occurrence of the event. These financial statements should be read under these circumstances.

The CNV has established the application of the Technical Resolution No. 26 of the FACPCE by Resolutions No. 562/09 and No. 576/10, which adopt, for entities included in the public offer under Law No. 17,811, for its capital or for negotiable obligations, or for having requested authorization to be included in the public offer, the international financial reporting standards issued by the IASB (International Accounting Standard Board).

On April 22, 2010, the Board of Directors approved the specific implementation plan. Since that date, the implementation process has been implemented according to the plan. Actually, the Company is ending the impact evaluation of the IFRS'implementation impact stage.

In addition, Resolution No. 576/10 allows entities that had been exercising the option to inform, in a note to the financial statements, the deferred tax liability resulting from the inflation adjustment, to exercise the accounting recognition of the above mentioned liability against Retained Earnings. This recognition may be carried out at the closing of any intermediate or annual period up to the IFRS transition date. Only once, the Shareholders' Meeting will have the option to charge the amount to Retained Earnings, against common stock items that are not represented by shares or against reserved earnings. The Company has chosen to inform in a note the mentioned deferred tax liability and will have to recognize the effect of that liability previous to the IFRS implementation plan.

On January 24, 2012 the CNV issued Resolution No. 600 extending the enforcement of the IFRS for one year to licensees of the gas transport and distribution public services as well as to its controlling companies.

NOTE 3 - ACCOUNTING STANDARDS (Contd.)

Consequently, the enforcement of those standards shall be compulsory for the Company as from fiscal year beginning on January 1, 2013

The Company has made progress in the diagnosis of the most relevant accounting disclosure and valuation differences between the IFRS and the accounting standards in force ("ASiF"), some of which are stated below:

  Recognition of Fixed Assets: as indicated in Note 1 to the primary financial statements, the Argentine Government granted an exclusive license to MetroGAS to provide the public service of natural gas distribution in the area of the Federal Capital and South Eastern and Eastern Greater Buenos Aires, through the operation of the assets assigned to the Company by GdE, for a thirty five year period from Take Over Date (December 28, 1992), renewable for ten years moreunder certain conditions. Nowadays, according to the AsiF, the Company considers fixed assets the infrastructure acquired for the natural gas distribution service. Should an interpretation of the IFRS apply, IFRIC 12- Concession Service Agreements, which determination has not yet been agreed between accountants and the industry, provides that the agreements for service licenses that meet the conditions specifically defined in such interpretation call for a differente treatment for the valuation and statement of the infrastructure, considering it Intangible Assets and/or Financial Assets, and it also differs in some aspects acknowledgements of income and cost.

Additionally, MetroGAS is assessing the possibility of using the option permitted in IFRS 1 - First Time Adoption of IFRS, whereby certain real property (land and buildings), which would remain Fixed Assets, may be valued at their reasonable value as of the IFRS aplication date, which is considered an "attributed cost" for the generation of information in later periods.

b) Recognition of Other Credits: Under AsiF, the Company has been recognizing as credit those charges which, within the License Regulatory Framework, may be passed through to its customers and which have been effectively recognized before, as stated in Note 8.4.5. to the primary financial statements. Although the Company has met the requirements necessary for approval, there are delays from the various state organizations that participate in the tariff process to issue a resolution authorizing the effective invoicing of these amounts. The Company is studying if - under NIC 18 - Income of Ordinary Activities, the absence of a resolution would prevent payments made from being considered for their full nominal value as credit, until the resolution approving and implementing the corresponding passthrough is available.

In addition, under AsiF the Company has been recognizing as credit the balances of assets for deferred tax and credits for income tax, or assumed minimum income tax, which are considered recoverable on the basis of estimates of future taxable income. Should the Company have had recurring tax losses, NIC 12 - Income Tax, only allows the recognition of assets for deferred tax and tax credits related to the income tax as far as they can be compensated with deferred tax liabilities.

c) Inventory Valuation, materials and spare parts in stock are valued under AsiF at their replacement cost at the closing of the year, net of the provision for obsolescence. NIC 2 - Inventories, requires inventories to be valued at their historical cost.

NOTE 3 - ACCOUNTING STANDARDS (Contd.)

3.2. Accounting estimates

The preparation of consolidated financial statements at a given date requires that management make estimates and evaluations affecting the amount of assets and liabilities recorded and contingent assets and liabilities disclosed at the date of issue of the consolidated financial statements, as well as income and expenses recorded during the year. Management makes estimates to calculate, at a given moment, for example, the allowance for doubtful accounts, depreciation, the recoverable value of assets, the income tax charge and the contingency provision. Actual future results might differ from estimates and evaluations made at the date of preparation of these consolidated financial statements.

3.3. Recognition of the effects of inflation

The consolidated financial statements have been prepared in constant currency, reflecting the overall effects of inflation through August 31, 1995. Between that date and December 31, 2001, restatement of the consolidated financial statements was discontinued due to the existence of a period of monetary stability. Between January 1, 2002 and March 1, 2003, the effects of inflation were recognized to reflect the inflation recorded during that period. As from that date, restatement of consolidated financial statements has been discontinued.

This criterion is not in accordance with prevailing professional accounting standards, under which consolidated financial statements must be restated until September 30, 2003. The effect of the mentioned professional accounting standards deviation is not significant over the consolidated financial statements as of December 31, 2011 and 2010.

The rate used for restatement of items was the internal wholesale price index ("IPM") published by the National Institute of Statistic and Census.

3.4. Comparative information

Balances as of December 31, 2010 and results for the year ended as of December 31, 2010 disclosed in these consolidated financial statements for comparative purposes, arises from the financial statements as of such dates.

Certain amounts in the consolidated financial statements for the years ended December 31, 2010 were reclassified for presentation on a comparative basis with those for the current year.

3.5. Valuation criteria

a) Cash and deposits in banks

Have been recorded at its nominal value.

b) Foreign currency assets and liabilities

Foreign currency assets and liabilities were valued at year-end exchange rates.

NOTE 3 - ACCOUNTING STANDARDS (Contd.)

c) Short-term investments

Units in mutual funds were valued at their market value at the end of the year.

Saving accounts and time deposits were valued at their nominal value plus interest accrued at the end of the year.

d) Trade receivables and accounts payable

Trade receivables and accounts payable were valued at their nominal value incorporating financial results accrued through year-end, where applicable. The values thus obtained do not significantly differ from those that would have been obtained had current accounting standards been applied, which establish that they must be valued at their spot price at the time of the transaction plus interest and implicit financial components accrued at the internal rate of return determined at each moment.

Trade receivables include accrued services pending billing at year-end.

The line headed PURE corresponds to the Program for the Rational Use of Energy, comprising the recognition of incentives and additional charges for excess consumption. The credit balance for this item included in trade receivables corresponds to bonuses for consumption net of additional charges for excess consumption pending to bill.

The line headed Trust Funds within accounts payable corresponds to the collected amounts, which were pending of deposit at the end of each year.

Additionally to his own behalf, MetroENERGÍA, trades, on behalf of producers and/or third buying parties, natural gas, receiving a fee included under the line headed Sales in the Statements of Income. Trade receivables and accounts payable generated in this way have been valuated following the general criterion above mentioned.

Trade receivables are shown net of the allowance for doubtful accounts, which is based on management's collection estimates.

e) Other receivables and payables

Sundry receivables and payables were valued at their nominal value incorporating, when it concern, financial results accrued at year-end, except for the amounts to be recovered through tariffs included in long term Other receivables which were valued on the basis of the best possible estimation of the sums to be received discounted using the rate that reflects the time value of the money and the specific risks of the receivables; and for the deferred income tax which was valued at their nominal value.

Values thus obtained incorporating financial results accrued through year-end do not significantly differ from those that would have been obtained had current accounting standards been applied, which establish that they must be valued on the basis of the best estimation possible of the sum to receive and to pay, respectively, discounted using a rate that reflects the value time of the money and the specific risks of the transaction considered at the moment of its incorporation to the assets and liabilities, respectively.

NOTE 3 - ACCOUNTING STANDARDS (Contd.)

The value registered in Other receivables does not exceed its respective recoverable value.

f) Inventories

Warehouse materials were valued at their year-end replacement cost. The value thus obtained, net of the allowance for obsolescence, is less than the respective recoverable value estimated at the end of each year.

g) Fixed assets

For assets received at the time of granting of the License, the global transfer value defined in the Transfer Agreement arising as an offsetting item of contributions made and transferred liabilities restated following the guidelines indicated in Note 3.3. has been considered as original value of fixed assets.

Based on special work performed by independent experts, the global original value mentioned above was appropriated among the various categories of items making up that value, assigning as useful life the remaining years of service estimated by the Company on the basis of type of item, current status, and renewal and maintenance plans.

Assets incorporated to net worth after granting of the License were valued at restated acquisition cost, following the guidelines indicated in Note 3.3. to consolidated financial statements except in the case of distribution networks built by third parties (various associations and cooperatives) which, as established by ENARGAS, are valued at amounts equivalent to certain cubic meters of gas.

Fixed assets are depreciated by the straight-line method, using annual rates sufficient to extinguish their values by the end of their estimated useful lives. Depreciation was computed based on the amount of these assets adjusted for inflation following the guidelines indicated in Note 3.3..

The Company capitalizes the portion of operating costs attributable to planning, execution and control of investments in fixed assets. The amounts capitalized during the years ended December 31, 2011 and 2010 amounted to Ps. 8,514 thousand and to Ps. 6,347 thousand, respectively.

Gas in pipelines is valued at acquisition cost restated following the guidelines indicated in Note 3.3..

Net value of fixed assets does not exceed its economic utilization value at the end of the year.

h) Income tax

The Company and its controlled company recognized the income tax charge by the deferred tax liability method, recognizing temporary differences between accounting and tax assets and liabilities measurements.

Deferred tax asset is mainly generated by: i) tax loss carry forward, ii) the temporary differences between the valuation allowance for doubtful accounts and its tax value, iii) the accounting contingency provision and iv) the other non-current receivables discount.

NOTE 3 - ACCOUNTING STANDARDS (Contd.)

Deferred tax liability is mainly generated by temporary differences between the accounting valuation and the tax value of fixed assets, mainly due to different depreciation criteria and the treatment accounting of the financial results (interest and exchange differences) capitalized under those items.

To determine deferred assets and liabilities, the tax rate in force at the date of issuance of these consolidated financial statements has been applied to the temporary differences identified and tax loss carry forwards.

The following table shows changes and breakdown of deferred tax assets and liabilities:

Deferred assets
	Estimated loss carry forward	Trade receivables	Other liabilities	Other receivables	Reorganization liabilities	Other	Total
	Thousand of Ps.
Balances as of December 31, 2010	4,989	22,997	28,496	21,280	3,375	47	81,184
Movements of the year	17,810	(1,056)	4,196	224	3,940	(1,208)	23,906
Balances as of December 31, 2011	22,799	21,941	32,692	21,504	7,315	(1,161)	105,090

Deferred liabilities
	Fixed assets	Other	Total
	Thousands of Ps.
Balances as of December 31, 2010	(9,478)	132	(9,346)
Movements of the year	(1,102)	(43)	(1,145)
Balances as of December 31, 2011	(10,580)	89	(10,491)

Deferred income tax assets generated by the tax loss carry forward recorded by the Company amount to Ps. 22,799 thousand at the end of the year. That tax loss carry forward can be offset against profits for future years expiring Ps. 5,392 thousand in 2014 and Ps. 17,407 thousand in 2016.

The realization of deferred tax assets depends on the future generation of taxable profits in those years in which temporary differences become deductible. To determine the realization of assets, the Company considers the projection of future taxable profits based on its best estimation.

Net deferred assets derived from the information included in the preceding tables amount to Ps. 71,838 thousand and Ps. 94,599 thousand at the beginning and at the end of the year, respectively.

NOTE 3 - ACCOUNTING STANDARDS (Contd.)

Below is the reconciliation between income tax charged (credit) in results and the amount resulting from the application of the corresponding tax rate to the accounting profit before income tax:

Below is the reconciliation between income tax charged (credit) in results and the income tax determined for fiscal purpose:

The Company, in accordance with the accounting standards in force, has decided not to recognize the deferred tax liability caused by inflation adjustment on fixed assets to the effects of the calculation of the deferred tax. Had the deferred tax liability been recognized in this item, its value would amount, at nominal values, to Ps. 237 million at the end of the year and Ps. 249 million at the beginning of the year. The difference of Ps. 12 million would have impacted in the result of the year.

i) Minimum presumed income tax

The Company calculates minimum presumed income tax by applying the current 1% rate on computable assets at the end of the year. This tax complements income tax. The Company's tax obligation for each year will agree with the higher of the two taxes. If in a fiscal year, however, minimum presumed income tax obligation exceeds income tax liability, the surplus will be computable as a down payment of income tax through the next ten years.

The Company has recognized minimum presumed income tax accrued during the year and paid in previous years as a credit. That credit is shown under the heading Other non-current credits and expires between the years 2012 and 2021.

NOTE 3 - ACCOUNTING STANDARDS (Contd.)

In order to determine the realization of such asset, the Company considers the projections of future taxable revenues based on the best estimation. Considering the estimates made by the Company, it registered an allowance for impairment of the minimum presumed income tax which amounts to Ps. 41,166 thousand at the end of the year.

j) Severance pay

Severance payments made to employees are expensed as incurred.

k) Balances with related parties

Balances with related parties mainly generated by commercial operations and sundry services were valued based on conditions agreed between the parties.

l) Reorganization liabilities

Liabilities in local currency were valued at their nominal value incorporating, when it concern, the financial results accrued until the date of presentation of reorganization proceeding (concurso preventivo).

Liabilities in foreign currency were valued at year-end exchange rates.

Financial interests were accrued until the date of presentation of reorganization proceeding (concurso preventivo), according to Article 19 of the Bankruptcy Law. Since that date, the accrual of interests has been suspended.

m) Contingencies provisions

Set up to cover labor or commercial contingencies and sundry risks that could give rise to liabilities to the Company. In estimating the amounts and probability of occurrence the opinion of the Company's legal counsel has been taken into account.

Insurance coverage taken out by the Company has also been considered. At the date of issuance of these consolidated financial statements, management considers that there are no elements to determine other contingencies that could have a negative impact on the consolidated financial statements.

n) Revenue recognition

The Company recognizes sales revenue based on gas deliveries to customers, including estimated gas volumes delivered pending billing at the end of each year.

Volumes delivered were determined based on gas volumes purchased and other data.

o) Statements of operations accounts

Statements of operations accounts are shown at nominal value, except depreciations of fixed assets that are restated following the guidelines indicated in Note 3.3..

NOTE 3 - ACCOUNTING STANDARDS (Contd.)

3.6. Basic and diluted loss per share

Basic and diluted loss per share is calculated based on weighted average shares at December 31, 2011 and 2010, respectively, amounting to 569,171,208. As the Company does not hold preferred shares or debt convertible into shares, both indicators are equivalent.

3.7. Information by segment

The Company mainly operates in providing gas distribution services and, through MetroENERGÍA, in buying and selling natural gas and/or its transportation on its own, on behalf of or associated to third parties.

Details regarding certain information classified by segment of business, in accordance with the guidelines of Technical Resolution No. 18 of the FACPCE are as follows:

NOTE 3 - ACCOUNTING STANDARDS (Contd.)

Sales operations from MetroGAS to MetroENERGÍA were valued according to tariffs applied by MetroGAS to its commercial operations with third parties under the legislation in force.

In turn, there is a Professional Service Agreement between MetroGAS and MetroENERGÍA for the provision of administrative, accounting, tax, financial, legal and all other services related to the normal development of MetroENERGÍA's operations. This agreement was valued under reasonable market conditions for this type of services.

NOTE 4 - ANALYSIS OF THE MAIN ACCOUNTS OF THE CONSOLIDATED FINANCIAL STATEMENTS

December 31,	
	2011	2010
	Thousands of Ps.	
Assets		
Current assets		
a) Cash and banks		
Cash	558	938
Banks	53,982	45,824
Collections to be deposited	223	2,797
	54,763	49,559
b) Trade receivables, net		
Trade accounts receivable	180,125	146,360
Unbilled revenues	33,637	31,829
Receivables from sales on behalf third parties	34,236	47,363
Tax on banking transactions to be recovered	6,778	6,004
Related parties (Note 6)	477	442
PURE	(258)	(2,797)
Allowance for doubtful accounts (Exhibit E)	(16,959)	(21,896)
	238,036	207,305
c) Other receivables		
Other advances	6,039	6,827
Insurance and other prepaid expenses	5,293	3,671
Receivables tax	2,729	1,422
Other receivables	3,669	1,399
	17,730	13,319
d) Inventories, net		
Warehouse materials	9,279	6,343
Allowance for inventory obsolescence (Exhibit E)	(1,630)	(1,751)
	7,649	4,592
Non-current assets		
e) Other receivables		
Deferred tax assets		
Net deferred income tax (Note 3.5 h))	94,599	71,838
Receivables for minimum presumed income tax (Note 3.5 i))	117,205	101,914
Valuation allowance on minimum presumed income tax (Exhibit E)	(41,166)	(21,066)
	170,638	152,686
Study, revision and inspection of works in public space levy to be recovered GCABA (Note 8.4.5. to the primary financial statements)	67,001	60,407
Occupancy of public space levy to be recovered (Note 8.4.5. to the primary financial statements)	91,961	83,168
Others	331	16
Present value discount	(50,318)	(45,486)
	279,613	250,791

Details regarding the significant amounts included in the accompanying consolidated financial statements are as follows:

NOTE 4 - ANALYSIS OF THE MAIN ACCOUNTS OF THE CONSOLIDATED FINANCIAL STATEMENTS (Contd.)

NOTE 5 - DUE DATES OF INVESTMENTS, RECEIVABLES AND PAYABLES

The due dates of investments, receivables and payables are as follows:

NOTE 5 - DUE DATES OF INVESTMENTS, RECEIVABLES AND PAYABLES (Contd.)

Investments bearing interest according to the following detail: 1) "BODEN" at an annual rate of 2.00% as of December 31, 2010; 2) time deposits at an annual average rate in dollars of 0.19% as of December 31, 2010, at an annual average rate in pesos of 19.59 and 11.13% as of December 31, 2011 and 2010, respectively; and 3) mutual funds with an average annual yield of 7.8% and 4.6% as of December 31, 2011 and 2010 respectively.

Pursuant legislation in force, in the case of invoices for services not paid when due, the Company is entitled to collect interest on overdue amounts from the due date through the date of payment. As these are overdue receivables, and following standards of prudence, the Company recognizes this income at the time of actual collection.

Payables do not accrue interest, except for the Financial debts (Note 9 to the primary financial statements) and Taxes payable in relation to the payment facilitation plans which accrued interest until the date of presentation of reorganization proceeding (concurso preventivo, Note 2 to the primary financial statements), according to Article 19 of the Bankruptcy Law. Since that date, the accrual of interests should be suspended.

NOTE 6 - TRANSACTIONS AND BALANCES WITH RELATED COMPANIES

Gas Argentino S.A. ("Gas Argentino"), as owner of 70% of the Company's Common Stock, is the controlling shareholder of MetroGAS.

MetroGAS carries out certain transactions with certain affiliates of the shareholders of Gas Argentino. As of December 31, 2011, the shareholders of Gas Argentino are BG Inversiones Argentinas S.A. ("BG") (54.67%) and YPF Inversora Energética S.A. ("YPF") (45.33%).

These consolidated financial statements include the following transactions and balances with related companies:

  Gas supply, sales and services contracts with companies directly and indirectly related to YPF.

  Fees accrued under the terms of a Personnel Supply Agreement with YPF S.A..

NOTE 6 - TRANSACTIONS AND BALANCES WITH RELATED COMPANIES (Contd.)

Significant transactions with related companies are as follows:

NOTE 6 - TRANSACTIONS AND BALANCES WITH RELATED COMPANIES (Contd.)

The outstanding balances as of December 31, 2011 and 2010 from transactions with related companies are as follows:

EXHIBIT A

METROGAS S.A.

CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2011 AND 2010

MAIN ACCOUNT	ORIGINAL VALUE					DEPRECIATION					NET BOOK VALUE 12-31-11
	AT BEGINNING OF YEAR	INCREASE	TRANSFERS	RETIREMENTS	AT END OF YEAR	ACCUMULATED AT BEGINNING OF YEAR	RETIREMENT	FOR THE YEAR: ANNUAL RATE (1)	FOR THE YEAR: AMOUNT (2)	ACCUMULATED AT END OF YEAR	
	Thousands of Ps.										
Land	17,501	-	-	-	17,501	-	-	-	-	-	17,501
Building and civil constructions	76,156	-	-	-	76,156	25,708	-	2.0%	1,425	27,133	49,023
High pressure mains	294,312	-	30	-	294,342	185,460	-	2.22% to 10%	4,903	190,363	103,979
Medium and low pressure mains	1,720,532	-	70,205	(16,604)	1,774,133	540,795	(8,256)	1.19% to 10%	39,939	572,478	1,201,655
Pressure regulating stations	65,253	-	-	(166)	65,087	37,942	(102)	4% to 12.5%	2,111	39,951	25,136
Consumption measurement installations	345,670	-	6,472	(80)	352,062	150,778	(39)	2.85% to 5%	13,039	163,778	188,284
Other technical installations	50,735	-	1,478	-	52,213	43,893	-	6.67%	2,175	46,068	6,145
Machinery, equipment and tools	28,311	-	562	(185)	28,688	26,004	(180)	6.67% to 20%	447	26,271	2,417
Computer and telecommunications equipment	169,348	-	22,604	(1,082)	190,870	154,437	(1,030)	5% to 50%	5,880	159,287	31,583
Vehicles	10,986	-	-	-	10,986	8,378	-	10% to 20%	819	9,197	1,789
Furniture and fixtures	5,466	-	-	-	5,466	5,453	-	10% to 20%	7	5,460	6
Materials	9,848	20,184	(13,846)	(454)	15,732	-	-	-	-	-	15,732
Gas in pipelines	214	-	-	-	214	-	-	-	-	-	214
Work in progress	69,795	84,966	(86,463)	-	68,298	-	-	-	-	-	68,298
Advances to fixed assets suppliers	445	3,978	(2,938)	-	1,485	-	-	-	-	-	1,485
Subtotal	2,864,572	109,128	(1,896)	(18,571)	2,953,233	1,178,848	(9,607)	-	70,745	1,239,986	1,713,247
Distribution network extensions constructed by third parties	66,261	-	1,969	217	68,447	14,430	16	1.82% to 2.38%	1,350	15,796	52,651
Offsetting item for distribution network extensions	(5,969)	-	(73)	-	(6,042)	(662)	-	2% to 2.38%	(134)	(796)	(5,246)
Allowance for obsolescence of materials (Exhibit E)	(615)	(427)	-	7	(1,035)	-	-	-	-	-	(1,035)
Allowance for disposal of fixed assets (Exhibit E)	(8,756)	(6,129)	-	8,191	(6,694)	-	-	-	-	-	(6,694)
Total as of December 31, 2011	2,915,493	102,572	-	(10,156)	3,007,909	1,192,616	(9,591)	-	71,961	1,254,986	1,752,923
Total as of December 31, 2010	2,814,164	110,442	-	(9,113)	2,915,493	1,125,734	(7,539)	-	74,421	1,192,616	1,722,877

Notes:

(1) The depreciation rates are variable and based on the useful lives assigned to the assets at the Takeover Date. The useful lives were estimated according to the type, current condition and renewal and maintenance programs of assets.

(2) Depreciation of fixed assets has been included in Exhibit H.

FIXED ASSETS

EXHIBIT D

METROGAS S.A.

CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2011 AND 2010

ISSUER	FACE VALUE	QUANTITY	LISTED PRICE AS OF 12-31-11	FACE VALUE PLUS ACCRUED INTEREST	BOOK VALUE AS OF 12-31-11	BOOK VALUE AS OF 12-31-10
		Thousands	Ps.	Thousands of Ps.		
CURRENT INVESTMENTS						
Government Securities						
National Government bonds (BODEN 2012)	-	-	-	-	-	2
Units of mutual funds						
Fima Premium - Clase B	-	3,646.9	1.4574	-	5,315	16,122
Optimum CDB Pesos - Clase B	-	-	-	-	-	5,094
Goal Pesos - Clase B	-	9,436.2	3.5151	-	33,169	65,266
Goal Capital Plus - Clase B	-	20,530.6	1.8430	-	37,837	19,059
Bank deposits						
Saving account	77	-	-	77	77	63
Time deposits	76,117	-	-	76,117	76,117	156,183
TOTAL CURRENT INVESTMENTS					152,515	261,789
NON CURRENT INVESTMENTS						
Units of mutual funds						
RJ Delta Ahorro - Clase B	-	239.3	1.8599	-	445	412
Schroder Argentina	-	-	-	-	-	256
TOTAL NON CURRENT INVESTMENTS					445	668
Total					152,960	262,457

CURRENT INVESTMENTS

EXHIBIT E

METROGAS S.A.

CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2011 AND 2010

ALLOWANCES

MAIN ACCOUNT	12-31-11				12-31-10
	BALANCE AT BEGINNING OF YEAR	INCREASE	DECREASE	BALANCE AT END OF YEAR	BALANCE AT END OF YEAR
	Thousands of Ps.				
Deducted from assets					
For doubtful accounts	21,896	(1,856) (1)	(3,081)	16,959	21,896
For obsolescence of materials					
Inventories	1,751	26 (2)	(147)	1,630	1,751
Fixed assets	615	427	(7)	1,035	615
For disposal of fixed assets	8,756	6,129 (3)	(8,191)	6,694	8,756
Valuation allowance on minimum presumed income tax	21,066	20,100	-	41,166	21,066
Total	54,084	24,826	(11,426)	67,484	54,084
Included in liabilities					
For contingencies					
Executive proceedings	21,834	6,987	(118)	28,703	21,834
Turnover tax GACBA	16,670	2,141	-	18,811	16,670
Rates and charges	22,326	1,067	-	23,393	22,326
Fines GACBA	2,415	139	-	2,554	2,415
Interpretation disagreements with the Regulatory Authority	9,169	1,670	-	10,839	9,169
Others	6,684	83	-	6,767	6,684
Total contingencies	79,098	12,087 (4)	(118)	91,067	79,098

Notes:

(1) The charge in results is disclosed in Exhibit H.
(2) Charged in results in the line Sundry materials of Exhibit H.
(3) Charged in results in the line Operating expenses - Others of Exhibit H.
(4) Charged in results in the line Contingencies reserve of Exhibit H.

EXHIBIT F

METROGAS S.A.

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

OPERATING COST

EXHIBIT G

METROGAS S.A.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2011 AND 2010

MAIN ACCOUNT	12-31-11				12-31-10	
	FOREIGN CURRENCY AND AMOUNT		EXCHANGE RATE	BOOK VALUE	FOREIGN CURRENCY AND AMOUNT	BOOK VALUE
	Thousands			Thousands of Ps.	Thousands	Thousands of Ps.
ASSETS						
CURRENT ASSETS						
Cash and banks						
Cash	US$	29	4.2640	124	29	114
	LBE	4	6.6267	27	4	24
	Euros	3	5.5338	17	3	16
	Real	5	2.2900	11	5	12
Banks	US$	2,566	4.2640	10,941	2,682	10,556
	Euros	-	5.5338	-	1	5
Investments	US$	18	4.2640	77	38,037	149,714
Trade receivables	US$	17,249	4.2640	73,550	13,865	54,573
Other receivables	US$	795	4.2640	3,390	495	1,948
	Euros	21	5.5338	116	-	-
Total Current Assets				88,253		216,962
TOTAL ASSETS				88,253		216,962
LIABILITIES						
CURRENT LIABILITIES						
Accounts payable	US$	12,645	4.3040	54,424	11,363	45,179
	Euros	8	5.5862	45	2	11
	LBE	-	6.6975	-	27	165
Total Current Liabilities				54,469		45,355
NON-CURRENT LIABILITIES						
Reorganization liabilities						
Accounts payable	US$	6	4.3040	26	12	48
Financial debt	US$	225,021	4.3040	968,487	225,022	894,688
	Euros	27,003	5.5862	150,844	26,527	139,868
Total Non-Current Liabilities				1,119,357		1,034,604
TOTAL LIABILITIES				1,173,826		1,079,959

US$: United States Dollars

LBE: Pounds Sterling

FOREIGN CURRENCY ASSETS AND LIABILITIES

EXHIBIT H

METROGAS S.A.

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

EXPENSES INCURRED

MAIN ACCOUNT	12-31-11						12-31-10
	FIXED ASSETS EXPENSES	OPERATING EXPENSES		ADMINISTRATIVE EXPENSES	SELLING EXPENSES	TOTAL	TOTAL
		GAS SALES	PROCESSED NATURAL GAS				
	Thousands of Ps.						
Payroll and other employees benefits	6,332	55,781	-	57,840	50,705	170,658	132,598
Social security contributions	2,182	13,975	-	11,393	12,976	40,526	38,501
Directors´and members of Surveillance committee fee	-	-	-	1,340	-	1,340	1,309
Fees for professional services	-	495	-	16,975	232	17,702	13,660
Sundry materials	-	6,014	-	-	-	6,014	4,400
Fees for sundry services	-	18,369	-	967	19,938	39,274	30,938
Postage, telephone and fax	-	872	-	1,558	12,717	15,147	12,095
Leases	-	186	-	3,439	1,551	5,176	4,297
Transportation and freight charges	-	-	-	1,575	-	1,575	1,206
Office materials	-	708	-	1,794	229	2,731	2,066
Travelling expenses	-	533	-	274	97	904	832
Insurance premium	-	-	-	5,613	-	5,613	3,467
Fixed assets maintenance	-	35,169	-	17,807	271	53,247	41,187
Fixed assets depreciation	-	64,791	-	7,170	-	71,961	74,421
Taxes, rates and contributions	-	2,202	35	18,228	47,241	67,706	60,550
Publicity	-	-	-	-	1,442	1,442	1,053
Doubtful accounts	-	-	-	-	(1,856)	(1,856)	6,973
Bank expenses and commissions	-	-	-	304	7,189	7,493	6,704
Contingencies reserve	-	-	-	12,087	-	12,087	9,464
Others	-	5,667	-	382	325	6,374	5,104
Total as of December 31, 2011	8,514	204,762	35	158,746	153,057	525,114	450,825

Total as of December 31, 2010	6,347	187,775	35	123,831	132,837	450,825

METROGAS S.A.

BALANCE SHEETS

AS OF DECEMBER 31, 2011 AND 2010

December 31,	
	2011	2010
	Thousands of Ps.	
ASSETS		
CURRENT ASSETS		
Cash and banks (Note 4 a))	39,374	45,243
Investments (Exhibit D)	147,200	240,573
Trade receivables, net (Note 4 b))	165,862	149,115
Other receivables (Note 4 c))	31,211	12,858
Inventories, net (Note 4 d))	7,649	4,592
Total current assets	391,296	452,381
NON-CURRENT ASSETS		
Other receivables (Note 4 e))	279,170	250,352
Investments (Exhibit C)	20,350	25,540
Fixed assets, net (Exhibit A)	1,752,923	1,722,877
Total non-current assets	2,052,443	1,998,769
Total assets	2,443,739	2,451,150
LIABILITIES		
CURRENT LIABILITIES		
Debts		
Accounts payable (Note 4 f))	186,376	254,273
Payroll and social security payable	38,830	28,988
Taxes payable (Note 4 g))	44,914	33,361
Other liabilities	10,154	9,195
Total debts	280,274	325,817
Contingencies provision (Exhibit E)	91,067	79,098
Total current liabilities	371,341	404,915
NON-CURRENT LIABILITIES		
Reorganization liabilities (Note 4 h))	1,319,615	1,220,331
Total non-current liabilities	1,319,615	1,220,331
Total liabilities	1,690,956	1,625,246
SHAREHOLDERS' EQUITY (as per related statements)	752,783	825,904
Total	2,443,739	2,451,150

Notes 1 to 15 and Exhibits A, C, D, E, F, G and H are an integral part of these financial statements.

METROGAS S.A.

STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

December 31,	
	2011	2010
	Thousands of Ps., except for per share information	
Sales (Note 4 i))	922,612	903,368
Operating cost (Exhibit F)	(678,838)	(655,264)
Gross profit	243,774	248,104
Administrative expenses (Exhibit H)	(158,106)	(123,363)
Selling expenses (Exhibit H)	(141,005)	(121,667)
Operating (loss) income	(55,337)	3,074
Equity in income of subsidiary	25,840	26,129
Financing and holding results generated by assets		
Holding results	7,554	3,453
Result on present-valuing long term other receivables	(3,688)	(34,293)
Interest on commercial operations	3,935	4,899
Interest on financial operations	5,945	279
Exchange gain (loss) on financial operations	13,619	(2,652)
Financing and holding results generated by liabilities		
Interest on commercial operations	(3,231)	(486)
Interest on financial operations	-	(33,135)
Result on present-valuing long term financial debt	-	(48,003)
Exchange loss on comercial operations	(288)	(285)
Exchange loss on financial operations	(82,046)	(35,380)
Others	(3,811)	(482)
Other income net	15,729	15,253
Loss before income tax	(75,779)	(101,629)
Income tax (Note 3.5.i))	2,658	29,932
Net loss for the year	**(73,121)**	**(71,697)**
Basic loss per share (Note 3.6.)	**(0.13)**	**(0.13)**
Diluted loss per share (Note 3.6.)	**(0.13)**	**(0.13)**

Notes 1 to 15 and Exhibits A, C, D, E, F, G and H are an integral part of these financial statements.

METROGAS S.A.

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

METROGAS S.A.

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

December 31,	
	2011	2010
	Thousands of Ps.	
Cash flow from operating activities		
Net loss for the year	(73,121)	(71,697)
Financial debt interest expense accrued during the year	-	33,135
Income tax accrued during the year	(2,658)	(29,932)
Adjustments to reconcile net income to net cash provided by operating activities:		
Equity in income of controlled company	(25,840)	(26,129)
Depreciation of fixed assets	71,961	74,421
Net book value of fixed assets retired	565	1,574
Allowance for doubtful accounts	(1,875)	5,921
Allowance for inventory obsolescence	453	43
Allowance for disposal of fixed assets	6,129	8,581
Contingencies provision	12,087	9,464
Materials consumed	4,926	3,966
Exchange differences on financial operations	82,046	35,380
Result on present-valuing long term financial debt	-	48,003
Result on present-valuing long term other receivables	3,688	34,293
Other financial results	2,729	(2,565)
Changes in assets and liabilities		
Trade receivables	(14,872)	(32,825)
Other receivables	(34,171)	(35,142)
Inventories	(8,009)	(4,679)
Accounts payable	(54,067)	192,538
Payroll and social security payable	9,842	9,665
Taxes payable	12,799	23,702
Other liabilities	959	1,142
Contingencies provision	(118)	(1,142)
Minimum presumed income tax paid for the year	(567)	(7,698)
Net cash (used in) provided by operating activities	(7,114)	270,019
Cash flow used in investing activities		
Purchase of fixed assets	(109,128)	(119,111)
Dividends collected from MetroENERGÍA	17,000	26,607
Net cash used in investing activities	(92,128)	(92,504)
Cash flow used in financing activities		
Interest paid for the year	-	(31)
Net cash used in financing activities	-	(31)
(Decrease) Increase in cash and cash equivalents	(99,242)	177,484
Cash and cash equivalents at the beginning of the year	285,816	108,332
Cash and cash equivalents at the end of the year	186,574	285,816

Notes 1 to 15 and Exhibits A, C, D, E, F, G and H are an integral part of these financial statements.

NOTE 1 - THE COMPANY'S BUSINESS

MetroGAS S.A. (the "Company" or "MetroGAS"), a gas distribution company, was incorporated on November 24, 1992 and began operations on December 29, 1992, when the privatization of Gas del Estado S.E. ("GdE") (an Argentine Government-owned enterprise) was completed.

Through Executive Decree No. 2,459/92 dated December 21, 1992, the Argentine Government granted MetroGAS an exclusive license to provide the public service of natural gas distribution in the area of the Federal Capital and southern and eastern Greater Buenos Aires, by operating the assets allocated to the Company by GdE for a 35 year period from the Takeover Date (December 28, 1992). This period can be extended for an additional 10 year period under certain conditions.

MetroGAS' controlling shareholder is Gas Argentino S.A. ("Gas Argentino") who holds 70% of the Common Stock of the Company. The 20%, which was originally owned by the National Government, was offered in public offering as described in Note 10 and the remaining 10% is under the Employee Stock Ownership Plan ("Programa de Propiedad Participada" or "PPP") (Note 13).

As further described in Note 2, Note 8 and Note 14, the conditions under which the Company develops its activity and its regulatory framework have been significantly modified.

NOTE 2 - REORGANIZATION PROCEEDING AND INTERVENTION OF THE COMPANY

Given the adverse conditions the Company is currently undergoing, arisen from the lack of the increase in the distribution tariff, from the non pass through to tariffs of municipal levies, from the no implementation of the Transitory Agreement tariff chart, and from the lack of recognizement of the increase in operating, commercial and administrative costs, on June 17, 2010, the Board of Directors of MetroGAS filed for a reorganization proceeding with the National Court on Commercial Matters No. 26, Clerk of the Court Office No. 51, Case No. 056.999. On July 15, 2010, the Court admitted the reorganization proceeding. Among the relevant measures, the following may be pointed out: a) the end of the proof of claim period fixed originally for February 21, 2011, and later brought forward by a judicial order to November 10, 2010; b) the deadline for MetroGAS to establish creditor's categories, fixed originally for September 20, 2011, and later brought forward by a judicial order to April 20, 2011 and c) the deadline for the exclusivity period (the period during which the debtor may submit a proposal to each creditor individually) fixed originally for August 21, 2012, and later brought forward by a judicial order to March 9, 2012. The Company's Shareholders Meeting held on August 2, 2010 ratified the decision made by the Board of Directors.

NOTE 2 - REORGANIZATION PROCEEDING AND INTERVENTION OF THE COMPANY (Cont.)

The filing for a reorganization proceeding gives rise to, among other effects:

  unsecured debts due or undue for services rendered prior to the filing for the reorganization proceeding shall be subject to the case procedure, and therefore shall not be paid up to the date set in the ultimately agreed proposal.

  the suspension of interest payments, and

  the impossibility of filing for new legal actions against the Company for causes or claims prior to the filing date.

The debts included in the reorganization procedure, which may be subject to positive or negative adjustments after the corresponding proof of claim, have been displayed in the current financial statement under a category identified as "Reorganization Liabilities" included in the long-term liabilities, given the mentioned suspension of the deadlines and the ordinary conditions foreseen for the conclusion of the reorganization proceeding. The mentioned category includes commercial, tax, financial and social debts among others.

On July 12, 2011, the Company presented before the Court the Reorganization Proposal to each creditors verified and declared admissibles. On October 3, 2011 MetroGAS submitted in the proceedings case record the commercial creditors' consent as regards the Company proposal; this consent represented the absolute majority of verified creditors.

On November 21, 2011 the Company submitted before the presiding Judge an improved proposal.

On December 1, 2011, MetroGAS requested the call for bondholders' meeting stated in section 45 bis of the Bankruptcy Law; the Court ordered, on December 6, 2011, that the meeting was to be held on February 24, 2011 at 11.00 a.m. at the Company's headquarters, in order the current preventive agreement proposal at the time of the assembly to be accepted or rejected. The Court appointed Dr. Cristian Fox to chair the Assembly.

On February 2, 2012, the Company presented, before the Court a complete redesigned final proposal for the reorganization proceeding creditors whose claims do not enjoy a priority, verified or declared admissibles.

The offer consists of the payment of the creditors whose claims do not enjoy a priority, verified or declared admissibles, by means of the delivery, exchange and payment of such credits, of two negotiable obligations (the "New Notes"), with maturity date on December 31, 2018.

The New Notes are nominated in American Dollars and their capital amounts (nominal value) at the time of issuing the obligations shall be as follows: I) a Class A equal to fifty three point two percent (53.2%) of the amount of the verified or admissible unsecured claims (the "New Notes") and ii) a Class B equal to forty six point eight (46.8%) of the amount of the verified or admissible unsecured claims. Furthermore, two different series will be issued within each of the classes of New Notes in order to identify the unsecured claims with previous Notes (Series L) from the rest of the unsecured claims (Series U), which will allow the follow up and application of the applicable legal regime, both with respect to the public offering of securities and to tax and foreign exchange regulations. Additionally, the Company offers to pay at the time of issuing

NOTE 2 - REORGANIZATION PROCEEDING AND INTERVENTION OF THE COMPANY (Cont.)

the New Notes an amount equal to the interest that the above mentioned New Class A Notes would have accrued from January 1, 2011 until the date of issuance, at an annual nominal rate of 8.875%.

The principal amount of the New Notes shall be paid in full in a single payment at maturity on December 31, 2018. The New Class A Notes shall be due and payable in accordance with their terms as from their issuance date. The New Class B Notes shall only become due and payable in accordance with their terms as from the date when (x) the maturity date of the Class A New Notes is accelerated as a result of the occurrence of certain events of default provided for in the main terms and conditions of the New Notes or (y) the holders of at least 25% of the New Class A Notes, Series L, had requested in writing to the Company under reorganization and the trustee to declare the acceleration of the maturity of the New Class A Notes as a result of the occurrence of certain events of default provided for in the terms and conditions of the New Main Notes (any of the events described in (x) or (y), a "Triggering Event"), provided that such Triggering Event takes place on the later of: (i) any date within the first year computed as from the issuance date of the New Notes, or (ii) on or before December 31, 2013 (the "Deadline"). If the Triggering Event shall have not occurred on or before the Deadline, then the New Class B Notes shall be automatically cancelled and no amount shall be owed by MetroGAS in such respect. The New Class A Notes shall accrue interest on the amount of their outstanding principal at an annual nominal rate of 8.875%, from their issuance date to the date of their cancellation, which interest shall be computed and paid in accordance with the provisions of the main terms and conditions. The New Class B Notes shall only accrue interest on the principal amount thereof if a Triggering Event occurs within the Deadline and from the moment on which such Triggering Event occurs. Such interest shall also accrue at an annual nominal rate of 8.875%, from the date of the Triggering Event to the date of their cancellation, which interest shall be computed and paid in accordance with the provisions of the main terms and conditions.

On February 16, 2012, alleging that the non-financial creditors had a very short time to understand the last submitted proposal, which was quite complex, that it was necessary to complete the reorganization proceedings of the parent company (Gas Argentino S.A.) and considering the re-start of the negotiations with UNIREN to achieve a tariff reschedule, the Company filed with the National Commercial Court that hears its reorganization proceedings, a petition to extend the exclusivity period for ninety working days and, consequently, to annul the informative hearing established initially for March 2, 2012 and schedule a new hearing to that effect five days before the maturity of the extended exclusivity period. Furthermore, the Company requested the postponement of the noteholders' meeting called by the Court for February 24, 2012 at 11.00 a.m.

At the same date, the Court solved favorably the request mentioned before and, consequently, the informative hearing was established for July 11, 2012 and the noteholders' meeting was postponed until June 18, 2012.

NOTE 2 - REORGANIZATION PROCEEDING AND INTERVENTION OF THE COMPANY (Cont.)

As of the date of issuance of these financial statements, the term for verification of credits has ended as well as the period for credits observance, and the trustees in bankruptcy have issued the individual report as stipulated by Section 35 from the Bankruptcy Law. On April 20, 2011 the judge issued the resolution stipulated by section 36 of the same law (Resolution concerning the origin of the said credits), on May 3, 2011 MetroGAS suggested a sole category of unsecured creditors, and finally on June 21, 2011 the trustee in bankruptcy in charge submitted the general report stipulated by section 39 indicating the causes of the economic unbalance, describing assets and liabilities and date and causes of the suspension of payments, irrevocable actions, opinions about the categorization, etc. Without detriment to what has been said before, it has not yet been possible to foresee the results of the process or determine its final consequences over the Company's operations and results.

On June 17, 2010 MetroGAS was notified of the ENARGAS Resolution No. 1,260 that it would be under intervention for a 120-day term appointing Engineer Antonio Gomez as official receiver. This measure followed the decision taken by MetroGAS' Board of Directors to call for creditors' meeting.

The above mentioned Resolution established that the intervention has to be in charge of supervising and controlling all regular administrative and disposal activities that may affect the normal rendering of the gas distribution public service that is subject to the License. In addition, it stipulated to perform an integral audit of MetroGAS and within the framework of the said audit, to determine and assess the value of all MetroGAS' assets transferred by the PEN through Executive Order No. 2,459/92 and those added at a later date.

On July 14, 2010, MetroGAS filed a direct appeal before the National Chamber of Appeals for Federal Administrative Litigations pursuant to Section 70 of the Law No. 24,076 as regards the ENARGAS Resolution No. I-1,260, together with a request for an injunction to suspend the effects of the intervention during the process of the said direct appeal. This request for injunction was rejected by court resolution notified to MetroGAS on September 8, 2010.

The intervention has been extended in different opportunities for a hundred an twenty days appointing Engineer Antonio Gomez as Official Receiver. The last extension was stipulated by the ENARGAS through Resolution I /16,154 from February 7, 2012, in the same terms as previously mentioned.

NOTE 3 - ACCOUNTING STANDARDS

Below are the most relevant accounting standards used by the Company to prepare its financial statements, which were applied consistently with those for the previous year.

NOTE 3 - ACCOUNTING STANDARDS (Contd.)

3.1. Preparation and presentation of financial statements

The financial statements are stated in Argentine pesos and were prepared in accordance with accounting disclosure and valuation standards contained in the technical pronouncements issued by the FACPCE approved by the CPCECABA and in accordance with the resolutions issued by the CNV, assuming that the Company will continue as a going concern. However, the Company's Annual Consolidated Financial Statements do not include any adjustments or reclassifications that might result either from the successful outcome of the voluntary reorganization proceeding (concurso preventivo) described above or from the non occurrence of the event. These financial statements should be read under these circumstances.

The CNV has established the application of the Technical Resolution No. 26 of the FACPCE by Resolutions No. 562/09 and 576/10, which adopt, for entities included in the public offer under Law No. 17,811, for its capital or for negotiable obligations, or for having requested authorization to be included in the public offer, the international financial reporting standards issued by the IASB (International Accounting Standard Board).

On January 24, 2012 the CNV issued Resolution No. 600 extending the enforcement of the IFRS for one year to licensees of the gas transport and distribution public services as well as to its controlling companies.

Consequently, the enforcement of those standards shall be compulsory for the Company as from fiscal year beginning on January 1, 2013.

On April 22, 2010, the Board of Directors approved the specific implementation plan. Since that date, the implementation process has been implemented according to the plan. Actually, the Company is ending the impact evaluation of the IFRS'implementation.

In addition, Resolution No. 576/10 allows entities that had been exercising the option to inform, in a note to the financial statements, the deferred tax liability resulting from the inflation adjustment, to exercise the accounting recognition of the above mentioned liability against Retained Earnings. This recognition may be carried out at the closing of any intermediate or annual period up to the IFRS transition date. Only once, the Shareholders' Meeting will have the option to charge the amount to Retained Earnings, against common stock items that are not represented by shares or against reserved earnings. The Company has chosen to inform in a note the mentioned deferred tax liability and will have to recognize the effect of that liability previous to the IFRS implementation plan.

The Company has made progress in the diagnosis of the most relevant accounting disclosure and valuation differences between the IFRS and the accounting standards in force ("ASiF"), some of which are stated below:

  Recognition of Fixed Assets: as indicated in Note 1, the Argentine Government granted an exclusive license to MetroGAS to provide the public service of natural gas distribution in the area of the Federal Capital and South Eastern and Eastern Greater Buenos Aires, through the operation of the assets assigned to the Company by GdE, for a thirty five year period from Take Over Date (December 28, 1992), renewable for ten years moreunder certain conditions. Nowadays, according to the AsiF, the Company considers fixed assets

NOTE 3 - ACCOUNTING STANDARDS (Contd.)

the infrastructure acquired for the natural gas distribution service. Should an interpretation of the IFRS apply, IFRIC 12- Concession Service Agreements, , which determination has not yet been agreed between accountants and the industry, provides that the agreements for service licenses that meet the conditions specifically defined in such interpretation call for a differente treatment for the valuation and statement of the infrastructure, considering it Intangible Assets and/or Financial Assets, and it also differs in some aspects acknowledgements of income and cost.

Additionally, MetroGAS is assessing the possibility of using the option permitted in IFRS 1 - First Time Adoption of IFRS, whereby certain real property (land and buildings), which would remain Fixed Assets, may be valued at their reasonable value as of the IFRS application date, which is considered an "attributed cost" for the generation of information in later periods.

b) Recognition of Other Credits: Under AsiF, the Company has been recognizing as credit those charges which, within the License Regulatory Framework, may be passed through to its customers and which have been effectively recognized before, as stated in Note 8.4.5. (to the individual financial statements). Although the Company has met the requirements necessary for approval, there are delays from the various state organizations that participate in the tariff process to issue a resolution authorizing the effective invoicing of these amounts. The Company is studying if - under NIC 18 - Income of Ordinary Activities, the absence of a resolution would prevent payments made from being considered for their full nominal value as credit, until the resolution approving and implementing the corresponding passthrough is available.

In addition, under AsiF the Company has been recognizing as credit the balances of assets for deferred tax and credits for income tax, or assumed minimum income tax, which are considered recoverable on the basis of estimates of future taxable income. Should the Company have had recurring tax losses, NIC 12 - Income Tax, only allows the recognition of assets for deferred tax and tax credits related to the income tax as far as they can be compensated with deferred tax liabilities.

c) Inventory Valuation, materials and spare parts in stock are valued under AsiF at their replacement cost at the closing of the year, net of the provision for obsolescence. NIC 2 - Inventories, requires inventories to be valued at their historical cost.

3.2. Accounting estimates

The preparation of financial statements at a given date requires that management make estimates and evaluations affecting the amount of assets and liabilities recorded and contingent assets and liabilities disclosed at the date of issue of the financial statements, as well as income and expenses recorded during the year. Management makes estimates to calculate, at a given moment, for example, the allowance for doubtful accounts, depreciation, the recoverable value of assets, the income tax charge and contingency provision. Actual future results might differ from estimates and evaluations made at the date of preparation of these financial statements.

NOTE 3 - ACCOUNTING STANDARDS (Contd.)

3.3. Recognition of the effects of inflation

The financial statements have been prepared in constant currency, reflecting the overall effects of inflation through August 31, 1995. Between that date and December 31, 2001, restatement of the financial statements was discontinued due to the existence of a period of monetary stability. Between January 1, 2002 and March 1, 2003, the effects of inflation were recognized to reflect the inflation recorded during that period. As from that date, restatement of financial statements has been discontinued.

This criterion is not in accordance with prevailing professional accounting standards, under which financial statements must be restated until September 30, 2003. The effect of the mentioned professional accounting standards deviation is not significant over the financial statements as of December 31, 2011 and 2010.

The rate used for restatement of items was the Internal Wholesale Price Index ("IPM") published by the National Institute of Statistic and Census.

3.4. Comparative information

Balances as of December 31, 2010 and results for the year ended as of December 31, 2010 disclosed in these consolidated financial statements for comparative purposes, arises from the financial statements as of such dates.

Certain amounts in the financial statements for the year ended December 31, 2010 were reclassified for presentation on a comparative basis with those for the current year.

3.5. Valuation criteria

a) Cash and deposits in banks

Have been recorded at its nominal value.

b) Foreign currency assets and liabilities

Foreign currency assets and liabilities were valued at year-end exchange rates.

c) Short-term investments

Units in mutual funds were valued at their market value at the end of the year.

Saving accounts and time deposits were valued at their nominal value plus interest accrued at the end of the year.

NOTE 3 - ACCOUNTING STANDARDS (Contd.)

d) Trade receivables and accounts payable

Trade receivables and accounts payable were valued at their nominal value incorporating financial results accrued through year-end, where applicable. The values thus obtained do not significantly differ from those that would have been obtained had current accounting standards been applied, which establish that they must be valued at their spot price at the time of the transaction plus interest and implicit financial components accrued at the internal rate of return determined at each moment.

Trade receivables include accrued services pending billing at year-end.

The line headed PURE corresponds to the Program for the Rational Use of Energy, comprising the recognition of incentives and additional charges for excess consumption. The credit balance for this item included in trade receivables corresponds to bonuses for consumption net of additional charges for excess consumption pending to bill.

The line headed Trust Funds within accounts payable corresponds to the collected amounts, which were pending of deposit at the end of each year.

Trade receivables are shown net of the allowance for doubtful accounts, which is based on management's collection estimates.

e) Other receivables and payables

Sundry receivables and payables were valued at their nominal value incorporating, when it concern, financial results accrued through year-end, except for the amounts to be recovered through tariffs included in long term Other receivables which were valued on the basis of the best possible estimation of the sums to be received discounted using the rate that reflects the time value of the money and the specific risks of the receivables; and for the deferred income tax which was valued at their nominal value.

Values thus obtained incorporating financial results accrued through year-end do not significantly differ from those that would have been obtained had current accounting standards been applied, which establish that they must be valued on the basis of the best estimation possible of the sum to receive and to pay, respectively, discounted using a rate that reflects the value time of the money and the specific risks of the transaction considered at the moment of its incorporation to the assets and liabilities, respectively.

The value registered in Other receivables does not exceed its respective recoverable value.

f) Inventories

Warehouse materials were valued at their year-end replacement cost. The value thus obtained, net of the allowance for obsolescence, is less than the respective recoverable value estimated at the end of each year.

NOTE 3 - ACCOUNTING STANDARDS (Contd.)

g) Non-current investments

The permanent investment in the controlled company MetroENERGÍA has been valuated according to the equity method based on the financial statements as of December 31, 2011 and 2010 issued by the company.

The accounting standards used by MetroENERGÍA for preparing its financial statements are the same used by MetroGAS.

The value thus obtained is less than the respective recoverable value estimated at the end of the year.

h) Fixed assets

For assets received at the time of granting of the License, the global transfer value defined in the Transfer Agreement arising as an offsetting item of contributions made and transferred liabilities restated following the guidelines indicated in Note 3.3. has been considered as original value of fixed assets.

Based on special work performed by independent experts, the global original value mentioned above was appropriated among the various categories of items making up that value, assigning as useful life the remaining years of service estimated by the Company on the basis of type of item, current status, and renewal and maintenance plans.

Assets incorporated to net worth after granting of the License were valued at restated acquisition cost, following the guidelines indicated in Note 3.3., except in the case of distribution networks built by third parties (various associations and cooperatives) which, as established by ENARGAS, are valued at amounts equivalent to certain cubic meters of gas.

Fixed assets are depreciated by the straight-line method, using annual rates sufficient to extinguish their values by the end of their estimated useful lives. Depreciation was computed based on the amount of these assets adjusted for inflation following the guidelines indicated in Note 3.3..

The Company capitalizes the portion of operating costs attributable to planning, execution and control of investments in fixed assets. The amounts capitalized during the years ended December 31, 2011 and 2010 amounted to Ps. 8,514 thousand and to Ps. 6,347 thousand, respectively.

Gas in pipelines is valued at acquisition cost restated following the guidelines indicated in Note 3.3..

Net value of fixed assets does not exceed its economic utilization value at the end of the year.

NOTE 3 - ACCOUNTING STANDARDS (Contd.)

i) Income tax

The Company recognized the income tax charge by the deferred tax liability method, recognizing temporary differences between accounting and tax assets and liabilities measurements.

Deferred tax asset is mainly generated by: i) tax loss carry forward, ii) the temporary differences between the accounting valuation and the allowance for doubtful accounts, iii) the accounting contingency provision and iv) the other non-current receivables discount.

Deferred tax liability is mainly generated by temporary differences between the accounting valuation and the tax value of fixed assets, mainly due to different depreciation criteria and the treatment of financial results (interest and exchange differences) capitalized under those items.

To determine deferred assets and liabilities, the tax rate in force at the date of issuance of these financial statements has been applied to the temporary differences identified and tax loss carry forwards.

The following table shows changes and breakdown of deferred tax assets and liabilities:

Deferred assets
	Estimated loss carry forward	Trade receivables	Other liabilities	Other receivables	Reorganization liabilities	Other	Total
	Thousand of Ps.
Balances as of December 31, 2010	4,989	22,419	28,496	21,280	3,375	186	80,745
Movements of the year	17,809	(1,056)	4,196	224	3,940	(1,211)	23,902
Balances as of December 31, 2011	22,798	21,363	32,692	21,504	7,315	(1,025)	104,647

Deferred liabilities
	Fixed assets	Other	Total
	Thousands of Ps.
Balances as of December 31, 2010	(9,478)	132	(9,346)
Movements of the year	(1,102)	(43)	(1,145)
Balances as of December 31, 2011	(10,580)	89	(10,491)

Deferred income tax assets generated by the tax loss carry forward recorded by the Company amount to Ps. 22,799 thousand at the end of the year. That tax loss carry forward can be offset against profits for future years expiring in Ps. 5,392 thousand in 2014 and Ps. 17,407 thousand in 2016.

NOTE 3 - ACCOUNTING STANDARDS (Contd.)

The realization of deferred tax assets depends on the future generation of taxable profits in those years in which temporary differences become deductible. To determine the realization of assets, the Company considers the projection of future taxable profits based on its best estimation.

Net deferred assets derived from the information included in the preceding tables amount to Ps. 71,399 thousand and Ps. 94,156 thousand at the beginning of the year an at the end of the year, respectively.

Below is the reconciliation between income tax credit in results and the amount resulting from the application of the corresponding tax rate to the accounting profit before income tax:

Below is the reconciliation between income tax credit in results and the income tax determined for fiscal purpose:

The Company, in accordance with the accounting standards in force, has decided not to recognize the deferred tax liability caused by inflation adjustment on fixed assets to the effects of the calculation of the deferred tax. Had the deferred tax liabilities been recognized in this item, this value would amount at nominal values to Ps. 237 million at end of the year and Ps. 249 million at the beginning of the year. The difference of Ps. 12 million would have impacted in the result of the year.

NOTE 3 - ACCOUNTING STANDARDS (Contd.)

j) Minimum presumed income tax

The Company calculates minimum presumed income tax by applying the current 1% rate on computable assets at the end of the year. This tax complements income tax. The Company's tax obligation for each year will agree with the higher of the two taxes. If in a fiscal year, however, minimum presumed income tax obligation exceeds income tax liability, the surplus will be computable as a down payment of income tax through the next ten years.

The Company has recognized minimum presumed income tax accrued during the year and paid in previous years as a credit. That credit is shown under the heading Other non-current credits and expires between the years 2012 and 2021.

In order to determine the realization of such asset, the Company considers the projections of future taxable revenues based on the best estimation. Considering the estimates made by the Company, it registered an allowance for impairment of the minimum presumed income tax which amounts to Ps. 41,166 thousand at the end of the year.

k) Severance pay

Severance payments made to employees are expensed as incurred.

l) Balances with related parties

Balances with related parties mainly generated by commercial operations and sundry services were valued based on conditions agreed between the parties.

m) Reorganization liabilities

Liabilities in local currency were valued at their nominal value incorporating, when it concern, the financial results accrued until the date of presentation of reorganization proceeding (concurso preventivo).

Liabilities in foreign currency were valued at year-end exchange rates.

Financial interests were accrued until the date of presentation of reorganization proceeding (concurso preventivo), according to Article 19 of the Bankruptcy Law. Since that date, the accrual of interests should be suspended.

n) Contingency provision

Set up to cover labor or commercial contingencies and sundry risks that could give rise to liabilities to the Company. In estimating the amounts and probability of occurrence the opinion of the Company's legal counsel has been taken into account.

NOTE 3 - ACCOUNTING STANDARDS (Contd.)

Insurance coverage taken out by the Company has also been considered. At the date of issuance of these financial statements, management considers that there are no elements to determine other contingencies that could have a negative impact on the financial statements.

o) Shareholders' equity accounts

Movements in shareholders' equity accounts were restated following the guidelines detailed in Note 3.3..

The "Common Stock" account has been stated at historical nominal value. The difference between the amount stated in uniform currency and historical nominal value was shown in the "Adjustment to Common Stock" account making up the shareholders' equity.

p) Revenue recognition

The Company recognizes sales revenue based on gas deliveries to customers, including estimated gas volumes delivered pending billing at the end of each year.

Volumes delivered were determined based on gas volumes purchased and other data.

q) Statements of income accounts

Statements of income accounts are shown at nominal value, except depreciation of fixed assets that are restated following the guidelines indicated in Note 3.3..

3.6. Basic and diluted loss per share

Basic and diluted loss per share is calculated based on weighted average shares at December 31, 2011 and 2010, respectively, amounting to 569,171,208. As the Company does not hold preferred shares or debt convertible into shares, both indicators are equivalent.

3.7. Information by segment

The Company mainly operates in providing gas distribution services and, through MetroENERGÍA, in buying and selling natural gas and/or its transportation on its own, on behalf of or associated to third parties.

Details regarding certain information classified by segment of business, in accordance with the guidelines of Technical Resolution No. 18 of the FACPCE are disclosured in Note 3.7 to the consolidated financial statement.

NOTE 4 - ANALYSIS OF THE MAIN ACCOUNTS OF THE FINANCIAL STATEMENTS

Details regarding the significant amounts included in the accompanying financial statements are as follows:

NOTE 4 - ANALYSIS OF THE MAIN ACCOUNTS OF THE FINANCIAL STATEMENTS (Contd.)

NOTE 5 - DUE DATES OF INVESTMENTS, RECEIVABLES AND PAYABLES

The due dates of investments, receivables and payables are as follows:

NOTE 5 - DUE DATES OF INVESTMENTS, RECEIVABLES AND PAYABLES

(Contd.)

Investments bearing interest according to the following detail: 1) "BODEN" at an annual rate of 2.00% as of December 31, 2010; 2) time deposits at an annual average rate in dollars of 0.19% as of December 31, 2010, at an annual average rate in pesos of 19.59% and 11.13% as of December 31, 2010; and 3) mutual funds at an annual average rate of 7.93% and 6.0% as of December 31, 2011 and 2010, respectively.

Pursuant legislation in force, in the case of invoices for services not paid when due, the Company is entitled to collect interest on overdue amounts from the due date through the date of payment. As these are overdue receivables, and following standards of prudence, the Company recognizes this income at the time of actual collection.

Payables do not accrue interest, except for the Financial debt (Note 9) and Taxes payable in relation to the payment facilitation plans which accrued interest until the date of presentation of reorganization proceeding (concurso preventivo) (See Note 2), according to Article 19 of the Bankruptcy Law. Since that date, the accrual of interests should be suspended.

NOTE 6 - TRANSACTIONS AND BALANCES WITH RELATED COMPANIES

Gas Argentino S.A. ("Gas Argentino"), as owner of 70% of the Company's Common Stock, is the controlling shareholder of MetroGAS.

MetroGAS carries out certain transactions with certain affiliates of the shareholders of Gas Argentino. As of December 31, 2011, the shareholders of Gas Argentino are BG Inversiones Argentinas S.A. ("BG") (54.67%) and YPF Inversora Energética S.A. ("YPF") (45.33%).

MetroGAS holds 95% of the Common Stock of MetroENERGÍA and is therefore the controlling shareholder. The remaining shareholders are BG Argentina S.A. and YPF Inversora Energética S.A., holding 2.73% and 2.27% of MetroENERGÍA Common Stock respectively.

These financial statements include the following transactions and balances with related companies:

  Gas supply, sales and services contracts with companies directly and indirectly related to YPF.

  Fees accrued under the terms of a Personnel Supply Agreement YPF S.A.

  Rendering of services and gas and transportation sales to MetroENERGÍA.

NOTE 6 - TRANSACTIONS AND BALANCES WITH RELATED COMPANIES (Contd.)

Significant transactions with related companies are as follows:

NOTE 6 - TRANSACTIONS AND BALANCES WITH RELATED COMPANIES (Contd.)

The outstanding balances as of December 31, 2011 and 2010 from transactions with related companies are as follows:

NOTE 7 - RESTRICTED ASSETS

A substantial portion of the assets transferred to MetroGAS by GdE has been defined in the License as "Essential Assets" for the performance of licensed service. The Company is obliged to segregate and maintain them, together with any future improvements, in accordance with certain standards defined in the License.

The Company must not, for any reason, dispose of, encumber, lease, sublease or loan Essential Assets for purposes other than providing licensed service without prior authorization from the ENARGAS. Any extensions and improvements that the Company may make to the gas distribution system after the Takeover Date may only be encumbered to collateralize loans maturing after a year of one year and used to finance new extensions of and improvements to the distribution network.

Upon expiration of the License, the Company will be obliged to transfer to the Government, or its designee, the Essential Assets listed in the updated inventory as of the expiration date, free of any debt, encumbrance or attachment.

As a general rule, upon expiration of the License, the Company will be entitled to collect the lesser of the following two amounts:

a) The value of the Company's property, plant and equipment determined on the basis of the price paid by Gas Argentino, and the original cost of subsequent investments carried in US Dollars and adjusted by the Producer Price Index ("PPI"), net of the accumulated depreciation.

b) The proceeds of a new competitive bidding, net of costs and taxes paid by the successful bidder (Note 8.1.).

NOTE 8 - REGULATORY FRAMEWORK

The natural gas distribution system is regulated by the Gas Act, which, together with Executive Order No. 1,738/92, other regulatory decrees, the specific bidding rules ("Pliego"), the Transfer Agreement and the License establishes the Regulatory Framework for the Company's business.

The License, the Transfer Agreement and regulations promulgated pursuant to the Gas Act contain requirements regarding quality of service, capital expenditures, restrictions on transfer and encumbrance of assets, restrictions on cross ownership among gas production, transportation and distribution companies and restrictions on transfers of Common Stock of MetroGAS.

The Gas Act and the License establish ENARGAS as the regulatory entity to administer and enforce the Gas Act and applicable regulations. ENARGAS' jurisdiction extends to transportation, marketing, storage and distribution of natural gas. Its mandate, as stated in the Gas Act, includes the protection of consumers, the fostering of competition in the supply of and demand for gas, and the encouragement of long-term investment in the gas industry.

NOTE 8 - REGULATORY FRAMEWORK (Contd.)

Tariffs for gas distribution services were established in the License and are regulated by the ENARGAS.

8.1. Distribution License

Upon expiration of the original 35-year term, MetroGAS may apply to ENARGAS for a renewal of the License for an additional ten-year term. ENARGAS is required at that time to evaluate the Company's performance and make a recommendation to the Government. MetroGAS would be entitled to such ten-year extension of its License unless ENARGAS can prove that MetroGAS is not in substantial compliance with all its obligations stated in the Gas Act and its regulations and in the License.

At the end of the 35-year or 45-year term, as the case may be, the Gas Act requires that a new competitive bidding be held for the License, in which MetroGAS would have the option, if it has complied with its obligations, to match the best bid offered to the Government by any third party.

As a general rule, upon termination of the License, MetroGAS will be entitled to receive the lower of the value of specified assets of MetroGAS or the proceeds paid by the successful bidder in a new competitive bidding process (Note 7).

MetroGAS has various obligations under the Gas Act, including the obligation to comply with all reasonable requests for service within its service area. A request for service is not considered reasonable if it would be uneconomic for a distribution company to undertake the requested extension of service. MetroGAS also has the obligation to operate and maintain its facilities in a safe manner. Such obligation may require certain investments for the replacement or improvement of facilities as set forth in the License.

The License details further obligations of MetroGAS, which include the obligation to provide distribution service, to maintain continuous service, to operate the system in a prudent manner, to maintain the distribution network, to carry out mandatory investment program, to keep certain accounting records and to provide periodic reports to ENARGAS.

The License may be revoked by the Argentine Government upon the recommendation of ENARGAS under the following circumstances:

  Serious and repeated failure by the Company to meet its obligations.

  Total or partial interruption of not interruptible service for reasons attributable to the Company of duration in excess of the periods stipulated in the License within a calendar year.

  Sale, assignment or transfer of the Company's essential assets or encumbrances thereon without ENARGAS' prior authorization, unless such encumbrances serve to finance extensions and improvements to the gas pipeline system.

  Bankruptcy, dissolution or liquidation of the Company. Therefore, the reorganization proceeding does not affect the normal course of the operations of the Company or, consequently, is a cause of revocation of the Company's license.

NOTE 8 - REGULATORY FRAMEWORK (Contd.)

  Ceasing and abandoning the provision of the licensed service, attempting to assign or unilaterally transfer the License in full or in part (without ENARGAS' prior authorization) or giving up the License, other than as permitted therein.

  Transfer of the technical assistance agreement mentioned above or delegation of the functions granted in that agreement without ENARGAS' prior authorization.

The License stipulates that the Company cannot assume the debts of Gas Argentino or grant loans to encumber assets, to secure debt of, or grant any other benefit to creditors of, Gas Argentino.

8.2. US PPI semi-annual adjustment

ENARGAS through Resolution No. 1,477 adjusted MetroGAS' tariffs as from January 1, 2000 without including adjustments to reflect changes in the US PPI, which would have resulted in a 3.78% increase in the transportation and distribution components of the tariffs as of that date. This was due to the fact that in negotiations with ENARGAS and the Government, the distribution and transportation companies agreed to defer the collection of the amounts related to the US PPI adjustment corresponding to the year 2000. Moreover, ENARGAS established, through the same resolution, the methodology to recover the accrued revenues corresponding to the application of the US PPI adjustment to the first semester of 2000 during the ten months beginning July 1, 2000.

On July 17, 2000, the gas distribution and transportation companies, ENARGAS and the Government agreed to pass through to the tariffs, as from July 1, 2000: a) the US PPI adjustment deferred for the first six months of 2000; and b) an increase in the tariffs to reflect the US PPI increase 3.78%. Additionally, they agreed to defer the billing of the amounts related to the US PPI adjustments corresponding to the period from July 1, 2000 through September 30, 2002. The deferred amounts were guaranteed by the Government and therefore the corresponding accrued revenues would be recovered through the tariffs as from July 1, 2002 to June 30, 2004.

On August 4, 2000, Executive Order No. 669 was issued by the Government, confirming the terms of this agreement.

With reference to proceedings brought by the Ombudsman, on August 29, 2000 MetroGAS was notified of a court order, suspending Decree No. 669, referring mainly to the unconstitutionality of the tariff adjustment according to a mechanism of indexation based on a foreign index within the applicability of the Convertibility Law. Accordingly, ENARGAS informed the Company that the tariffs should be reduced to exclude the US PPI adjustment. MetroGAS, as well as most gas distribution and transportation companies, appealed this ruling and the corresponding ENARGAS resolution.

Additionally, ENARGAS and the Government also appealed the court order. On October 5, 2001 the Chamber of Appeals rejected this appeal. The Government and several gas companies have appealed the decision before the Supreme Court of Justice of Argentina. It is not possible to predict when the Court will rule on this matter. The resolution of the main issue of the debate is still pending. Notice has been served upon the various licensees to participate in that matter.

NOTE 8 - REGULATORY FRAMEWORK (Contd.)

As a result of the measures adopted, mentioned in Note 2 to the consolidated financial statements, the National Government issued the Emergency Law, which, among other provisions, and specifically as regards contracts for public works and services, made clauses providing for adjustments in dollars or other foreign currency ineffective, as well as indexation clauses based on the price indexes of other countries and any other indexation mechanisms, in addition to fixing a one peso to one dollar rate for tariffs and ordering renegotiations of utility contracts, passing US PPI on to tariffs, as rightfully claimed by the Company, becomes impracticable. Both a transfer to the tariffs of the US PPI as well as the possibility of recovery through the National Government, which endorsed the related credits, are contingent on future events that are beyond the Company's control.

In view of the above mentioned scenario, the net effect of income accrued during 2001 and 2000 in connection with the deferral of US PPI adjustments has been reversed in the financial statements as of December 31, 2001 in the "Extraordinary Loss" item.

The reversal should not be understood as a waiver of rights arising out of the Regulatory Framework that governs the Company's activities or as an abandonment of any of the actions filed by the Company so far.

On February 1, 2002, ENARGAS, according to the Emergency Law, approved tariffs without including the US PPI adjustment. Consequently, MetroGAS has filed an administrative action, claiming the PPI adjustment for the years 2000 and 2001, which resolution as of the date of issuance of these financial statements is pending.

8.3. Tariff renegotiation

On February 12, 2002, the Government issued Executive Order No. 293, which entrusted the Economy Ministry ("EM") with the renegotiation of public utility licenses and created a Committee for the Renegotiation of Contracts for Public Works and Services ("CRC").

On July 3, 2003, by means of Executive Order No. 311/03, the "Unit for the Renegotiation and Analysis of Utility Contracts" ("UNIREN") was created, aiming at giving advice during the renegotiation process of public works and services contracts and developing a regulatory framework common to all public services. The UNIREN continues the renegotiation process developed by the previous CRC.

Although MetroGAS strictly complied with the submittance of all information required, and the very reports made by the CRC and the UNIREN stated that the gas sector posed no difficulties as to the execution of license contracts and the compliance of conditions and obligations committed, and although licensees, among them MetroGAS, complied with the necessary conditions to continue with the process of renegotiation, there was an exchange of proposals between the parties and the National Government the process is still delayed being not possible to achieve an agreement.

The Emergency Law, which was originally to be due in December 2003, was consecutively extended up to December 31, 2013. As a consequence, the renegotiation terms for licenses and concessions of utility services were also extended.

NOTE 8 - REGULATORY FRAMEWORK (Contd.)

Although several draft copies with proposals have been exchanged with the UNIREN during last years (last version was received in January 2012), the Company has not been able to reach a definite agreement, among other reasons, because the Government strictly requires that the Company's direct and indirect shareholders suspend and eventually release any domestic or international claim against the National State as a consequence of the emergency condition and , that the Company grants an indemnity to the National State regarding any measure, decision or ruling which may imply an economic compensation, claim for damages or indemnity, whatever nature , based on or related to the facts or measures stipulated as from the emergency situation established by Law No. 25,561 and/or the cancellation of the PPI as regards the License agreement . Among the relevant issues where no consensus was reached in order to move forward in the process of subscribing a letter of understanding, we can mention, the amount of tariffs increases and the lack of certainty regarding an effective collection of these increases by the Company within an appropriate term considering the situation the Company is undergoing. Without ruling out other alternatives, and taking into account the delicate situation the Company is in, it is still fostering negotiations to reach an agreement contemplating tariffs increases which may allow the Company to make a proposal to its creditors and put an end to the legal proceedings the Company is involved in, thus restoring the business feasibility. According to the Company's legal advisors, a letter of understanding with the characteristics proposed by the UNIREN has to be authorized by the judge in charge of the judicial proceeding.

On October 1, 2008, MetroGAS signed a Temporary Agreement with the UNIREN which was ratified by the Shareholder's Meeting on October 14, 2008 and approved by the Executive Power on March 26, 2009 by Decree No. 234 published on April 14, 2009. The mentioned Temporary Agreement establishes a Transitional Tariff Regime as from September 1, 2008, with a readequacy of prices and tariffs including price variation of gas, transportation and distribution services.

The amounts resulting from the effectively received increase in distribution tariffs must be deposited by MetroGAS in a specific trust fund created to carry out infrastructure works in the licensee area.

The Temporary Agreement establishes general guidelines for final tariff increases on average invoices, including adjustments of gas prices at well head and adjustments of transportation and distribution services, and it is complemented with ENARGAS Resolution No. I/409, which sets up a segmentation of residential customers according to their annual consumption, and Resolution No. 1,070/08 from the ES, which includes the Complementary Agreement signed with gas producers through which gas prices at well head are established as from September 2008 until December 2009 for each customer category according their annual consumption.

The Temporary Agreement stipulates that residential customers with consumption up to 800 CM/year will have no increase in tariffs (62% of the customers and 25% of volumes of MetroGAS' residential customers). Tariff increases will be applied to charges per unit of consumption and reserve capacity charge but will not be applied neither to fixed charges nor minimum charges. The increase will be higher for higher level of consumption, and daily differences accumulated for gas purchases of previous periods will be eliminated. Likewise, the rates and charges that the Company is authorized to charge are adjusted by 25%.

NOTE 8 - REGULATORY FRAMEWORK (Contd.)

On September 24, 2009, the ENARGAS sent the previous background and the MetroGAS' tariff chart provided by the Temporary Agreement to the Undersecretary of Coordination and Management Control dependent on the Ministry of Federal Planning, Public Investment and Services ("MPFIPyS"). On February 17, 2010, MetroGas filed a legal protection proceeding before the Federal Administrative Court of Appeals requiring the issuing of an order of quick dispatch against the Sub-Secretariat of Coordination and Management Control in order to make the Sub-Secretary to finally issue the file in which the tariff scheme to be approved by ENARGAS is considered.

On December 16, 2009, the UNIREN sent to MetroGAS a new version of the Letter of Understanding with the proposal of the license renegotiation.

On January 18, 2012, MetroGAS received Note No. 12 from the UNIREN requesting the company to take up again the renegotiatiation of the Gas Distribution License. Since then, MetroGAS and the UNIREN has been meeting and exchanging comments to the draft of the Final Agreement proposed by the UNIREN.

In June 2010, the Company sent to the ENARGAS and the UNIREN the support documentation refereed to investments made from September 2008 to December 2009 and the Investment Plan 2010, according to the Temporary Agreement requests.

As regards the Trust fund that would be destined to the construction of infrastructure works, MetroGAS complied with all the necessary steps to the constitution of an administration trust fund with Nación Fideicomisos S.A.. At first, the Letter of Understanding ("Memorando de Entendimiento") was subscribed by both parties and sent to the ENARGAS and the MPFIPyS on March 22, 2010. Afterwards, administration trust fund contract conditions were settled and approved on March 14, 2011 by ENARGAS and the UNIREN, but as of the date of issuance of these financial statements, no answer was received by MetroGAS. It is worth mentioning that the Company included this contract into the reorganization procedure to receive the judicial authorization, if applicable, according to the Article No. 16 in fine of the Law No. 24,522. In this respect, the court issued a resolution providing that the constitution of the trust fund does not require judicial authorization in the terms foreseen by Article No. 16 of the Bankruptcy Law, since it does not refer to a disposition act that affects the Company's equity.

During 2010 and 2011, notes were sent to the ENARGAS, UNIREN and the MPFIPyS insisting on the Company's vital need to reach a definite consensus to successfully end the legal proceedings that the Company is undergoing.

In face of the difficult financial situation affecting MetroGAS and the lack of response from state bodies regarding the proceedings started, on June 8, 2010 the Company filed a legal protection proceeding against the ENARGAS and the Undersecretary of Coordination and Management Control under the authority of the Ministry of Federal Planning, Public Investment and Services ("MINPLAN"), as a consequence of their omission to implement the "Temporary Tariff Scheme" (RTT) established in the Temporary Agreement subscribed on October 1, 2008 and approved by the National Executive Power through Executive Order No. 234/09.

NOTE 8 - REGULATORY FRAMEWORK (Contd.)

When filing the appeal, the Company stated that both the ENARGAS and the Undersecretary of Coordination, within the sphere of their respective responsibilities, have had to implement, since March 2009, the tariff scheme derived from the Temporary Tariff Scheme. However, they omitted to carry out due actions to implement the said scheme, resulting in prejudice of the Company's constitutional rights. Therefore, it was requested that the defendants carry out, without delay, the necessary actions to put in force the tariff increase before mentioned.

On November 30, 2010 the Judge rejected the legal protection proceeding, decision which was then appealed by the Company on December 7, 2010.

As of the date of issuance of these financial statements, the ENARGAS has not issued the tariff charts that allowed the implementation to the Temporary Agreement signed in October 2008 and approved by the Executive Power in March 2009, as a consequence, the Company was niether invoiced nor registered the effects of the mentioned Temporary Agreement, moreover, as of this date it has not been possible to reach the necessary consensus to meet neither the interests of the National Government nor the ones of the Company and its shareholders.

It is important to point out that tariffs for distribution services have not been increased since 1999, which has caused unbalances between MetroGAS' income and expenses. If the issuance of the tariff charts continues delayed, the economic and financial condition of the Company will continue to deteriorate.

Given the adverse condition the Company is currently undergoing, as a result of the delay in the increase in its tariffs, on June 17, 2010, the Board of Directors of MetroGAS filed for a reorganization proceeding (as described in Note 2).

On that same date, through Resolution No. I-1,260, ENARGAS notified MetroGAS that the Company was intervented (as described in Note 2).

Considering the situation the Company is going through, and the fact that on January 6, 2012 the Emergency Law No. 25,561 had been in force for 10 years and so as to efficiently protect its rights, on December 29, 2011, MetroGAS filed a lawsuit to interrupt the prescription of damages resulting from the breakdown of the economic financial equation stipulated in the gas distribution License as well as a previous administrative claim with the same purpose.

NOTE 8 - REGULATORY FRAMEWORK (Contd.)

8.4. Changes in Regulation

8.4.1 Unbundling of natural gas

In mid-February 2004 the Executive Power issued two Executive Orders which provisions have influence on the Company's operating activities and its economic and financial performance. Executive Order No. 180/04 established an investment scheme for basic gas infrastructure works and created an Electronic Gas Market ("EGM") to coordinate transactions associated to gas purchase at the Spot market and to secondary gas transportation and distribution markets. Executive Order No. 181/04 enabled the energy authorities to enter into agreements with gas producers to determine an adjustment in the price of gas purchased by gas distributors and the implementation of applicable mechanisms to users who purchase their own gas directly as distributors would no longer be able to supply them. Furthermore, the Order divided "residential" customers in three categories according to consumption.

Later on a set of resolutions and provisions was issued to regulate the above mentioned executive orders. The main provisions refer to: i) suspension of the exportation of surpluses of natural gas useful for internal supply, ii) development of a Rationalization Program for the Exportation of Natural Gas and Use of Transportation Capacity, iii) ratification of the Agreement for the Implementation of the Schedule for the Normalization of Gas Prices at Points of Entry into the Transportation System, through which the Company has restructured all of its natural gas purchase contracts, iv) prizes for reduced consumption below defined thresholds and the application of additional charges to certain customers that exceed them, established by the Program for the Rational Use of Energy ("PURE"), suspended from September to April of each year, v) creation and constitution of a Trust System through a Trust Fund, vi) approval of a useful cut-off mechanism to ensure supply to non interruptible customers and vii) approval of the Implementation Agreement of the Electronic Gas Market between the Buenos Aires Stock Exchange and the Energy Secretariat throw which EGM started functioning.

Dated on December 22, 2005, the Energy Secretariat ("ES") passed Resolution No. 2,020/05. Such resolution established a schedule to start purchasing natural gas in a direct way for General Service "P" customers and CNG stations. This process was called "gas unbundling".

The schedule stipulated that: a) users with annual equal or over 30,000m3/month and up to 150,000m3/month had to purchase gas in a direct way as from January 1, 2006, b) users with annual consumptions equal or over 15,000m3/month and under 30,000m3/month had to purchase gas in a direct way as from March 1, 2006, c) users with annual consumptions over 9,000m3/month and under 15,000m3/month do not have a specified date yet for the purchase of gas in a direct way and d) as regards CNG stations, they had to purchase gas in a direct way as from March 1, 2006 (extended until April 1, 2006 through Resolution No. 275/06).

Moreover, such Resolution excluded non-profit civil associations, labor unions, trade associations or mutual benefit associations, health institutions and private or public educational institutions from the spectrum of customers that as from the stated dates have to acquire natural gas directly from producers and/or marketers.

NOTE 8 - REGULATORY FRAMEWORK (Contd.)

Additionally, Resolution No. 2,020/05 established a set of restrictions for representing CNG stations in the purchase of natural gas, in order to limit possible vertical associations among people from the gas industry and stipulated a Mechanism for Assigning Natural Gas to CNG stations, through which, CNG stations get natural gas by means of an offer and demand system within the EGM.

In this context, MetroENERGÍA was conformedas a natural gas trading company during 2005, in order to keep the biggest number of customers as possible and count on a proper tool in accordance with the new scenario where the Company has to perform.

Dated February 28, 2006, the Energy Secretariat issued Resolution No. 275/06, which modifies Resolution No. 2,020/05. These modifications are related to: (i) the extension, up to April 1, 2006, for CNG stations to purchase gas in a direct way, (ii) the limitation, up to April 30, 2007, of the effective date of CNG bargain and sale contracts to be signed as from April 1, 2006, (iii) the obligation, of the gas distributing service companies to represent CNG stations regarding their natural gas purchases, just for the first time that realize the procedure established for CNG purchase in the EGM. This obligation applicable to gas distribution companies was extended to any purchase made under such procedure.

On March 14, 2006 the National Government signed an agreement with natural gas producers and CNG stations to freeze prices for CNG was in force until December 31, 2007.

The procedures established for CNG to acquire natural gas directly from gas producers, with the volumes of gas established by the EGM, are carried out periodically. The most recent was celebrated in June 2011, which take effects until April 2012.

On September 22, 2006 Energy Secretariat issued Resolution No. 1,329/06, by which the following aspects of the industry were regulated: (i) specifies the different concepts that conform natural gas global volumes that producers commit to inject into the transportation system, (ii) sets a priority regime regarding nominations and natural gas nominations' confirmation to be complied with by producers and transportation companies, contemplating a penalty for non-fulfillment of their duties, (iii) categorizes as uninterruptible the "initial minimum reserve" of CNG stations operating in February 2004, (iv) incorporates a mechanism through which natural gas distribution companies will have to register unbalanced volumes resulting from the consumption of CNG stations that are below the distribution companies'

nominations; being those unbalanced volumes then invoiced by the corresponding producers to the distribution companies at CNG price, or else compensated between them in the sphere of bargain and sale agreements that they may have in force, and (v) enables natural gas distribution companies to use specific natural gas volumes included in natural gas bargain and sale agreements that users enter into in a direct way with producers, under certain conditions.

As regards CNG stations, ENARGAS Resolution No. 1,174/10 extended until April, 30, 2011 the effects of ENARGAS Resolution No. 3,569/06, by which the Regulator ordered the distribution companies to ensure those stations with interruptible service contracts a minimum daily volume of 5,000 m3 for them to guarantee the ordinary CNG supply to customers (thus increasing by 2,000 m3 the volume originally established through ENARGAS Resolution No. 3,515/06).

NOTE 8 - REGULATORY FRAMEWORK (Contd.)

8.4.2 Complementary Agreement with Natural Gas Producers

Resolution No. 1,070/08 by the ES was published on October 1, 2008 approving the "Complementary Agreement with Natural Gas Producers" subscribed on September 19, 2008 aimed at restructuring gas prices at well head, segmenting natural gas residential demand, and establishing natural gas producers' contribution to the Trust Fund created by Law No. 26,020 to finance the sale of LPG cylinders for residential use at differential prices.

In accordance with the Complementary Agreement approved by the ES Resolution No. 1,070/08, the ENARGAS Resolution No. I/409/08, published on September 19, 2008, established the segmentation of the category of residential customers "R" in 8 subcategories according to their consumption levels and based on such segmentation an increase on the value of natural gas at the point of entry into the transportation system was stipulated ; such increase did not apply to the first three residential subcategories and sub-distributors.

As in virtue of the Complementary Agreement approved by ES Resolution No. 1,070/08 increases on the price of natural gas had to be fairly allocated on the different components of the users final tariff so as to guarantee that the distributors' equation is kept unaltered after this raise, the ENARGAS made the necessary tariff adjustments, issuing as regards the Company the ENARGAS Resolution No. I/446/08 by means of which it approved a new tariff scheme reflecting the mentioned increases in force as from September 1, 2008 (as from October 1 , 2008 for CNG increases) without considering in this tariff scheme the readjustment of the distribution tariff.

Afterwards, on December 23, 2008, ES Resolution No. 1,417/08 was Published by means of which and based on the Complementary Agreement approved by ES Resolution No. 1,070/08, the ES fixed new natural gas prices at the point of entry into the transportation system. As a result of this the ENARGAS issued Resolution No. I/566/08, published on the same day approving the new tariff scheme to be applied reflecting those new increased prices for natural gas.

On October 4, 2010 ENARGAS Resolution No. 1,410/10 was published in the Official Gazette; it approved the new Procedure for Gas Applications, Confirmations and Control that shall be complied with by the different acting parties within the natural gas industry, including natural gas distributors. This Resolution made an impact on daily nominations, transportation and distribution of natural gas. Since October 1, 2010, when such Procedure started to be in force, MetroGAS has daily counted on the total natural gas volume that is necessary to supply the uninterruptible demand.

NOTE 8 - REGULATORY FRAMEWORK (Contd.)

8.4.3 Total Energy Plans and Gas Plus

The National Government implemented the Total Energy Plan in 2007 the said plan aimed at guaranteeing the supply of energetic resources, of both liquid and gas fuels, and at encouraging the replacement of natural gas and/or electrical energy consumption for the use of alternative fuels. As a matter of fact, Resolution No. 459/07 by the MPFIPyS created the above mentioned Total Energy Plan which was then ruled by different resolutions that enlarged and extended its enforcement.

The total Energy Plan includes a propane-air provision plan under the responsibility of ENARSA. In connection to this last matter, ENARGAS Resolution No. I/831/09 was published on August 20, 2009 by means of which new specifications were set for synthetic natural gas to be injected into the system of distribution. At present a plant injecting gas (propane-air) into MetroGAS' distribution system is operating. The said plant is operated by ENARSA. MetroGAS is responsible for controlling that all quality measures which are required by the ENARGAS to ensure a safe operation, are met at all times.

Through ES Resolution No. 24/08, modified by Resolution ES No. 1,031/08 and Resolution ES No. 695/09, the government launched in 2008 a program called "Gas Plus" to encourage production of natural gas in virtue of which every new gas volume produced under the said program shall not be considered part of the volumes included in the 2007-2011 Agreement nor it shall be under its price conditions, however, it can not be exported and its price has to cover associated costs and generate a reasonable profitability.

8.4.4 Trust Funds

Regarding the so called "specific charges" for financing extension works of the natural gas transportation system that natural gas distribution companies charge their industrial customers and thermoelectric generators (and CNG stations, but only in the case of the specific charges of trust charges I) on behalf and order of Nación Fideicomisos S.A, according to the provisions that created and ruled them (among others, Law No. 26,095, Executive Power Decree No. 180/04 and No. 1,216/06, MPFIPyS Resolutions No.185/04, No. 2008/06 and No. 409/07, No. 161/08 and No. 2,289/10, ENARGAS Resolution No. 3,689/07 and ENARGAS Notes No. 6,398 /07, No. 4,381/07, No. 808/07, No. 1,989/05, No. 3,937/05 and No. 14,924), there are cases in which MetroGAS' customers who, being compelled to pay such charges have resorted to justice in order to determine such charge as unconstitutional and ask for a non-innovative precautionary measure until reaching a solution. In some cases, justice has effectively granted the requested precautionary measures, compelling MetroGAS not to invoice or collect such charges. MetroGAS has been complying with this measure up to this date. In other cases, the said precautionary measures were judicially revoked at subsequent proceedings. After some discussions between the ENARGAS and Nación Fideicomisos S.A., mid June 2009, Nación Fideicomisos S.A. authorized to MetroGAS to offer payment plans to debtors customers for specific charges.

NOTE 8 - REGULATORY FRAMEWORK (Contd.)

Moreover, Executive Order No. 2,067/08, Published on December 3, 2008, established the creation of a Fund Trust to take care of natural gas imports and every necessary measure to complete the natural gas injection required to meet all national needs, while MPFIPyS Resolution No. 1,451/08 published on December 23, 2008, ruled the activities of the said Trust Funds stating the creation of the corresponding trust system, and ENARGAS Resolution No. I/563/08, also published on December 23, 2008, stipulated the implementation, as from November 1, 2008, of the corresponding tariff charges for financing the trust fund at issue being those charges payable by residential customers with annual consumptions over 1,000 m3.

On June 4, 2009, ENARGAS issued Resolution No.768, establishing, to MetroGAS's residential customers with annual consumptions between 1,001 and 1,500 m3, categories R3 1o. y R3 2o., an exception in charges imposed by Resolution No. 2,067/08, for the period between May 1 and August 31, 2009.

On August 18, 2009, the ENARGAS notified the Resolution No. 828/08 which extended the exemption implemented by the Resolution No. 768 mentioned before up to October 1, 2009, and ruled a subsidy of 100% for consumptions between June and July, 2009, and of 70% for consumptions between August and September, 2009 for customers obliged to pay charges imposed by the mentioned Resolution.

Provisions mentioned in paragraphs above were repeated in 2010 winter by Resolution ENARGAS No. 1,179/10 and in 2011 winter by Resolution ENARGAS No. 1,707/11 and Note ENARGAS No. 4,496/11.

On August 19, 2009, the ENARGAS notified the Note No. 9,097 whereby MetroGAS was requested to highlight in the invoices the amount corresponding to the subsidy derived from the implementation of the Resolution No. 828/08, and to incorporate diagonally and with special typography the legend that reads "Consume subsidised by the National State", and also attaching to the invoice a document with the specification of the cost of the service if same were provided in cities of Brazil, Uruguay and Chile, as well as the indication of the hypothetical consumption of the volume invoiced by means of gas bottles of liquefied fuel gas. This provision was repeated in 2010 winter by Note ENARGAS No. 4,862/10.

Through Note No. 11,821, the ENARGAS notified the protective order issued in the case entitled "Defensor del Pueblo de la Nación - Inc. Med. C/Estado Nacional - Decreto Nro. 2,067/08 -  Resolución No. 1,451/08 y Otro S/Proceso de Conocimiento", Case No. 6,530/09 before the National Court of Appeals with jurisdiction on federal administrative claims, informing the continuity of the validity and the application of the regime established by Decree 2,067/08 and the mandatory implementation of a process allowing users obliged to pay the charge to cancel their invoices, excluding the Charge 2,067/08 plus the corresponding VAT, this payment being thus considered an advance payment. Should the applicability of the Charge 2,067/08 be confirmed, MetroGAS could duly claim the Charge 2,067/08. This judicial resolution not applies to users domiciled in municipalities of Avellaneda and Quilmes's jurisdictions. These users are obligated to pay the mentioned charge, but are reached for judicial resolutions issued in the frame of the judicial measures requested and obtained by Ombudsmen's municipalities, which prevent MetroGAS from invoicing the specific charge resulting from Decree No. 2,067/08. Additionally, at least one judicial verdict pronounced in

NOTE 8 - REGULATORY FRAMEWORK (Contd.)

first instance exists declaring the unconstitutionality of the mentioned Decree in a process initiated by a user of our distribution area, for which also MetroGAS is prevented from invoicing the mentioned charge.

In December 2010, by Resolution MPFIPyS No. 2,289/10 and ENARGAS Note No. 14,924, specified charges I and II have been modified, without changes of its total joined amount.

On November 8, 2011, the ENARGAS notified Resolution I/1,982 through Note No. 12,800, by means of which new values for the Charge 2,067/08 were stipulated together with the extension of its enforcement to all customers' categories for all consumptions as from December 1, 2011. Moreover, in subsequent consistent and complementary Resolutions there is detail of the residential areas' geographical zones where the subsidy is not to be applied as zones are considered to have a high economic standard, and others which will receive letters including a form in a sworn statement format that comes together with each invoice issued by MetroGAS, where customers must indicate the reasons why they need to maintain the subsidy as regards gas consumption. Those who do not answer within 30 days shall be automatically excluded from the subsidy. Aiming at neutralizing increases, an estimate was made from a flat invoice to avoid peak consumptions so that customers do not suffer significant variations especially during winter months, as it is a volumetric charge. To this effect, the Company shall consider the accumulated consumption from last mobile year.

In case customers respond in an affirmative way as regards the need to maintain the subsidy, the State shall make an analysis over the effective granting of the said subsidy by requesting information and sending social workers. In addition and previous to this, customers were given the possibility to voluntarily decline the subsidy.

According to Exhibit III of the Resolution, there is a group of customers who are immediately going to loose the subsidy because of the kind of activities they perform.

Every six months each customer is going to have an adjustment based on their consumption and category so as to calculate the best value of the flat fee accurately.

The total charge collected is going to be assigned to finance imported gas by ENARSA.

Finally, it is important to point out that on December 28, 2011 Law No. 26,728 which approved the National Administration Budget for 2012 was published in the Official Gazette, this budget contemplates the creation of two new charges to be invoiced, collected and settled by natural gas transporting and distributing companies so as to finance, guarantee, pay and / or repay investments, taxes and the necessary related expenses corresponding to the Northeast Pipeline and main gas pipelines, regional gas pipelines, important residential networks and/or internal installations in terms of socioeconomic and humanitarian parameters, for the distribution of natural gas that allow and/or had allowed new natural gas users. The mentioned law has not yet been regulated, consequently, it is unknown if it will have any impact on the Company.

NOTE 8 - REGULATORY FRAMEWORK (Contd.)

8.4.5 Municipal Rates

The regulatory framework in force and duly applicable to the distribution of natural gas contemplates the reallocation on tariffs of all new taxes or levies or rate increases, applicable since the beginning of the operations on December 29, 1992, as well as, under certain conditions, the free use of public space concerning the laying of natural gas pipelines. Notwithstanding this, and without detriment to the many requests presented by MetroGAS, and the right it posses, as of the date of issuance of these financial statements the ENARGAS has not authorized any reallocation on tariffs of payments made to the different municipalities, not only from the province of Buenos Aires but also from the Autonomous City of Buenos Aires ("CABA"), regarding these concepts.

As there was no approval as regards the reallocation on tariffs of the Study, Revision and Inspection of Works in Public Spaces Levy of the GACBA and of the Occupation of Public Space Levy not only of the GACBA but also of the Municipalities of the Province of Buenos Aires already mentioned, MetroGAS during 2009 and 2010, filed legal protection proceedings concerning default payments against the Undersecretary of Coordination and Management Control who has to answer in accordance with the terms of MPFIPyS Resolution No. 2,000/05 and against the ENARGAS as regards the Study, Revision and Inspection of Works in Public Spaces Levy and the Occupation of Public Spaces Levy of the GACBA and as regards the Occupation of Public Spaces Levy of the Municipalities of the Province of Buenos Aires. The Company is still filing the said legal protection proceedings before the different courts.

MetroGAS considers there is an acquired right concerning the reallocation on tariffs of amounts paid for the Study, Revision and Inspection of Works in Public Spaces Levy of the GACBA and for the Occupation of Public Space Levy of the Autonomous City of Buenos Aires, Esteban Echeverría, Almirante Brown, Ezeiza and Florencio Varela every time it is thus stipulated by the regulatory framework of the gas industry. Law No. 24,076 (Article 41) and Executive Order No. 2,255/92 (Article 9.6.2) stipulate that variations of costs originated in tax changes shall be reflected on tariffs, for this reason Ps. 67,001 thousand and Ps. 91,961 thousand have been registered for these concepts under the heading "Other Non-current Credits", respectively. (Note 4.e)).

This consideration is supported by the ruling of the Argentine Supreme Court of Justice that, in the cases "Gas Natural BAN c/ Municipalidad de Campana y Litoral Gas c/ Municipalidad de Villa Constitución s/ Acción meramente declarativa", stated that point 9.6.2 of Executive Decree No. 2,255/92 stipulated that costs variations originated by changes in tax regulations shall be reallocated on tariffs in accordance to what is laid down in Article 41 of Law No. 24,076.

In virtue of what has been expressed, and in accordance to what is established in the legislation in force and the resolution issued by the General Directorate of Legal Affairs from the Ministry of Economy, MetroGAS considers that these said credits are recoverable.

NOTE 9 - FINANCIAL DEBT

The following table sets forth the conditions of the Company's Financial Debt as of December 31, 2011 and 2010:
	December 31,
	2011			2010
	Thousands of Ps.	Interest Rate	Maturity	Thousands of Ps.	Interest Rate	Maturity
Negotiable Bonds (1)
Series 2 Class B	1,693	7.375% (8)	09/27/2002	-	-	-
Interest payable	964	-	-	-	-	-
Overdraft	-	-	-	-	-	-

Negotiable Bonds (2)
Series 1	907,477	9% (3 and 8)	12/31/2014 (6 and 8)	838,321	8% (3 and 8)	12/31/2014 (8)
Series 2 Class A	26,921	7% (4 and 8)	12/31/2014 (7 and 8)	24,869	5% (4 and 8)	12/31/2014 (8)
Series 2 Class B	145,635	5.8% (5 and 8)	12/31/2014 (7 and 8)	137,459	3.8% (5 and 8)	12/31/2014 (8)
Interest Payable	36,641	-	-	33,907	-	-
Total financial debt	1,119,331			1,034,556

  Correspond to the Global Program for issuing unsecured non-convertible Negotiable Bonds, approved by the Extraordinary Shareholders' Meeting held on December 22, 1998.

  Correspond to the Global Program mentioned in point (1) extended for 5 years by the Extraordinary Shareholders' Meeting held on October 15, 2004 and subsequently extended for an additional period of 5 years by the Extraordinary Shareholders' Meeting held on February 24, 2010.

  Interest rates for this series are 8% for the years 2006-2010 and 9% subsequently.

  Interest rates for this series are 3% for the year 2006, 4 % for the years 2007-2008, 5% for the years 2009-2010, 7% for the years 2011-2012 and 8% subsequently.

  Interest rates for this series are 1.8% for the year 2006, 2.8% for the years 2007-2008, 3.8% for the years 2009-2010, 5.8% for the years 2011-2012 and 6.8% for the years 2013-2014.

  The amortization schedule for the principal amount of this series is the following: 5% on June 30 and December 31, 2010, 10% each subsequent June 30, and December 31 until December 31, 2012 and 12.5% each subsequent June 30 and December 31 until December 31, 2014.

  The amortization schedule for the principal amount of this series is the following: 16-2/3% on June 30 and December 31, 2012, 16-2/3% each subsequent June 30 and December 31 until December 31, 2014.

  Financial interest were accrued until the date of presentation of reorganization proceeding (concurso preventivo), according to Article 19 of the Bankruptcy Law. Since that date, the accrual of interests should be suspended.

On March 25, 2002, MetroGAS announced the suspension of principal and interest payments on all of its financial indebtedness due to the fact that the Emergency Law, together with implementing regulations, altered fundamental parameters of the Company's license, including the suspension of the tariff adjustment formula and the redenomination of the tariff into pesos, and also the announcement of the devaluation of the peso.

On November 9, 2005, the Company announced the commencement of a solicitation of consents to restructure its unsecured financial indebtedness pursuant to an APE ("Acuerdo Preventivo Extrajudicial") under Argentine law.

NOTE 9 - FINANCIAL DEBT (Contd.)

On May 12, 2006, the Company concluded the financial debt restructuring process, performing the effective exchange of the bonds. Consequently, it issued in exchange for its Existing Debt Series 1 Notes amounting to US$ 236,285,638 in principal amount, Series 2 Notes Class A amounting to US$ 6,254,764 in principal amount and Series 2 Class B amounting to Euros 26,070,450 in principal amount. Additionally the Company made payments amounting to US$ 105,608,445, for cash options received along with US$ 19,090,494 and Euros 469,268 to pay accrued interest on Series 1 notes and Series 2 notes through December 30, 2005.

The offering of the Series 1 and 2 was made in full compliance with the Fund Allocation Plan. The funds obtained were allocated to the refinancing of short-term indebtedness.

MetroGAS, and its subsidiaries, must comply with a series of restrictions under the Company's new debt obligations, which, among others, include the following:

  Mandatory redemption with excess cash: the company will apply an amount of excess cash (not allocated for Restricted Payments) (i) to redeem (ratably among the holders of the Series 1 Notes) any Outstanding Series 1 Notes through note prepayments and (ii) after all Outstanding Series 1 Notes have been paid in full, to redeem (ratably among the holders of the Series 2 Notes) any Outstanding Series 2 Notes through note prepayments, in each case to the extent the Company not used such amount of net available excess cash to make market purchase transactions.

  Limitations on indebtedness: the Company will not be able to incur in additional indebtedness, except in certain specific instances, and not to exceed US$ 20 million.

  Limitations on investments: until the Company had redeemed, repaid or purchased at least US$ 75 million principal amount of the Series 1 Notes, MetroGAS will make no Investments other than Permitted Investments. Furthermore, deductible capital expenditures, for the excess cash computation, will not excess US$ 15 million by each computation year.

  Limitations on restricted payments: until the Company had redeemed, repaid or purchased at least US$ 75 million principal amount of the Series 1 Notes, restricted payments (including dividends) will be subject to the company's indebtedness ratio.

  Limitations on the sale of assets: the Company will not make any asset sale unless the following conditions are met: a) the asset sale is at the fair market value, b) at least 75% of the value under consideration is in the form of cash or Cash Equivalents and, c) such asset sale does not materially and adversely affect the Company's ability to meet these obligations.

  Limitation on transactions with controlling company, controlled company or under common control.

The Company has complied all of the mentioned restrictions.

As from the time that new Series were issued, the Company carried out market purchases amounting to accumulative principal amount of the Series 1 Notes of US$ 25.4 million.

NOTE 9 - FINANCIAL DEBT (Contd.)

The adverse financial conditions that the Company faces as a result of this continued delay in the increase in its tariff led its Board of Directors to approve the Company's filing of a petition for voluntary reorganization (concurso preventivo) in an Argentine court on June 17, 2010 (see Note 2 for further details on this proceeding). This reorganization filing generated an event of default under its outstanding debt obligations. Pursuant to the terms of its outstanding debt obligations, this default resulted in the automatic acceleration of the Company's outstanding debt obligations. Nevertheless, upon the reorganization filing, an automatic stay was put into place on the payment of principal and interest on the Company's outstanding debt obligations.

On April 13, 2011, MetroGAS has hired Banco Macro S.A. as financial advisor in order to receive advise in relation to making a debt restructuration proposal of its negotiable Obligations and others debts included in the reorganization procedure.

NOTE 10 - COMMON STOCK

As of December 31, 2011, the Company's Common Stock totaled Ps. 569,171 thousand, all of which is fully subscribed, paid-in and registered.

Class of Shares	Thousands of Ps.
Ordinary certified shares of Ps. 1 par value and 1 vote each:
Class "A"	290,277
Class "B"	221,977
Class "C"	56,917
Common Stock as of December 31, 2011	569,171

The Shareholders at the Extraordinary Shareholders' Meeting held on March 12, 1997 approved the most recent capital increase resulting in total Common Stock of Ps. 569,171 thousand. This increase was authorized by the CNV on April 8, 1997 and by the Buenos Aires Stock Exchange on April 10, 1997 and was registered with the Public Registry of Commerce on June 17, 1997 under No. 6,244, Corporations Book 121, Volume A.

Gas Argentino owns 70% of the Company's Common Stock, 20% of the Company's Common Stock was distributed in an initial public offering as specified below and 10% of the Company's Common Stock is hold by the Employee Stock Ownership Plan (Programa de Propiedad Participada or "PPP") (Note 13).

In accordance with the Transfer Agreement, the Government sold through an initial public offering the 20% of the Company's Common Stock it held, represented by 102,506,059 Class "B" Shares. At the date of these financial statements this Common Stock is property of private investors.

NOTE 10 - COMMON STOCK (Contd)

On November 2, 1994, the CNV, pursuant to Resolution No. 10,706, authorized to public offering all the Company's outstanding shares at such date. The Class "B" Shares offered in the United States are represented by American Depositary Shares ("ADSs") and were registered with the SEC. The Class "B" Shares and the ADSs were approved for listing on the BCBA and the New York Stock Exchange ("NYSE"), respectively. On June 17, 2010, we received a notice from the NYSE that MetroGAS' ADSs had been suspended from trading on the NYSE as a result of our filing for voluntary reorganization.

On June 3, 2011, YPF Inversora Energética S.A. ("YPFIE") informed to the Company that it had signed a Stock Purchase Option Agreement with BG Inversiones Argentinas ("BGIA") Through this option, BGIA granted YPFIE the option to purchase all the Class A shares of Gas Argentino S.A. ("GASA"). The purchase option that could be exercised by YPFIE until August 31, 2011, was extended to the exclusive option of the latter until October 5, 2011 and afterwards again until December 26, 2011. Likewise, the Stock Option Agreement granted to YPFIE the right to acquire from BG Argentina S.A. all shares in MetroENERGÍA, representing 2.73 % of the capital stock.

However, on December 23, 2011, YPFIE informed to the Stock exchange of Buenos Aires and to the CNV that it would not exercise the Stock Option to purchase those shares. MetroGAS was notified on December 29, 2011.

NOTE 11 - RESTRICTIONS ON THE DISTRIBUTION OF PROFITS

The Company is required to keep in effect the authorization to offer the Company's Common Stock to the public and the authorization for the shares to be listed on the Argentine Republic's authorized securities markets for a minimum period of fifteen years as of the respective dates on which such authorizations were granted.

Any voluntary decrease, redemption or distribution of the Company's shareholders' equity, except for dividends payment, will require prior authorization by ENARGAS.

In accordance with the Argentine Corporations Law, the Company's by-laws and Resolution No. 434/03 of the CNV, 5% of the Company's net income for the year plus (less) prior year adjustments must be transferred to the Company's Legal Reserve, until it reaches 20% of the subscribed capital including the adjustments to Common Stock.

NOTE 12 - LIMITATION ON THE TRANSFERABILITY OF GAS ARGENTINO SHARES

The "Pliego" stipulates that Gas Argentino, as controlling shareholder of MetroGAS, may sell part of its shares in the Company, provided it retains 51% of MetroGAS' equity.

In addition, the Company's by-laws provide that ENARGAS' approval must be obtained prior to the transfer of the Class "A" shares (representing 51% of Common Stock). The "Pliego" states that such prior approval will be granted three years after the Takeover Date provided that:

NOTE 12 - LIMITATION ON THE TRANSFERABILITY OF GAS ARGENTINO SHARES (Contd.)

  The sale covers 51% of MetroGAS' Common Stock or, if the proposed transaction is not a sale, it will result in the acquisition of at least 51% of MetroGAS' equity by another company,

  The applicant provides evidence that the transaction will not affect the operating quality of the licensed service.

Dated December 7, 2005, Gas Argentino entered into an agreement to restructure its financial debt with all of its creditors, funds administered by Ashmore ("Ashmore Funds") and by Marathon ("Marathon Funds"), by means of which Gas Argentino would cancel all of its liabilities related to such debt in exchange for issuing and/or transferring, by the current shareholders of Gas Argentino, Common Stock of the said company representing 30% of its Common Stock post-issuing to Ashmore Funds and transferring 3.65% and 15.35% of MetroGAS' Common Stock, owned by Gas Argentino, to Ashmore Funds and Marathon Funds, respectively. Such agreement was, among other conditions, subject to the approval of the ENARGAS and of the Secretariat of Interior Commerce with prior agreement of the National Antitrust Committee (Comisión Nacional para la Defensa de la Competencia - "CNDC"). Through Resolution No. I/097 dated September 14, 2007, the ENARGAS approved the transference of shares, remaining pending the agreement of the CNDC and the approval of the Secretariat of Interior Commerce.

On May 15, 2008, Gas Argentino received a letter from Marathon Funds stating their willingness to terminate the financial debt restructuring agreement signed by Gas Argentino on December 7, 2005 with all its creditors. Marathon exercised the power as set forth in said agreement, which stated that any holder of the Gas Argentino's financial indebtedness would be able to terminate the agreement if corresponding approvals were not obtained.

As a consequence of that, many creditors started claims against Gas Argentino, including a bankruptcy proceeding filed on May 11, 2009. Consequently, on May 19, 2009, Gas Argentino' Board of Directors decided to file a judicial motion for Reorganisation Proceedings. On June 8, 2009, the National Court decided the opening of the Reorganisation Proceedings, ordering the suspension of trials for equity reasons against Gas Argentino. As of the date of issuance of these financial statements, the proof of claim period (verificaciones de crédito) has ended. The court-appointed supervisor (the síndico concursal) has submitted its report to the court regarding each individual claim. On February 10, 2010, the Argentine court issued its decision on whether each individual claim was either accepted or rejected.

By judicial resolution issued on August 9, 2010, it was decided to readjust the Reorganisation Proceeding schedule of Gas Argentino to the Reorganisation Proceeding schedule of MetroGAS. The exclusivity period (the period during which the debtor may submit a proposal to each creditor individually) on the Company's Reorganisation Proceedings was extended to March 9, 2012, and was settled for March 2, 2012, at 12.00 noon the informative hearing and for February 10, 2012 the due date to publish the proposal.

Appeals against the before mentioned judicial resolution were presented by the creditors that claimed credits based on Negotiable Obligations and by the Audit Committee. The appeals were accepted by a resolution issued on August 19, 2010.

NOTE 12 - LIMITATION ON THE TRANSFERABILITY OF GAS ARGENTINO SHARES (Contd.)

After the remedies were justified and the offenses were answered by the Company, the file was submitted to the Court of Appeals on October 4, 2010, who confirmed the decision of first instance on December 21, 2010, which has become in force.

On February 10, 2012, Gas Argentino presented a reorganization proceeding proposal to the creditors whose claims do not enjoy a priority, verified or declared admissibles

The offer consists of the payment of the creditors whose claims do not enjoy a priority, verified or declared admissibles, by means of the delivery, exchange and payment of such credits of negotiable obligations (the "New Notes"), payables off in 13 years, nominated in American Dollars, whose maturity date is in December, 2024 for the 35.01% of the nominal amount of the creditors whose claims do not enjoy a priority, verified or declared admissibles. The principal amount of the New Notes shall be paid in full in a 4 equal and consecutive payments, equivalents each of them to the 25% of the principal amount as of December 15, 2020, that will be payables since December, 2021. The New Notes shall accrue interest on the amount of their outstanding principal at an annual nominal rate of 8.875%, January 2011, which interest shall be paid in December 15 of each year, being foresees the posibility of an interest capitalization, as a Company'option.

Gas Argentino requested to the reorganization proceeding court an extension of the exclusivity period, which was solved favorably. The exclusivity period was established for August 16, 2012 and the informative hearing was established for August 8, 2012.

NOTE 13 - EMPLOYEE STOCK OWNERSHIP PLAN

Executive Decree No. 1,189/92 of the Government, which provided for the creation of the Company, establishes that 10% of the Common Stock represented by Class "C" shares is to be included in the PPP, as required under Chapter III of Law No. 23,696. The transfer of the Class "C" Shares was approved on February 16, 1994 by Executive Order No. 265/94. The Class "C" shares are held by a trustee for the benefit of GdE employees transferred to MetroGAS who remained employed by MetroGAS on July 31, 1993 and who elected to participate in the PPP.

In addition, the Company's by-laws provide for the issuance of profit sharing bonuses as defined in Article 230 of Law No. 19,550 in favor of all regular employees so as to distribute 0.5% of the net income of each year among the beneficiaries of this program. The accrued amounts will be deductible as expense in the income statements of each year, since inappropriate retained earnings exist.

Participants in the PPP purchased their shares from the Government for Ps. 1.10 per share, either by paying cash for them or by applying dividends on such shares and 50% of their profit sharing bonus to the purchase price. The trustee will retain custody of the Class "C" shares until they are fully paid.

NOTE 13 - EMPLOYEE STOCK OWNERSHIP PLAN (Contd.)

Once the Class "C" shares are fully paid, they may be converted at the request of the holders thereof into freely transferable Class "B" shares. The decision to convert Class "C" Shares to Class "B" Shares must be taken by the Class "C" shareholders, acting as a single class. While the PPP is in effect, neither the by-laws of the Company nor the proportions of the various shareholdings may be changed until the requirements set forth in the PPP are fully complied with.

On March 6, 2008, the Board of Directors of MetroGAS approved Class "C" shares conversion to Class "B" shares, requested by the PPP Executive Committee on March 3, 2008.

On May 21, 2008, MetroGAS received a letter from the CNV notifying that share conversion will remain subject to the presentation of the Resolution of National Government approving the fully payment of the outstanding balance of the acquisition price of the Class "C" shares. The mentioned fully payment was approved by the ME through Resolution of National Government No. 252, on August 22, 2008.

On December 30, 2008, the PPP Executive Committee requested MetroGAS to suspend the conversion procedure presented before the CNV and the BCBA until further notices.

NOTE 14 - LONG-TERM CONTRACTS

In order to assure itself of sufficient gas supply and transportation capacity to enable it to provide the licensed service, since the beginning of the concession, MetroGAS has entered into long-term contracts for the purchase of gas and gas transportation services.

14.1. Gas supply

The Company operates with the following mainly suppliers: YPF, Total Austral, Wintershall Energía, Pan American Energy, and other producers in Tierra del Fuego, Neuquén and Santa Cruz.

On June 14, 2007, Resolution No. 599/07 of the Energy Secretariat was published in the Official Gazette through which was approved the proposed draft of the "Agreement with Natural Gas Producers 2007 - 2011 ", then executed by certain natural gas producers, triggering its enforceability. Basically, the Agreement 2007-2011: i) set forth the volumes to be injected in the points of entry to the transportation system by the natural gas producers for residential and commercial consumers, industries, power plants and CNG supply stations until December 31, 2011 (although with different contractual terms depending the type of consumer), ii) indicates certain price adjustment parameters depending the type of consumer, and iii) establishes the mechanisms of natural gas re-routing and additional injections to guarantee the supply of the domestic market in case of shortages. By virtue of said Agreement, the natural gas producers and natural gas distributors should execute gas purchase agreements including its terms and conditions. Opportunely, MetroGAS did not execute any of these agreements given the fact that it is our understanding that the offers received from the natural gas producers neither complyed with the terms and conditions of the "Agreement with Natural Gas Producers 2007-2011" nor would allow MetroGAS to guarantee the supply of natural gas to its non interruptible consumers, considering the volumes included in said offers.

NOTE 14 - LONG-TERM CONTRACTS (Contd.)

As from August 1, 2007, the natural gas producers are supplying natural gas to MetroGAS in the volumes set forth under the Agreement with Natural Gas Producers 2007-2011 and based on several notes issued by the Sub-secretary of fuels and EGM, as delivery arrangements considering that those contracts with gas producers do not exists.

On September 19, 2008 the ES subscribed with natural gas producers the "Complementary Agreement with Natural Gas Producers" (Resolution No. 1,070) aimed at restructuring gas prices at well head and segmenting the residential demand for natural gas, complementary to the Agreement approved by Resolution No. 599/07. The said Agreement was in force as from September 1, 2008, except for CNG which was applied as from October 1, 2008.

Finally, on December 16, 2008 the ES issued Resolution No. 1,417/08 fixing new basin prices to be applied as from November 1, 2008.

Due to the fact that MetroGAS understood that the volumes, basins of injection and routes of transportation foreseen in the Agreement 2007-2011 would prevent the normal supplying of the non interruptible demand, the Company carried out presentations to the ENARGAS, the ES and the Fuel Sub secretariat tending to raise this situation and to request its remediation.

On October 4, 2010 the ENARGAS issued a Resolution approving the Procedure for Gas Applications, Confirmations and Control. Since October 1, 2010, when such Procedure started to be in force, MetroGAS has daily counted on the total natural gas volume that is necessary to supply uninterruptible demands.

On January 5, 2012 ES Resolution No. 172/12 was published in the Official Gazette; it extended the effects of ES Resolution No. 599/07 as regards the allocation of natural gas volumes by routes and basins based on the different categories of clients until new resolutions are stipulated to that respect.

14.2. Gas transportation

MetroGAS has entered into a number of transportation contracts, with expiration dates ranging between 2012 and 2027, with Transportadora de Gas del Sur S.A. ("TGS"), Transportadora de Gas del Norte S.A. ("TGN") and other companies, which provide for firm transportation capacity of 24.6 MMCM per day, considering contracts in force as of December 31, 2011.

The estimated annual valuation of firm transportation under these contracts is, as follows:

NOTE 14 - LONG-TERM CONTRACTS (Contd.)

The contracts entered into by MetroGAS with gas transportation companies could be subject to modifications due to Emergency Law provisions applicable to utility services contracts, which include natural gas transportation. As of the date of issuance of these financial statements it is not possible to assess the impact of these modifications.

On May 31, 2011, ENARGAS assigned to MetroGAS 35,000 m3 of firm transportation capacity corresponding to the Chubut - GBA route, in force from June 1, 2011 to December 28, 2027. This firm transportation capacity was offered irrevocably by TGS to MetroGAS in the open season bid No. 01/07.

14.3 Transportation and distribution commitments

The contracts entered into with power plants include clauses to cede transportation during the winter period; these clauses allow MetroGAS to restrict the transportation and distribution service for a determinate volume to supply its non-interruptible demand.

In case MetroGAS is obligated to restrict the transportation and distribution service for a higher volume than the established in each contract, mainly due to a higher firm demand, those contracts establish penalties to pay to power plants due to these restrictions.

NOTE 15 - FISCAL AND LEGAL MATTERS

15.1. Turnover tax (Province of Buenos Aires)

During 1994, the Province of Buenos Aires agreed with the Argentine Government that the Province would not impose gross revenue taxes on sales of natural gas at a rate in excess of 3.5% of the invoice prices of those sales. Notwithstanding the above, the Province imposed gross revenue taxes on sales of natural gas at a higher rate and instructed us to include gross revenue taxes at the higher rate in our invoices to our customers and to remit the taxes so collected to the Province. MetroGAS declined to follow those instructions, citing the agreement between the Province and the Argentine government described above.

On December 22, 2005, through Resolution No. 907/05, the Revenue Department of the Province of Buenos Aires requested the payment of amounts corresponding to the period from 2001 to march 2003, that would have been received from customers, if the mentioned rate increase had been applied in the invoices (actually amount approximately Ps. 23 million, including interests and fines). Such Resolution was appealed on January 16, 2006, before the Tax Court of the Province of Buenos Aires.

On September 27, 2006 the "Comisión Federal de Impuestos" (Federal Tax Commission) through its judgment No. 112/06 ratified the criterion followed by the Company and rejected a motion of revision filed by the Province of Buenos Aires within a file that analyzes a situation identical to MetroGAS. Against such judgment, the Province of Buenos Aires filed and extraordinary motion of revision against the same Federal Tax Commission to be decided by the Federal Supreme Court of Justice. Said extraordinary motion was granted and up to date the same is pending of definitive decision by the Federal Supreme Court of Justice.

NOTE 15 - FISCAL AND LEGAL MATTERS (Contd.)

On March 3, 2008, through Resolutions No. 95/08, No. 96/08 and No. 97/08, the Revenue Department of the Province of Buenos Aires requested the payment of amounts corresponding to the period from January 2004 to October 2005 of the above mentioned rate increase, and for difference in the income and expenses rate. Those amounts approximately Ps. 38 million, including interests and fines. On March 27, 2008, those resolutions were appealed before the Tax Court of the Province of Buenos Aires.

In the event that MetroGAS is finally compelled to pay for such amounts, it will request a reallocation of such rate increase to the tariffs paid by customers in compliance with the terms of the License.

As of December 31, 2011, the Company registered an allowance of Ps. 18,811 thousand for the contingency related to the difference on the determination of the income and expenses rate.

15.2. Rates and charges

Through resolution No. 2,778/03, the ENARGAS stated that MetroGAS had collected excessive rates and charges from its customers amounting to Ps. 3.8 million and stipulated a fine for Ps. 0.5 million. The Company duly filed an appeal for reconsideration with a subsidy appeal against the mentioned Resolution and against the interest rate applied on the fine. As of December 31, 2011 the total amount demanded by the ENARGAS amounted to Ps. 23,393 thousand, including interests and fines, which has been recorded as a provision.

15.3. Fines Government of the City of Buenos Aires - Works in public roadway.

On January 25, 2008, through Law No. 2,634, and its Regulation Decree No. 238/08 published on March 28, 2008, the new regime of openings and/or breaks in public roadway of the City of Buenos Aires was created and regulated, which specifies charges to pay for works in public spaces and establishes that closing works have to be made by GACBA, previous payment from the authorized companies to make openings. After that and in force as from November 1, 2009, the Government of the Autonomous City of Buenos Aires modified the procedure to repair sidewalks once more and stated that those companies which made holes in sidewalks have to repair and close them for good.

The GACBA's Control of Special Misdemeanours Agency sanctioned MetroGAS in several causes. The Company is discharging the notified administrative infractions, and requesting the pass to the contravencional justice to made the corresponding defenses, in order to obtain the declaration of the law unconstitutionality and the irrationality of the fines and, consequently, the rejection of the imposed sanctions. As of December 31, 2011, the Company has registered an allowance of Ps. 2,554 thousand related to this concept.

NOTE 15 - FISCAL AND LEGAL MATTERS (Contd.)

15.4. Interpretation disagreements with the Regulatory Authority.

At the date of issuance of these financial statements, there are disagreements between the Company and the regulatory authorities as to the interpretation of various legal matters. As of December 31, 2011, the Company has registered an allowance of Ps. 10,839 thousand related to this concept.

Juan Carlos Fronza
President

METROGAS S.A.

EXHIBIT A

FINANCIAL STATEMENTS AS OF DECEMBER 31, 2011 AND 2010

FIXED ASSETS

MAIN ACCOUNT	ORIGINAL VALUE					DEPRECIATION					NET BOOK VALUE 12-31-11
	AT BEGINNING OF YEAR	INCREASE	TRANSFERS	RETIREMENTS	AT END OF YEAR	ACCUMULATED AT BEGINNING OF YEAR	RETIREMENT	FOR THE YEAR: ANNUAL RATE (1)	FOR THE YEAR: AMOUNT (2)	ACCUMULATED AT END OF YEAR	
	Thousands of Ps.										
Land	17,501	-	-	-	17,501	-	-	-	-	-	17,501
Building and civil constructions	76,156	-	-	-	76,156	25,708	-	2%	1,425	27,133	49,023
High pressure mains	294,312	-	30	-	294,342	185,460	-	2.22% to 10%	4,903	190,363	103,979
Medium and low pressure mains	1,720,532	-	70,205	(16,604)	1,774,133	540,795	(8,256)	1.19% to 10%	39,939	572,478	1,201,655
Pressure regulating stations	65,253	-	-	(166)	65,087	37,942	(102)	4% to 12.5%	2,111	39,951	25,136
Consumption measurement installations	345,670	-	6,472	(80)	352,062	150,778	(39)	2.85% to 5%	13,039	163,778	188,284
Other technical installations	50,735	-	1,478	-	52,213	43,893	-	6.67%	2,175	46,068	6,145
Machinery, equipment and tools	28,311	-	562	(185)	28,688	26,004	(180)	6.67% to 20%	447	26,271	2,417
Computer and telecommunications equipment	169,348	-	22,604	(1,082)	190,870	154,437	(1,030)	5% to 50%	5,880	159,287	31,583
Vehicles	10,986	-	-	-	10,986	8,378	-	10% to 20%	819	9,197	1,789
Furniture and fixtures	5,466	-	-	-	5,466	5,453	-	10% to 20%	7	5,460	6
Materials	9,848	20,184	(13,846)	(454)	15,732	-	-	-	-	-	15,732
Gas in pipelines	214	-	-	-	214	-	-	-	-	-	214
Work in progress	69,795	84,966	(86,463)	-	68,298	-	-	-	-	-	68,298
Advances to fixed assets suppliers	445	3,978	(2,938)	-	1,485	-	-	-	-	-	1,485
Subtotal	2,864,572	109,128	(1,896)	(18,571)	2,953,233	1,178,848	(9,607)	-	70,745	1,239,986	1,713,247
Distribution network extensions constructed by third parties	66,261	-	1,969	217	68,447	14,430	16	1.82% to 2.38%	1,350	15,796	52,651
Offsetting item for distribution network extensions	(5,969)	-	(73)	-	(6,042)	(662)	-	2% to 2.38%	(134)	(796)	(5,246)
Allowance for obsolescence of materials (Exhibit E)	(615)	(427)	-	7	(1,035)	-	-	-	-	-	(1,035)
Allowance for disposal of fixed assets (Exhibit E)	(8,756)	(6,129)	-	8,191	(6,694)	-	-	-	-	-	(6,694)
Total as of December 31, 2011	2,915,493	102,572	-	(10,156)	3,007,909	1,192,616	(9,591)	-	71,961	1,254,986	1,752,923
Total as of December 31, 2010	2,814,164	110,442	-	(9,113)	2,915,493	1,125,734	(7,539)	-	74,421	1,192,616	1,722,877

Notes:

(1) The depreciation rates are variable and based on the useful lives assigned to the assets at the Takeover Date. The useful lives were estimated according to the type, current condition and renewal and maintenance programs of assets.

(2) Depreciation of fixed assets has been included in Exhibit H.

METROGAS S.A.

EXHIBIT C

FINANCIAL STATEMENTS AS OF DECEMBER 31, 2011 AND 2010

NON-CURRENT INVESTMENTS

METROGAS S.A.

EXHIBIT D

FINANCIAL STATEMENTS AS OF DECEMBER 31, 2011 AND 2010

CURRENT INVESTMENTS

METROGAS S.A.

EXHIBIT E

FINANCIAL STATEMENTS AS OF DECEMBER 31, 2011 AND 2010

ALLOWANCES

METROGAS S.A.

EXHIBIT F

FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

OPERATING COST

METROGAS S.A.

EXHIBIT G

FINANCIAL STATEMENTS AS OF DECEMBER 31, 2011 AND 2010

FOREIGN CURRENCY ASSETS AND LIABILITIES

METROGAS S.A.

EXHIBIT H

FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

EXPENSES INCURRED

MAIN ACCOUNT	12-31-11						12-31-10
	FIXED ASSETS EXPENSES	OPERATING EXPENSES GAS SALES	OPERATING EXPENSES PROCESSED NATURAL GAS	ADMINISTRATIVE EXPENSES	SELLING EXPENSES	TOTAL	TOTAL
	Thousands of Ps.						
Payroll and other employees benefits	6,332	55,781	-	57,840	49,440	169,393	131,719
Social security contributions	2,182	13,975	-	11,393	12,789	40,339	38,335
Directors´and members of Surveillance committee fee	-	-	-	1,340	-	1,340	1,309
Fees for professional services	-	495	-	16,639	120	17,254	13,309
Sundry materials	-	6,014	-	-	-	6,014	4,400
Fees for sundry services	-	18,369	-	967	19,938	39,274	30,938
Postage, telephone and fax	-	872	-	1,558	12,717	15,147	12,095
Leases	-	186	-	3,439	1,551	5,176	4,297
Transportation and freight charges	-	-	-	1,471	-	1,471	1,140
Office materials	-	708	-	1,759	193	2,660	2,010
Travelling expenses	-	533	-	274	81	888	814
Insurance premium	-	-	-	5,613	-	5,613	3,467
Fixed assets maintenance	-	35,169	-	17,807	271	53,247	41,187
Fixed assets depreciation	-	64,791	-	7,170	-	71,961	74,421
Taxes, rates and contributions	-	2,202	35	18,199	37,057	57,493	51,910
Publicity	-	-	-	-	1,275	1,275	814
Doubtful accounts	-	-	-	-	(1,875)	(1,875)	5,921
Bank expenses and commissions	-	-	-	177	7,175	7,352	6,600
Contingencies reserve	-	-	-	12,087	-	12,087	9,464
Others	-	5,667	-	373	273	6,313	5,037
Total as of December 31, 2011	8,514	204,762	35	158,106	141,005	512,422	439,187

Total as of December 31, 2010	6,347	187,775	35	123,363	121,667	439,187

Basis of Presentation

The consolidated financial statements are stated in Argentine pesos and were prepared in accordance with accounting disclosure and valuation standards contained in the technical pronouncements issued by the Argentine Federation of Professional Councils in Economic Sciences ("FACPCE") approved by the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires ("CPCECABA") and in accordance with the resolutions of the National Securities Commission ("CNV") assuming that the Company will continue as a going concern . However, the Company's Annual Consolidated Financial Statements do not include any adjustments or reclassifications that might result either from the successful outcome of the voluntary reorganization proceeding (concurso preventivo) on the effects on the valuation and classification of the reorganization liabilities or from the non occurrence of the event, according to our current standards. These financial statements should be read under these circumstances.

The consolidated financial statements have been prepared in constant currency, reflecting the overall effects of inflation through August 31, 1995. Between that date and December 31, 2001, restatement of the financial statements was discontinued due to the existence of a period of monetary stability. Between January 1, 2002 and March 1, 2003, the effects of inflation were recognized to reflect the inflation recorded during that period. As from that date, restatement of consolidated financial statements has been discontinued. The rate used for restatement of items was the internal wholesale price index published by the National Institute of Statistic and Census.

The Company has consolidated line by line its balance sheet as of December 31, 2011 and 2010, as well as its statements of income and cash flow for the years ended December 31, 2011 and 2010, with the financial statements of its controlled company ("MetroENERGÍA") in compliance with Technical Resolution No. 21 issued by FACPCE, approved by the CPCECABA.

Advances on the compliance with the International Financial Reporting Standards ("IFRS") implementation plan.

The CNV has established the application of the Technical Resolution No. 26 of the FACPCE which adopts, for entities included in the public offer under Law No. 17,811, for its capital or for negotiable obligations, or for having requested authorization to be included in the public offer, the international financial reporting standards issued by the IASB (International Accounting Standard Board).

On January 24, 2012 the CNV issued Resolution No. 600 extending the enforcement of the IFRS for one year to licensees of the gas transport and distribution public services as well as to its controlling companies.

Consequently, the enforcement of those standards shall be compulsory for the Company as from fiscal year beginning on January 1, 2013.

On April 22, 2010, the Board of Directors approved the specific implementation plan. Since that date, the implementation process has been implemented according to the plan. Actually, the Company is ending the impact evaluation of the IFRS'implementation.

The Argentine Economic Scenario and its impact on the Company

As from the passing of the Emergency Law and its subsequent decrees, MetroGAS' activity has been significantly affected. Among the measures adopted the most important are the devaluation registered during the first months of year 2002, the pesification of certain assets and liabilities in foreign currency deposited in the country, the consequent increase in internal prices and the pesification of prices and tariffs of public services.

Moreover, the provisions of the Emergency Law modified standards of the Regulatory Framework applicable to the transportation and distribution of natural gas, mainly those which establish that the tariffs are calculated in U.S. dollars and stated in pesos and that are adjustable according to international indexes.

In Note 2 to the consolidated financial statements and in Notes 2, 8 and 14 to primary financial statements, there is a detailed description of the economic context, the impacts of the Emergency Law and its ruling decrees, the adverse economic and financial condition that the Company faces as a result of the continue delay in the increase in its tariff, the consequent Company's filing of a petition for voluntary reorganization (concurso preventivo) in an Argentine court and the uncertainties generated about the future results of the Company.

These situations have been considered by the Company's Management when calculating significant accounting estimates included in these consolidated financial statements, including those related to the recoverable value of non current assets. For that purpose, the Company's Management periodically elaborates economic-financial projections from alternative scenarios based on macroeconomic, financial, market and regulatory assumptions.

As a consequence of the situations described above, such projections have considered modifications to the tariffs and adjustments to the operative costs of the Company in order to restore its economic-financial equation. Actual future results could differ from those estimates.

General Considerations

MetroGAS' sales are highly sensitive to weather conditions in Argentina. Demand for natural gas and, consequently, MetroGAS' sales, are significantly higher during the winter months (May to September), due to larger gas volumes sold and the tariff mix affecting revenues and gross profit.

According to changes in regulations (see Note 8.4.1 to the primary financial statements) the Board of Directors of MetroGAS decided to constitute MetroENERGÍA, on April 20, 2005; MetroGAS holds 95 % of the Common Stock and whose purpose is to buy and sell natural gas and/or its transportation on its own, on behalf of or associated to third parties.

Although several draft copies with proposals have been exchanged with the UNIREN during the last years (last one was received in January 2012), the Company has not been able to reach a definite agreement since, the Government strictly requires that Company's direct and indirect shareholders suspend and eventually release any domestic or international claim against the National State as a consequence of the emergency condition and, that the Company grants an indemnity for the National State as regards any measure, decision or judgment consisting in a compensation of damages or an economic indemnity, whatever origin, based on or related to actions or measures stated as a consequence of the emergency situation stipulated by Law No. 25,561 and /or the annulment of the PPI index as regards the License agreement. Among the relevant issues where no consensus has been reached to move forward in the process to subscribe to a Letter of Understanding, we can mention, the amount of tariffs' increases and the lack of certainty as regards the effective perception of those increases by the Company within a deadline in accordance with the special situation that the Company is undergoing. Without ruling out other alternatives, and taking into account that the Company is in a delicate situation, negotiations are still being fostered aiming at reaching an agreement that envisages tariff increases from the beginning allowing the Company to make a proposal to its creditors and overcome the legal proceedings it is going through, thus re-establishing the business feasibility. According to the opinion of the Company's legal advisors, an Agreement Act with the characteristics proposed by the UNIREN has to be authorized by the judge in charge of the insolvency proceedings.

In the framework of the license renegotiation process, on October 1, 2008 MetroGAS signed a Temporary Agreement with the UNIREN, which involves the celebration of, which establishes a Transitional Tariff Regime as from September 1, 2008, with a readequacy of prices and tariffs including price variation of gas, transportation and distribution services. The above mentioned agreement was ratified by the Shareholders' Assembly of MetroGAS on October 14, 2008 and approved by the Executive Power on March 26, 2009 by the Decree No. 234 (date of publication in the Official Gazzete: April 14, 2009).

The amounts resulting from the effectively received increase in distribution tariffs must be deposited by MetroGAS in a specific trust fund created to carry out infrastructure works in the licensee area.

The Temporary Agreement establishes general guidelines for final tariff increases on average invoices, including adjustments of gas prices at well head and adjustments of transportation and distribution services, and it is complemented with ENARGAS Resolution No. I/409, which sets up a segmentation of residential customers according to their annual consumption, and Resolution No.1,070/08 from the ES, which includes the Complementary Agreement signed with gas producers through which gas prices at well head are established as from September 2008 until December 2009 for each customer category according their annual consumption.

In September 2009, the ENARGAS sent the previous background and the MetroGAS' tariff chart provided by the Temporary Agreement to the Undersecretary of Coordination and Management control dependent on the MPFIPyS. On February 17, 2010, MetroGas filed a legal protection proceeding before the Federal Administrative Court of Appeals requiring the issuing of an order of quick dispatch against the Sub-Secretariat of Coordination and Management Control in order to make the Sub-Secretary to finally issue the file in which the tariff scheme to be approved by ENARGAS is considered.

On December 16, 2009, the UNIREN sent to MetroGAS a new version of the Letter of Understanding with the proposal of the license renegotiation.

On January 18, 2012, MetroGAS received Note No. 12 from the UNIREN requesting the Company to take up again the renegotiatiation of the Gas Distribution License. Since then, MetroGAS and the UNIREN has been meeting and exchanging comments to the draft of the Final Agreement proposed by the UNIREN.

As of the date of issuance of these financial statements, the ENARGAS has not issued the tariff charts that allowed the implementation to the Temporary Agreement signed in October 2008 and approved by the Executive Power in March 2009, as a consequence, the Company was niether invoiced nor registered the effects of the mentioned Temporary Agreement, moreover, as of this date it has not been possible to reach the necessary consensus to meet neither the interests of the National Government nor the ones of the Company and its shareholders.

In June 2010, the Company sent to the ENARGAS and the UNIREN the support documentation refereed to investments made from September 2008 to December 2009 and the Investment Plan 2010, according to the Temporary Agreement requests.

As regards the Trust fund that would be destined to the construction of infrastructure works, MetroGAS complied with all the necessary steps to the constitution of an administration trust fund with Nación Fideicomisos S.A.. At first, the Letter of Understanding ("Memorando de Entendimiento") was subscribed by both parties and sent to the ENARGAS and the MPFIPyS on March 22, 2010. Afterwards, administration trust fund contract conditions were settled and approved on March 14, 2011 by ENARGAS and the UNIREN, but as of the date of issuance of these financial statements, no answer was received by MetroGAS. It is worth mentioning that the Company included this contract into the reorganization procedure to receive the judicial authorization, if applicable, according to the Article No. 16 in fine of the Law No. 24,522. In this respect, the court issued a resolution providing that the constitution of the trust fund does not require judicial authorization in the terms foreseen by Article No. 16 of the Bankruptcy Law, since it does not refer to a disposition act that affects the Company's equity.

During 2010 and 2011, notes were sent to the ENARGAS, UNIREN and the MPFIPyS insisting on the Company's vital need to reach a definite consensus to successfully end the legal proceedings that the Company is undergoing.

In face of the difficult financial situation affecting MetroGAS and the lack of response from state bodies regarding the proceedings started, on June 8, 2010 the Company filed a legal protection proceeding against the ENARGAS and the Undersecretary of Coordination and Management Control under the authority of the Ministry of Federal Planning, Public Investment and Services ("MINPLAN"), as a consequence of their omission to implement the "Temporary Tariff Scheme" (RTT) established in the Temporary Agreement subscribed on October 1, 2008 and approved by the National Executive Power through Executive Order No. 234/09 .

When filing the appeal, the Company stated that both the ENARGAS and the Undersecretary of Coordination, within the sphere of their respective responsibilities, have had to implement, since March 2009, the tariff scheme derived from the Temporary Tariff Scheme. However, they omitted to carry out due actions to implement the said scheme, resulting in prejudice of the Company's constitutional rights. Therefore, it was requested that the defendants carry out, without delay, the necessary actions to put in force the tariff increase before mentioned.

On November 30, 2010 the Judge rejected the legal protection proceeding, decision which was then appealed by the Company on December 7, 2010.

It is important to point out that tariffs for distribution services have not been increased since 1999, which has caused unbalances between MetroGAS' income and expenses. If the issuance of the tariff charts continues delayed, the economic and financial condition of the Company will continue to deteriorate.

Given the adverse condition the Company is currently undergoing, as a result of the delay in the increase in its tariffs, on June 17, 2010, the Board of Directors of MetroGAS filed for a reorganization proceeding (as described in Note 2 to the financial statements).

On that same date, through Resolution No. I-1,260, ENARGAS notified MetroGAS that the Company was intervented (as described in Note 2 to the financial statements).

Considering the situation the Company is going through, and the fact that on January 6, 2012 the Emergency Law No. 25,561 had been in force for 10 years and so as to efficiently protect its rights, on December 29, 2011, MetroGAS filed a lawsuit to interrupt the prescription of damages resulting from the breakdown of the economic financial equation stipulated in the gas distribution License as well as a previous administrative claim with the same purpose.

Analysis of Operations for the years ended December 31, 2011 and 2010

The Company's sales increased by 3.3% during the years ended December 31, 2011, and operating cost increased by 5.9% compared to the previous year, thus producing a decrease in gross profit of Ps. 10,372 thousand, amounting to Ps. 302,768 thousand during the year ended December 31, 2011 compared to Ps. 313,140 thousand in the previous year.

Administrative and selling expenses increased 21.5% from Ps. 256,668 thousand during the year ended December 31, 2010 to Ps. 311,803 thousand during the present year.

Consequently, during the year ended December 31, 2011 an operating loss of Ps. 9,035 thousand was recorded compared to a gain of Ps. 56,472 thousand recorded in the previous year.

During the year ended December 31, 2011 a financial and holding loss of Ps. 62,378 thousand was recorded compared to a loss of Ps. 149,301 thousand recorded in the previous year.

The Company's net loss for the year ended December 31, 2011 amounted to Ps. 73,121 thousand compared to a net loss of Ps. 71,697 thousand recorded in the previous year.

Operating results and financial position

Sales

The Company's consolidated sales during the year ended December 31, 2011 increased by 3.3%, amounting to Ps. 1,161,174 thousand compared to Ps. 1,123,884 thousand in the previous year.

Sales increase during the year ended December 31, 2011 was mainly originated by higher transportation and distribution MetroGAS's sales to residential customers and to higher MetroENERGÍA'sales on its own behalf.

Sales to residential customers increased by 4.5% from Ps. 515,280 thousand during the year ended December 31, 2010 to Ps. 538,445 thousand in the present year, mainly due to an increase of 3.4% in volmes delivered during the year ended December 31, 2011 compared to the previous year.

MetroGAS's sales with gas to industrial, commercial and governmental customers decreased by 2.3% from Ps. 88,989 thousand during the year ended December 31, 2010 to Ps. 86,936 thousand in the present year, mainly due to a decrease in average prices, partially offset by an increase of 2.2% in gas volumes delivered.

Sales of transportation and distribution services to power plants decreased by 1.5% from Ps. 88,271 thousand during the year ended December 31, 2010 to Ps. 86,979 thousand in the present year, due to a decrease in average prices partially offset by an increase of 8.2% in gas volumes delivered.

On the other hand, sales of transportation and distribution service to industrial, commercial and governmental customers increased by 1.6% from Ps. 64,926 thousand during the year ended December 31, 2010, to Ps. 65,945 thousand in the present year, mainly due to an increase in average prices, partially offset by a decrease of 0.7% in gas volumes delivered.

Sale of transportation and distribution service to CNG decreased by 1.6% from Ps. 36,660 thousand during the year ended December 31, 2010 to Ps. 36,079 thousand during the present year, mainly due to a decrease in average prices as a consequence of the lower capacity contracted in the present year compared to the previous year.

Sale of processed natural gas increase 12.2% during the year ended December 31, 2011 compared to the previous year, mainly due to an increase in average prices.

MetroENERGÍA's gas and transportation sales on its own behalf increased 3.8%, from Ps. 222,740 thousand during the year ended December 31, 2010 to Ps. 231,220 thousand during the present year, mainly as a consequence of an increase in average prices, partially offset by a decrease of 6.8% in gas volumes delivered.

Commission for operations on behalf of third parties carried out by MetroENERGÍA, increased from Ps. 12,088 thousand during the year ended December 31, 2010 to Ps. 16,839 thousand during the present year, mainly as a consequence of an increase in averages prices.

The following chart shows the consolidated Company's sales by customer category for the years ended December 31, 2011 and 2010, expressed in thousands of pesos:
	For the year ended December 31, 2011	% of Sales	For the year ended December 31, 2010	% of Sales
MetroGAS
Gas sales:
Residential	538,445	46.4	515,280	45.9
Industrial, Commercial and Governmental	86,936	7.5	88,989	7.9
Subtotal	625,381	53.9	604,269	53.8

Transportation and Distribution Services
Power Plants	86,979	7.5	88,271	7.9
Industrial, Commercial and Governmental	65,945	5.7	64,926	5.8
Compressed Natural Gas	36,079	3.1	36,660	3.3
Subtotal	189,003	16.3	189,857	17.0
Processed Natural Gas	54,738	4.7	48,785	4.3

Other Gas Sales and Transportation and Distribution Services	43,993	3.7	46,145	4.1
MetroENERGÍA
Gas and transportation sales on its own behalf	231,220	19.9	222,740	19.7
Selling commission	16,839	1.5	12,088	1.1
Total of Sales	1,161,174	100.0	1,123,884	100.0

The following chart shows the Company's natural gas sales and transportation and distribution services by customer category for the years ended December 31, 2011 and 2010, expressed in million of cubic meters:
	For the year ended December 31, 2011	% of Sales	For the year ended December 31, 2010	% of Sales
Gas sales:
Residential	2,006.8	24.3	1,940.7	24.6
Industrial, Commercial and Governmental	479.4	5.8	469.0	6.0
Subtotal	2,486.2	30.1	2,409.7	30.6
Transportation and Distribution Services
Power Plants	3,649.6	44.2	3,373.0	42.8
Industrial, Commercial and Governmental	829.0	10.0	834.6	10.6
Compressed Natural Gas	554.2	6.7	553.6	7.0
Subtotal	5,032.8	60.9	4,761.2	60.4
Processed Natural Gas	145.4	1.8	141.3	1.8
Other Gas Sales and Transportation and Distribution Services	595.4	7.2	570.6	7.2
Total delivered volume by MetroGAS	8,259.8	100.0	7,882.8	100.0

Total gas and transportation delivered volume by MetroENERGÍA on its own behalf	716.6	100.0	768.5	100.0

Operating costs

Operating costs totaled Ps. 858,406 thousand during the year ended December 31, 2011 generating a 5.9% increase compared to Ps. 810,744 thousand recorded in the previous year. This variation was mainly due to the increase in gas and transportation costs, in payroll and social contributions, in fixed assets maintenance and in fees for sundry services, partially offset by lower depreciation and higher capitalization of operating costs in fixed assets.

Gas purchases of natural gas increased by 4.9% from Ps. 404,808 thousand during the year ended December 31, 2010 to Ps. 424,583 thousand during the present year, mainly due to an increase in purchased gas volumes and cost from MetroENERGÍA. During the years ended December 31, 2011, 3,093.3 million of cubic meters were acquired by MetroGAS and 465.5 million of cubic meters were acquired by MetroENERGÍA representing an increase of 0.6% compared to the gas volumes purchased in the previous year.

Gas transportation costs increase by 5.0% during the year ended December 31, 2011 compared to the previous year, due to the increase of MetroENERGÍA transportation costs to resale and to exchange and movement.

During the years ended December 31, 2011 and 2010, the Company capitalized Ps. 8,514 thousand and Ps. 6,347 thousand, respectively, corresponding to the portion of operating costs attributable to the planning, execution and control of investments in fixed assets.

The following chart shows the Company's operating costs by type of expense for the years ended December 31, 2011 and 2010, expressed in thousands of pesos:
	For the year ended December 31, 2011	% of Total Operating Costs	For the year ended December 31, 2010	% of Total Operating Costs

Gas purchases of natural gas	424,583	49.5	404,808	49.9
Gas transportation	229,026	26.7	218,126	26.9
Depreciation of fixed assets	64,791	7.5	68,965	8.5
Payroll and social contributions	78,270	9.1	64,854	8.0
Fixed assets maintenance	35,169	4.1	30,637	3.8
Sundry materials	6,014	0.7	4,400	0.5
Fees for sundry services	18,369	2.1	16,232	2.0
Other operating expenses	10,698	1.3	9,069	1.1
Capitalization of operating costs in fixed assets	(8,514)	(1.0)	(6,347)	(0.7)
Total	858,406	100.0	810,744	100.0

Administrative expenses

Administrative expenses increased 28.2% from Ps. 123,831 thousand during the year ended December 31, 2010 to Ps. 158,746 thousand during the present year. This increase was mainly due to the increase in payroll and social contributions, in fixed assets maintenance and in fees for professional services, as well as higher charge of the contingency provision, tax, rates and surcharges and of insurance costs.

Selling expenses

Selling expenses increased 15.2% from Ps. 132,837 thousand during the year ended December 31, 2010 to Ps. 153,057 thousand during the present year, mainly due to the increase in payroll and social contributions, in fees for sundry services, in tax, rates and surcharges and in postage, telephone and fax expenses partially offset by the allowance for doubtful accounts recovery.

Financing and holding results

During the year ended December 31, 2011 a financial and holding loss of Ps. 62,378 thousand was recorded compared to a loss of Ps. 149,301 thousand recorded in the previous year. Such variation in financial and holding results was mainly due to the lower financial interest charges, to the reversal of the discount of the financial debt registered in 2010 as a consequence of the Company' reorganization proceeding and to the discount of the present value of long-term receivables, partially offset by the increase in the exchange loss registered during the present year due to the higher variation on the exchange rate.

Other income net

Other income net, for the year ended December 31, 2011 totaled a gain of Ps. 7,249 thousand compared to a gain of Ps. 8,565 thousand recorded in the previous year.

Income tax

During the year ended December 31, 2011, the Company registered a loss amounted to Ps. 8,751 thousand for income tax compared to an income of Ps. 12,825 thousand registered in previous year. Such variation was mainly due to an increase in the valuation allowance of minimum presumed income tax, to the lower credit generated by MetroGAS in the present year compared to the previous year, partially offset by lower charge generated by MetroENERGÍA during the present year compared to the previous year.

Net cash flows provided by operating activities

Net cash flows provided by operating activities amounted to Ps. 5,058 thousand and Ps. 302,205 thousand as of December 31, 2011 and 2010, respectively. Such variation was mainly due to an increase in funds required by the working capital during the present year compared to the previous year and due to the lower operating result registered in the present year compared to the previous year.

Net cash flows used in investing activities

Net cash flows used in investing activities totaled Ps. 109,128 thousand during the year ended December 31, 2011, due to higher fixed assets additions, compared to Ps. 119,111 used in the previous year.

Net cash flows used in financing activities

During the year ended December 31, 2011, no cash flows were used in financing activities, while Ps. 31 thousand were used in the previous year.

Liquidity and capital resources

Financing

As of December 31, 2011, the total indebtedness of the Company was Ps. 1,119,331 thousand.

On March 25, 2002, MetroGAS announced the suspension of principal and interest payments on all of its financial indebtedness due to the fact that the Emergency Law, together with implementing regulations, altered fundamental parameters of the Company's license, including the suspension of the tariff adjustment formula and the redenomination of the tariff into pesos, and also the announcement of the devaluation of the peso.

On November 9, 2005, the Company announced the commencement of a solicitation of consents to restructure its unsecured financial indebtedness pursuant to an APE under Argentine law.

On May 12, 2006, the Company concluded the financial debt restructuring process, performing the effective exchange of the bonds. Consequently, it issued in exchange for its Existing Debt Series 1 Notes amounting to US$ 236,285,638 in principal amount, Series 2 Notes Class A amounting to US$ 6,254,764 in principal amount and Series 2 Class B amounting to Euros 26,070,450 in principal amount. Additionally the Company made payments amounting to US$ 105,608,445 for the cash options received, along with US$ 19,090,494 and Euros 469,268 to pay accrued interest on Series 1 notes and Series 2 notes through December 30, 2005.

The offering of the Series 1 and 2 was made in full compliance with the Fund Allocation Plan. The funds obtained were allocated to the refinancing of short-term indebtedness.

The adverse financial conditions that the Company faces as a result of this continued delay in the increase in its tariff led its Board of Directors to approve the Company's filing of a petition for voluntary reorganization (concurso preventivo) in an Argentine court on June 17, 2010 (see Note 2 for further details on this proceeding). This reorganization filing generated an event of default under its outstanding debt obligations. Pursuant to the terms of its outstanding debt obligations, this default resulted in the automatic acceleration of the Company's outstanding debt obligations. Nevertheless, upon the reorganization filing, an automatic stay was put into place on the payment of principal and interest on the Company's outstanding debt obligations.

Comparative consolidated balance sheets

In order to appraise the development of the Company's activities, the chart below set forth comparative consolidated balance sheet information from the Company's consolidated financial statements as of December 31, 2011, 2010, 2009, 2008 and 2007.

Comparative consolidated statements of income

The chart below contains a summary of the consolidated statements of operations for the years ended December 31, 2011, 2010, 2009, 2008 and 2007.

Comparative statistical data

The chart below shows a summary of operating data for the years ended December 31, 2011, 2010, 2009, 2008 and 2007.

Comparative ratios

The chart below contains certain financial ratios as of December 31, 2011, 2010, 2009, 2008 and 2007.

Other information

The chart below contains information regarding the price per share of the Company's common shares and its ADSs:
		Share Price on the Buenos Aires Stock Exchange (1)	ADSs Price on the New York Stock Exchange (1)
		Ps.	US$
December	2007	1.42	4.45
December	2008	0.54	0.95
December	2009	0.88	2.17
January	2010	0.81	2.09
February	2010	0.77	1.98
March	2010	0.75	1.94
April	2010	0.80	2.20
May	2010	0.69	1.67
June	2010	0.61	1.50 (2)
July	2010	0.67	-
August	2010	0.61	-
September	2010	0.69	-
October	2010	0.74	-
November	2010	1.16	-
December	2010	1.16	-
January	2011	1.31	-
February	2011	1.17	-
March	2011	1.04	-
April	2011	1.05	-
May	2011	0.96	-
June	2011	1.19	-
July	2011	1.09	-
August	2011	1.03	-
September	2011	0.96	-
October	2011	1.10	-
November	2011	0.97	-
December	2011	0.69	-
  Prices on the last business day of the month, except for (2).
  On June 17, 2010, we received a notice from the NYSE that MetroGAS' ADRs had been suspended from trading on the NYSE as a result of our filing for voluntary reorganization.

Outlook

Based on the economic context and the provisions issued by the National Government, which include the modification of MetroGAS' Regulatory Framework and its reorganization proceeding, the Company will continue, while be financially possible, concentrating its efforts towards ensuring business continuity, maintaining the quality and reliability of gas supplies, meeting the Basic License Rules and finally, and depending on the outcome of the renegotiation of the License MetroGAS will define its new future strategy and matters such as company planning, commercial policy and development of the investment plan.

Autonomous City of Buenos Aires, March 7, 2012.

Juan Carlos Fronza
President